May 24, 2021
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Merger Fund, The Merger Fund VL and Westchester Capital Funds
        File Nos. 811-3445, 811-21279 and 811-22818
        <u>Rule 17g-1 Filing of Fidelity Bond</u>

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to The Merger Fund, The Merger Fund VL and Westchester Capital Funds, on behalf of its series WCM Alternatives: Event-Driven Fund and WCM Alternatives: Credit Event Fund:

- A copy of the executed joint Investment Company Blanket Bond (the "Bond") for the period from February 1, 2021 through February 1, 2022 is enclosed under EXHIBIT 99-1;

- a copy of the resolution from the January 16, 2021 meeting of the Board of Trustees of the Trusts of The Merger Fund, The Merger Fund VL and Westchester Capital Funds approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by The Merger Fund, The Merger Fund VL and Westchester Capital Funds is enclosed under EXHIBIT 99-2; and

- a copy of the Agreement Among Joint Insureds among The Merger Fund, The Merger Fund VL, Westchester Capital Funds, on behalf of its series WCM Alternatives: Event-Driven Fund and WCM Alternatives: Credit Event Fund, and Westchester Capital Management, LLC, pursuant to paragraph (f) of Rule 17g-1, is enclosed under EXHIBIT 99-3.

The Merger Fund, The Merger Fund VL and Westchester Capital Funds would have provided and maintained a fidelity bond in the amount of $2,300,000, $400,000 and $950,000, respectively, if each was not named as an insured under the Bond.

Premiums were paid March 17, 2021, for the Bond for the period beginning February 1, 2021 through February 1, 2022.

If you have any questions about this filing, please contact the undersigned at 914-741-5600.

Sincerely,

[signature]

Bruce Rubin
Chief Compliance Officer

Enclosures

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14176 Directors and Officers Liability Insurance - Insurance Companies and Financial Institutions

2-14061 Fair Employment Practices Liability

2-14183 Fiduciary Liability

2-14076 Investment Counselors, Asset Managers and Venture Capital Professionals and Management Liability

2-14076 Investment Counselors, Asset Managers and Venture Capital Professionals and Management Liability

2-14076 Investment Counselors, Asset Managers and Venture Capital Professionals and Management Liability

TRAVELERS

P.O. Box 2950
Hartford, CT 06104-2950

Toll-Free ERISA HelpLine

As part of the services provided through Risk Management PLUS+ Online®, Travelers Bond & Specialty Insurance is pleased to provide its Fiduciary Liability policyholders with access to the ERISA HelpLine, a toll-free hotline designed for quick, practical guidance on day-to-day workplace issues.

To utilize the HelpLine, call **1-888-401KLAW (1-888-401-5529).**

Through the ERISA HelpLine, policyholders are eligible to receive up to one hour of consultation with an ERISA attorney from the law firm of Morgan Lewis at no charge. Morgan Lewis is a global law firm with a national ERISA practice and more than 1,400 lawyers in 22 offices throughout the world.

The ERISA HelpLine is designed to provide general guidance on issues relating to employee benefits and ERISA law. From reviewing issues related to contingent workers to questions about HIPAA, attorneys from Morgan Lewis are there to help you. The ERISA HelpLine is available toll-free from anywhere in the United States.

We encourage policyholders to take advantage of this no-cost hotline. For more information about the hotline, go to www.rmplusonline.com/ERISAHelpLine.

This material does not amend, or otherwise affect, the provisions or coverages of any insurance policy or bond issued by Travelers. It is not a representation that coverage does or does not exist for any particular claim or loss under any such policy or bond. Coverage depends on the facts and circumstances involved in the claim or loss, all applicable policy or bond provisions, and any applicable law. Availability of coverage referenced in this document can depend on underwriting qualifications and state regulations.

Travelers Casualty and Surety Company of America,and its property casualty affiliates, P.O. Box 2950, Hartford, CT 06104-2950



PO Box 2950
Hartford, CT 06104-2950

February 11, 2021

WESTCHESTER CAPITAL MANAGEMENT, LLC
100 SUMMIT LAKE DRIVE
VALHALLA, NY 10595

Re: Important Information about <u>Claims Information Line</u>

Dear WESTCHESTER CAPITAL MANAGEMENT, LLC

Travelers Bond & Specialty Insurance is pleased to announce its **1-800-842-8496** Claims Information Line. This line is designed to provide insureds with an additional resource on how to report claims or those circumstances or events which may become claims.

Policyholders will be able to obtain assistance on the following topics from the Claims Information Line:

- The information that needs to be included with the claim notice
- The address, electronic mail address and/or facsimile number to which the policyholder can send claims related information
- Get questions on the claim process answered

The Declarations Page of your policy sets forth where you should report claims and claims related information. You should also review the policy's reporting requirements to be aware of how much time you have to report a claim to Travelers. The sooner Travelers is notified, the sooner we can become involved in the process and offer assistance to our policyholder. A delay in reporting may result in all or part of a matter to fall outside of the coverage provided.

The Claims Information Line should streamline the claim reporting process and allow policyholders to ask questions on what information is needed as well as other questions which will assist them in working with Travelers. While the Claims Information Line provides policyholders a valuable resource by answering questions and providing information, the line does not replace the reporting requirements contained in the Policy.

We hope this improvement to customer service is something our policyholders will find helps them understand the claim process and provides them a resource for reporting.



P.O. Box 2950
Hartford, CT 06104-2950

01/27/2021
WESTCHESTER CAPITAL MANAGEMENT, LLC

100 SUMMIT LAKE DRIVE
VALHALLA, NY 10595

RE: Risk Management PLUS+ Online ® from Travelers Bond & Specialty Insurance (www.rmplusonline.com)

As a Travelers Bond & Specialty Insured you receive risk management services, at no cost, to help protect you and your business.

Risk Management PLUS+ Online, is a robust website to assist you in the mitigation of risk relative to employment practices, directors and officers, fiduciary liability, cyber, crime, kidnap & ransom, and identity fraud exposures.

Highlights of Risk Management PLUS+ Online include:
- Thousands of articles on a variety of risk management topics
- Topical webinars and podcasts on current issues
- Checklists to assist in managing risk
- Web based training
- Model Employee Handbook, including policies and forms for downloading or printing that reduce risks in the workplace.

The following Risk Management PLUS+ Online Registration Instructions contain easy, step-by-step instructions to register for this valuable tool. For more information, call 1-888-712-7667 and ask for your Risk Management PLUS+ Online representative. It's that simple.

Thank you for choosing Travelers Bond & Specialty Insurance for your insurance needs. Travelers is a market leader in providing management liability and crime coverages that are specifically customized for your organization.

Instructions for Registration & Orientation to Risk Management PLUS+ Online®

Registration for Site Administrators:
The Site Administrator is the person in your organization who will oversee Risk Management PLUS+ Online for the organization. The Site Administrator is typically a person who leads human resources and/or financial functions or is responsible for legal matters pertaining to personnel. The Site Administrator may add other Site Administrators later to assist with their responsibilities. To register:

1. Go to www.rmplusonline.com.
2. In the Sign-In box, click **Register**.
3. Enter the password/passcode: <TRVP300100 for Insurance Companies> <TRVP300400 for Banks and Diversified>
 <TRVP300300 for Asset Management>
4. Fill in the Registration Information and click **Submit**.
5. Your organization is registered, and you are registered as Site Administrator.

Learning to Navigate the Site:
1. Go to www.rmplusonline.com. On each page, you will see a box outlined in blue that contains the instructions for use of that page.
2. If you have any questions, just click on **Contact Us** on the front page. Enter your question in the form provided, and the System Administrator will get back to you quickly with the answer.
3. You can also schedule a live walk-through of the site by sending a request for a walk-through via the contact link on the front page.



PO Box 2950
Hartford, CT 06104-2950

Employment Practices Liability Hotline

As part of the services provided through Risk Management PLUS+ Online®, Travelers Bond & Specialty Insurance is pleased to provide its Employment Practices Liability policyholders with up to one hour of access to a toll-free hotline designed to provide quick, practical risk management guidance on day-to-day workplace issues.

From reviewing the proper steps for a sexual harassment investigation to discussing general factors to consider before making employment decisions, the firm's attorneys are available to assist policyholders in managing their workplace risk and minimizing employment-related claims. This hotline is staffed by a nationally recognized employment law firm exclusively dedicated to representing management on workplace issues and is available at no additional cost to Employment Practices Liability policyholders.

To utilize the hotline, call **1-866-EPL-TRAV (1-866-375-8728)**.

We encourage policyholders to take advantage of this risk management tool. For more information about the hotline, go to www.rmplusonline.com/EPLhotline.

This material does not amend, or otherwise affect, the provisions or coverages of any insurance policy or bond issued by Travelers. It is not a representation that coverage does or does not exist for any particular claim or loss under any such policy or bond. Coverage depends on the facts and circumstances involved in the claim or loss, all applicable policy or bond provisions, and any applicable law. Availability of coverage referenced in this document can depend on underwriting qualifications and state regulations.

Travelers Casualty and Surety Company of America, PO Box 2950, Hartford, CT 06104-2950

This notice provides no coverage, nor does it change any policy terms. To determine the scope of coverage and the insured's rights and duties under the policy, read the entire policy carefully. For more information about the content of this notice, the insured should contact their agent or broker. If there is any conflict between the policy and this notice, the terms of the policy prevail.

Independent Agent And Broker Compensation Notice

For information on how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html.

Or write or call:

Travelers, Agency Compensation
P.O. Box 2950
Hartford, Connecticut 06104-2950

(866) 904.8348

MOCK REGULATORY EXAMINATION REIMBURSEMENT NOTICE

This notice provides no coverage, nor does it amend any provision of your policy. You should review your entire policy carefully for complete information on the coverages provided and to determine your rights and duties under your policy. Please contact your agent or broker if you have any questions about this notice or its contents. If there is any conflict between your policy and this notice, the provisions of the policy prevail.

As part of the Mock Regulatory Examination Coverage, Insureds are eligible for a premium reimbursement when they use any Pre-Approved Compliance Consulting Firm, listed below, to conduct a mock regulatory examination of their organization. The Company's prior consent is not required for such reimbursement when using a Pre-Approved Compliance Consulting Firm. Once the firm has completed its examination, the Insured should contact its agent or broker for a reimbursement form and additional instructions.

Premium reimbursement is calculated by the lesser of: 50% of the cost of the examination, or 10% of the annual premium; up to a maximum reimbursement of $25,000. Please see the Mock Regulatory Examination Endorsement for details.

Pre-Approved Compliance Consulting Firms*:

- ACA Compliance Group
- Ascendant Compliance Management
- Blue River Partners LLC
- Duff & Phelps
- Foreside Financial Group
- Frontline Compliance
- National Regulatory Services, Inc.
- Oyster Consulting
- SEC3 Compliance Consultants
- Securities Compliance Advisors, LLC
- Titan Regulation

*The Company reserves the right to modify this list without notice, and assumes no liability for these firms.



TRAVELERS

SelectOne+®

Investment Advisers and Funds Declarations

POLICY NO. 106672464

Travelers Casualty and Surety Company of America
Hartford, Connecticut
(A Stock Insurance Company, herein called the Company)

THE LIABILITY COVERAGES ARE WRITTEN ON A CLAIMS-MADE BASIS AND ONLY COVER CLAIMS MADE AGAINST INSUREDS DURING THE POLICY PERIOD, OR APPLICABLE EXTENDED REPORTING PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY SETTLEMENTS OR JUDGMENTS ARE REDUCED AND MAY BE EXHAUSTED BY DEFENSE EXPENSES, AND DEFENSE EXPENSES ARE APPLIED AGAINST THE RETENTION. THE COMPANY HAS NO DUTY TO DEFEND ANY CLAIM.

ITEM 1
NAMED INSURED / INSURANCE REPRESENTATIVE

WESTCHESTER CAPITAL MANAGEMENT, LLC

D/B/A:

Principal Address:
100 SUMMIT LAKE DRIVE
VALHALLA, NY 10595

ITEM 2
POLICY PERIOD

Inception Date: February 01, 2021 Expiration Date: February 01, 2022
12:01 A.M. local time for both dates at the Principal Address stated in ITEM 1.

ITEM 3
COMPANY INFORMATION

All notices of Claim or Loss must be sent to the Company by Mail, Email, or Facsimile as set forth below:

Email: BSIclaims@travelers.com

Fax: 1-888-460-6622

Mail: Travelers Bond & Specialty Insurance Claim
P.O. Box 2989
Hartford, CT 06104-2989

Overnight Mail: Travelers Bond & Specialty Insurance Claim
One Tower Square, S202A
Hartford, CT 06183

For questions related to claim reporting or handling, please call 1-800-842-8496.

ITEM 4
COVERAGES INCLUDED IN THIS POLICY

Liability Coverage(s):
    Investment Adviser Professional Liability
    Mutual Fund Liability
    Hedge Fund Liability
    Private Company Directors and Officers Liability
    Employment Practices Liability
    Fiduciary Liability

ITEM 5
COVERAGE DETAILS

INVESTMENT ADVISER PROFESSIONAL LIABILITY

Limit of Liability:
$10,000,000   for all **Claims**

Service Provider Liability Coverage:
Not Applicable

Retention:
$150,000   for each **Claim**

Prior or Pending Proceeding Date: January 01, 2002

MUTUAL FUND LIABILITY

Limit of Liability:
$10,000,000   for all **Claims**

Derivative Investigation Expense Limit of Liability:
$250,000   for all **Security Holder Derivative Demands**

Supplemental Independent Director Personal Indemnification Coverage:
Applicable

Supplemental Independent Director Personal Indemnification Limit of Liability:
$500,000   for all **Claims** under Insuring Agreement C

Retention:
$150,000   for each **Claim**

Prior or Pending Proceeding Date: January 01, 2002

HEDGE FUND LIABILITY

Limit of Liability:
$1,000,000   for all **Claims**

Retention:
$150,000   for each **Claim**

Prior or Pending Proceeding Date: March 20, 2006

PRIVATE COMPANY DIRECTORS AND OFFICERS LIABILITY

Limit of Liability:

$10,000,000   for all **Claims**

Derivative Investigation Expense Limit of Liability:
Not Applicable   for all **Security Holder Derivative Demands**

Supplemental Personal Indemnification Coverage:
Not Applicable

Supplemental Personal Indemnification Limit of Liability:
Not Applicable   for all **Claims** under Insuring Agreement F

Retention:

$150,000   for each **Claim** under Insuring Agreement B

$150,000   for each **Claim** under Insuring Agreement C

Prior or Pending Proceeding Date: February 01, 2011

EMPLOYMENT PRACTICES LIABILITY

Limit of Liability:
$1,000,000   for all **Claims**

Third Party Claim Coverage:
 Applicable

Retention:
$150,000   for each **Claim** under Insuring Agreement A
$150,000   for each **Claim** under Insuring Agreement B

Prior or Pending Proceeding Date:
Claims for **Wrongful Employment Practices**: February 01, 2011
Claims for **Third Party Wrongful Acts**:   February 01, 2017

FIDUCIARY LIABILITY

Limit of Liability:
$2,000,000   for all **Claims** and **Settlement Program Notices**

Settlement Program Limit of Liability:
$50,000   for each **Settlement Program Notice**

HIPAA Limit of Liability:
$50,000   for all **HIPAA** civil penalties

Retention:
$25,000   for each **Claim** under Insuring Agreement A
$25,000   for each **Settlement Program Notice** under Insuring Agreement B

Prior or Pending Proceeding Date: February 01, 2011

ITEM 6
PREMIUM FOR THE POLICY PERIOD FOR ALL COVERAGES

$139,902.00   Policy Premium for all purchased Coverages listed in ITEM 4

ITEM 7
EXTENDED REPORTING PERIOD FOR LIABILITY COVERAGES

Additional Premium Percentage: 150 %
Additional Months: 12

ITEM 8
SHARED LIMIT OF LIABILITY / LIMIT OF INSURANCE

$10,000,000   for all **Claims** under the following **Shared Coverages**:

Investment Adviser Professional Liability
Mutual Fund Liability
Hedge Fund Liability
Private Company Directors and Officers Liability
Employment Practices Liability
Fiduciary Liability

ITEM 9
FORMS ATTACHED AT ISSUANCE FOR ALL COVERAGES

AFE-19002-0119; ACF-7003-0110; AFE-19029-0719; AFE-19030-0920; IVPL-10031-0217; IV-16001-0116;
IV-19054-0116; IV-19003-0116; IV-19005-0116; IV-19025-0116; IV-19046-0116; IV-19047-0116; IV-19048-0116;
IV-19032-0116; IV-19060-0116; IV-19067-0716; IVFRI-17002-0116; IV-17022-0320; IV-10078-0217; IVPL-17002-0116;
IVPL-16001-0116; IVPL-19003-0116; IVMF-17002-0116; IVMF-16001-0716; IVHF-17002-0116; IVHF-16001-0716;
IVHF-10004-1116; IVHF-10010-0517; IVMF-10021-0217; IVDO-17002-0116; IVDO-16001-0116; IVDO-19002-0716;
IVEPL-17002-0116; IVEPL-16001-0116; IVFRI-16001-0116; IV-19062-0616; IV-10089-0317; IV-19081-0417;
IV-10057-0417; IV-10104-1017; IV-19084-1117

PRODUCER INFORMATION:

MARSH USA-NYC
1166 AVE OF THE AMERICAS
NEW YORK, NY 10036

IN WITNESS WHEREOF, the Company has caused this policy to be signed by its authorized officers.





President   Corporate Secretary

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NEW YORK TIMELY NOTICE AND DIRECT ACTION ENDORSEMENT

This endorsement modifies the following:

Private Company Directors and Officers Liability, Employment Practices Liability, Fiduciary Liability

---

It is agreed that:

The following conditions are added:

WHEN FAILURE TO GIVE TIMELY NOTICE MAY AFFECT COVERAGE

Notwithstanding anything to the contrary, the failure to give notice to the insurer as soon as practicable as required under this policy will not invalidate coverage for any claim unless the failure to provide such timely notice has prejudiced the insurer. However, coverage for any claim will not be invalidated on such grounds if it is shown that it was not reasonably possible to give such timely notice and that notice was given as soon as reasonably possible thereafter.

DIRECT ACTION AGAINST THE INSURER FOR DENIAL BASED ON FAILURE TO PROVIDE TIMELY NOTICE

Notwithstanding anything to the contrary, with respect to any claim covered by this policy arising out of death or personal injury of any person, if the insurer disclaims liability or denies coverage based upon the failure to provide timely notice, then the injured person or other claimant may maintain an action directly against the insurer, provided that the sole question is whether the insurer's disclaimer of liability or denial of coverage is based on the failure to provide timely notice, unless within 60 days of such disclaimer or denial, the insurer or the insured:

    a.   initiates an action to declare the rights of the parties under this policy; and
    b.   names the injured person or other claimant as a party to the action.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions,exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**
Policy Number: **106672464**

This endorsement modifies any Coverage Part or Coverage Form included in this Policy that is subject to the federal Terrorism Risk Insurance Act of 2002 as amended.

Cap On Losses From Certified Acts Of Terrorism Endorsement

The following is added to this Policy. This provision can limit coverage for any loss arising out of a *Certified Act Of Terrorism* if such loss is otherwise covered by this Policy. This provision does not apply if and to the extent that coverage for the loss is excluded or limited by an exclusion or other coverage limitation for losses arising out of *Certified Acts Of Terrorism* in another endorsement to this policy.

If aggregate insured losses attributable to *Certified Acts Of Terrorism* exceed $100 billion in a calendar year and the Insurer has met its insurer deductible under *TRIA*, the Insurer will not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case, insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

Certified Act Of Terrorism means an act that is certified by the Secretary of the Treasury, in accordance with the provisions of *TRIA*, to be an act of terrorism pursuant to *TRIA*. The criteria contained in *TRIA* for a *Certified Act Of Terrorism* include the following:

1. The act resulted in insured losses in excess of $5 million in the aggregate, attributable to all types of insurance subject to TRIA; and
2. The act is a violent act or an act that is dangerous to human life, property or infrastructure and is committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

TRIA means the federal Terrorism Risk Insurance Act of 2002 as amended.

Issuing Company: **Travelers Casualty and Surety Company of America**
Policy Number: **106672464**

This endorsement modifies any Coverage Part or Coverage Form included in this Policy that is subject to the federal Terrorism Risk Insurance Act of 2002 as amended.

Federal Terrorism Risk Insurance Act Disclosure Endorsement

The federal Terrorism Risk Insurance Act of 2002 as amended ("TRIA"), establishes a program under which the Federal Government may partially reimburse "Insured Losses" (as defined in TRIA) caused by "Acts Of Terrorism" (as defined in TRIA). Act Of Terrorism is defined in Section 102(1) of TRIA to mean any act that is certified by the Secretary of the Treasury - in consultation with the Secretary of Homeland Security and the Attorney General of the United States - to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

The Federal Government's share of compensation for such Insured Losses is 80% of the amount of such Insured Losses in excess of each Insurer's "Insurer Deductible" (as defined in TRIA), subject to the "Program Trigger" (as defined in TRIA).

In no event, however, will the Federal Government be required to pay any portion of the amount of such Insured Losses occurring in a calendar year that in the aggregate exceeds $100 billion, nor will any Insurer be required to pay any portion of such amount provided that such Insurer has met its Insurer Deductible. Therefore, if such Insured Losses occurring in a calendar year exceed $100 billion in the aggregate, the amount of any payments by the Federal Government and any coverage provided by this policy for losses caused by Acts Of Terrorism may be reduced.

For each coverage provided by this policy that applies to such Insured Losses, the charge for such Insured Losses is no more than one percent of your premium, and does not include any charge for the portion of such Insured Losses covered by the Federal Government under TRIA. Please note that no separate additional premium charge has been made for coverage for Insured Losses covered by TRIA. The premium charge that is allocable to such coverage is inseparable from and imbedded in your overall premium.

AMEND SECTION II. DEFINITIONS, B.6. ENDORSEMENT

This endorsement changes the following:

Investment Adviser Professional Liability

It is agreed that:

The following replaces II. DEFINITIONS, B.6:

a subpoena served on an **Insured** pursuant to a formal investigative order issued by any government enforcement body, commenced by such service; or

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**

Policy Number: **106672464**


THIS IS A CLAIMS MADE COVERAGE WITH DEFENSE EXPENSES INCLUDED
IN THE LIMIT OF LIABILITY. PLEASE READ THE POLICY CAREFULLY.

CONSIDERATION CLAUSE

IN CONSIDERATION of the payment of the premium, in reliance on the statements in the **Application**, subject to the Declarations, and pursuant to all the terms, conditions, exclusions, and limitations of this **Liability Policy**, the Company and the **Insureds** agree as follows:

I.   GENERAL

These General Terms and Conditions apply to all **Liability Coverages**. Unless otherwise stated to the contrary, the terms and conditions contained in each **Liability Coverage** apply only to that particular **Liability Coverage**. If any provision in these General Terms and Conditions is inconsistent or in conflict with the terms and conditions of a particular **Liability Coverage**, such **Liability Coverage's** terms, conditions, and limitations will control for purposes of that **Liability Coverage**.

II.   DEFINITIONS

Where appearing in this **Liability Policy**, in either the singular or plural, words and phrases appearing in bold type have the following meanings:

A. ***Advisory Board Member*** means a natural person, not otherwise an **Insured Person**, who is entitled to indemnification by the **Insured Organization** and is a member of the **Insured Organization's** advisory board, advisory committee, limited partner committee, investment committee, or functional or foreign equivalent board or committee, formed pursuant to **Insured Organization's Operating Documents**.

B. ***Affiliated Non-Insured Fund*** means an investment company, trust, or pooled investment vehicle that is directly or indirectly sponsored or controlled by one or more **Insureds**, but is not itself an **Insured** under this **Liability Policy**.

C. ***Application*** means: (i) all signed applications for this **Liability Policy**, or for any policy that this **Liability Policy** directly or indirectly renews or replaces, including material submitted with or requested in such applications; and (ii) all public documents, including certifications related to the accuracy of such public documents, filed with the Securities and Exchange Commission (SEC), or similar domestic or foreign regulatory body, by an **Insured Organization** during the 12 months preceding the **Policy Period**.

D. ***Claim*** has the meaning set forth in the applicable **Liability Coverage**.

E. ***Defense Expenses*** mean the necessary costs, charges, expenses, and fees, including attorney's, expert's, mediator's, and arbitrator's fees, incurred in defending a **Claim**, and the premium for appeal, attachment, or similar bond.

  Defense Expenses do not include regular or overtime wages, salaries, or fees of an **Insured**.

F. ***Executive Officer*** has the meaning set forth in the applicable **Liability Coverage**.

G. ***Financial Insolvency*** means: (i) the court appointment of an examiner, receiver, conservator, liquidator, trustee, rehabilitator, or functional equivalent position, to take control of, supervise, manage, or liquidate the **Insured Organization** or **Outside Entity**; or (ii) the **Insured Organization** or **Outside Entity** becoming a debtor in possession under the U.S. Bankruptcy Code, Chapter 11, or its foreign equivalent.

H. ***Fund*** means **Hedge Fund**, **Private Equity Fund**, or **Mutual Fund**.

I. ***General Partner*** means an entity designated as a general partner, administrative general partner, managing member, or functional or foreign equivalent of the **Insured Organization** by the **Insured Organization's Operating Documents**.

J. *Hedge Fund* means:

   1. a pooled investment vehicle, other than a **Private Equity Fund**, that is exempt from registration under the Investment Company Act of 1940, and: (i) is named as such in by endorsement to this **Liability Policy**; (ii) qualifies for coverage under this **Liability Policy** pursuant to III. CONDITIONS, Q. CREATION, SPONSORSHIP, AND ACQUISITION OF FUNDS; or (iii) exists to invest proportionately on the same terms (*pari passu*) with a **Hedge Fund** described in (i) or (ii); or

   2. an investment holding company that is owned and controlled by a pooled investment vehicle described in 1 that is created for the sole purpose of making investments on its behalf.

K. *Insured* has the meaning set forth in the applicable **Liability Coverage**.

L. *Insured Organization* has the meaning set forth in the applicable **Liability Coverage**.

M. *Insured Person* has the meaning set forth in the applicable **Liability Coverage**.

N. *Investment Adviser* means an entity as defined in the Investment Advisers Act of 1940 § 202(a)(11) that is: (i) named in ITEM 1 of the Declarations; or (ii) named as such by endorsement to this **Liability Policy**.

O. *Liability Coverage* means, individually or collectively, the Liability Coverage(s) purchased, as indicated in ITEM 4 of the Declarations.

P. *Liability Policy* means collectively the Declarations, **Application**, General Terms and Conditions, each purchased **Liability Coverage**, and attached endorsements, which constitute the entire agreement between the Company and the **Insured**.

Q. *Loss* has the meaning set forth in the applicable **Liability Coverage**.

R. *Mutual Fund* means an investment company or trust registered under the Investment Company Act of 1940, including series or portfolios of such investment company or trust, that: (i) is named as such by endorsement to this **Liability Policy**; or (ii) qualifies for coverage under the **Liability Policy** pursuant to III. CONDITIONS, Q. CREATION, SPONSORSHIP, AND ACQUISITION OF FUNDS.

S. *Named Insured* means the entity named in ITEM 1 of the Declarations.

T. *Operating Documents* mean bylaws, charters, operating agreements, partnership agreements, board resolutions, or amendments to such documents, including functional and foreign equivalents.

U. *Outside Entity* has the meaning set forth in the applicable **Liability Coverage**.

V. *Outside Position* has the meaning set forth in the applicable **Liability Coverage**.

W. *Policy Period* means the period from the Inception Date to the Expiration Date set forth in ITEM 2 of the Declarations, subject to prior termination in accordance with III. CONDITIONS, T. TERMINATION OF POLICY.

X. *Pollutant* means: (i) a solid, liquid, gaseous, or thermal irritant or contaminant; (ii) an electric, magnetic, or electromagnetic field; (iii) an odor or noise; or (iv) the actual or alleged presence, or actual, alleged, or threatened dispersal, of asbestos, asbestos fibers, or products containing asbestos; and includes materials to be recycled, reconditioned, or reclaimed.

Y. *Portfolio Company* means an entity in which a **Fund**, whether directly or through an investment vehicle, acquires or maintains a debt, equity, or convertible security interest as part of such **Fund's** portfolio.

Z. *Private Equity Firm* means a partnership or entity that manages one or more **Private Equity Funds** and is: (i) named in ITEM 1 of the Declarations; or (ii) named as such by endorsement to this **Liability Policy**.

AA. *Private Equity Fund* means an investment vehicle that is exempt from registration under the Investment Company Act of 1940, and: (i) is named as such by endorsement to this **Liability Policy**; (ii) qualifies for coverage under this **Liability Policy** pursuant to III. CONDITIONS, Q. CREATION, SPONSORSHIP, AND ACQUISITION OF FUNDS; or (iii) exists to invest proportionately on the same terms (*pari passu*) with a **Private Equity Fund** described in (i) or (ii).

BB. *Related Wrongful Acts* mean all **Wrongful Acts** that have as a common nexus a fact, circumstance, situation, event, transaction, cause, or a series of related facts, circumstances, situations, events, transactions, or causes; all **Related Wrongful Acts** are a single **Wrongful Act** for the purposes of this **Liability Policy**, which will be deemed to have occurred at the time the first of such **Wrongful Acts** occurred.

CC. *Shared Coverages* mean the coverages set forth in ITEM 8 of the Declarations.

DD. *Shared Limit* means the Company's maximum liability for all **Claims** for all **Shared Coverages** set forth in ITEM 8 of the Declarations.

EE. *Spouse* means a natural person who is a legal spouse, party to a civil union, or otherwise qualifies as a domestic partner under the provisions of an applicable domestic or foreign law or regulation, or under the provisions of a formal program established by the **Insured Organization**.

FF. *Subsidiary* means an entity in which the **Named Insured** directly or indirectly owns more than 50% of the outstanding voting securities representing the present right to vote for the election or appointment of directors, trustees, members of the board of managers, or functional or foreign equivalents, or, in the case of a non-profit entity, over which the **Named Insured** exercises management control: (i) as of the Inception Date set forth in ITEM 2 of the Declarations; or (ii) subject to III. CONDITIONS, P. CREATION, ACQUISITION, OR CESSATION OF SUBSIDIARIES.

Subsidiary does not mean a **Fund**, **General Partner**, **Portfolio Company**, **Affiliated Non-Insured Fund**, or entity in which an **Affiliated Non-Insured Fund** holds a debt, equity, or convertible security interest.

GG. *Whistleblower Activity* means activity protected by the Sarbanes-Oxley Act of 2002 § 806, Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 § 922, or similar domestic or foreign law.

HH. *Wrongful Act* has the meaning set forth in the applicable **Liability Coverage**.

III. CONDITIONS

A. ESTATES, LEGAL REPRESENTATIVES, AND SPOUSAL LIABILITY COVERAGE

1. Subject to the applicable Insuring Agreement, this **Liability Policy** will afford coverage for a **Claim** for the **Wrongful Acts** of an **Insured Person** made against:

   a. an estate, heir, legal representative, or assignee of the **Insured Person** in the event of death, incapacity, insolvency, or bankruptcy of such **Insured Person**; or

   b. such **Insured Person's Spouse** solely because of his or her legal status as a **Spouse**, or because of such **Spouse's** ownership interest in property that the claimant seeks as recovery for such **Claim**.

2. **Loss** that such estate, heir, legal representative, assignee, or **Spouse** is legally obligated to pay for such **Claim** will be treated as **Loss** that the **Insured Person** is legally obligated to pay for a **Claim** made against him or her.

3. The coverage afforded by this section will not apply to the extent a **Claim** alleges wrongful actions or omissions by an **Insured Person's** estate, heir, legal representative, assignee, or **Spouse**.

B. EXTENDED REPORTING PERIOD

1. The **Named Insured** may give the Company written notice to purchase an Extended Reporting Period up to 60 days after the effective date of termination or cancelation of a **Liability Coverage** for any reason other than nonpayment of premium.

2. The Extended Reporting Period, as set forth in ITEM 7 of the Declarations, will be no less than 12 months, and will begin on the effective date of such termination or cancelation.

3. The Extended Reporting period provides the **Insured** with the ability to report **Claims** or circumstances made during the Extended Reporting Period for **Wrongful Acts** occurring prior to such termination or cancelation that would have been covered by such **Liability Coverage**.

4. The Extended Reporting Period will not provide new, additional, or renewed limits of liability. The Company's maximum liability for all **Claims** made during the Extended Reporting Period is the remaining portion of the applicable Limits of Liability set forth in ITEM 5 of the Declarations as of the effective date of the termination or cancelation.

5. The premium due for the Extended Reporting Period will equal the percentage set forth in ITEM 7 of the Declarations of the annualized premium of the applicable **Liability Coverage**, including the fully annualized amount of any additional premium charged by the Company during the **Policy Period** prior to such termination or cancelation.

6. The entire premium for the Extended Reporting Period will be deemed fully earned at the commencement of such Extended Reporting Period.

7. The right to elect the Extended Reporting Period terminates unless written notice of such election is received by the Company within 60 days of the effective date of the termination or cancelation.

C. LIMITS OF LIABILITY

1. Liability Coverage Limits of Liability

    a. The Limits of Liability set forth in ITEM 5 of the Declarations for each applicable **Liability Coverage** are the maximum amounts the Company will pay under this **Liability Policy** for all **Loss**, including **Defense Expenses** under each applicable **Liability Coverage**, regardless of the number of **Claims** or **Insureds**, and regardless of when payment is made by the Company, or when an **Insured's** legal obligation with regard to a **Claim** arises or is established.

    b. In the event that a **Claim** triggers more than one **Liability Coverage**, the Company's maximum liability for all **Loss**, including **Defense Expenses**, for such **Claim** will not exceed the largest of the remaining applicable Limits of Liability for the applicable **Liability Coverages**.

    c. If **Loss** arising from a single **Claim** is covered under more than one **Liability Coverage**, the applicable Limits of Liability for such **Liability Coverages** will apply separately to each part of such **Loss**, provided that the Company's maximum liability for such **Loss** will not exceed the amount of the largest applicable Limit of Liability, which will be the maximum amount applicable to all **Loss** arising from such **Claim**.

    d. Payment of **Defense Expenses** will reduce and may exhaust all applicable Limits of Liability.

    e. In no event will the Company be obligated to make a payment for **Loss**, including **Defense Expenses**, with regard to a **Claim** after the applicable Limit(s) of Liability has been exhausted by payment or tender of payment of **Loss**.

    f. If a **Liability Coverage's** Limit of Liability is exhausted by the payment of covered amounts, the premium for such **Liability Coverage** is considered fully earned and all obligations of the Company under such **Liability Coverage** are completely fulfilled and exhausted.

2. Shared Limit

    a. If ITEM 8 of the Declarations indicates a **Shared Limit** has been elected, then the Company's maximum liability for all **Loss**, including **Defense Expenses**, for all **Claims** under all **Shared Coverages** will not exceed the **Shared Limit**.

    b. The **Shared Limit** will be reduced, and may be exhausted, by payment of **Loss** under any **Shared Coverage**.

    c. **Defense Expenses** are part of, and not in addition to, the **Shared Limit**, and the payment of **Defense Expenses** will reduce, and may exhaust, the **Shared Limit**.

    d. If **Loss** is covered under more than one **Shared Coverage**, the applicable Limit of Liability for each of the **Shared Coverages** will apply separately to each part of such **Loss**, subject to the **Shared Limit**.

    e. The Company's obligations for all **Loss**, including **Defense Expenses**, under each **Shared Coverage** will cease once the applicable amount of the Limit of Liability for such **Shared Coverage**, or the amount of the **Shared Limit**, has been exhausted by payment of **Loss**.

    f. The Limit of Liability for any applicable Extended Reporting Period for a **Shared Coverage** is part of, and not in addition to, the **Shared Limit**. The purchase of an Extended Reporting Period will not increase or reinstate the **Shared Limit**.

D. RETENTION

1. The Company's liability with respect to **Loss** for each **Claim** applies only to the portion of **Loss** that is excess of the applicable Retention set forth in ITEM 5 of the Declarations. Such Retention will be borne by the **Insured Organization** at its own risk, and in satisfaction of **Loss**.

2. If **Loss** arising from a single **Claim** is subject to multiple Retentions, then each Retention will be applied separately to the part of such **Loss** to which it corresponds, and the largest applicable Retention set forth in ITEM 5 of the Declarations will be the maximum Retention applicable to all **Loss** arising from such **Claim**.

3. If **Loss** arising from a single **Claim** is subject to a Retention under this **Liability Policy** and a retention or deductible under any other insurance issued by the Company or its affiliated companies, then any payment by an **Insured** of such retention or deductible will reduce the applicable Retention by the amount that would otherwise be covered under this **Liability Policy**.

4. No Retention will apply to an **Insured Person** if indemnification by the **Insured Organization** is not permitted by law or if the **Insured Organization** is unable to make such indemnification solely by reason of **Financial Insolvency**.

5. If a single Retention applies to multiple **Insureds**, the Retention will be prorated among such **Insureds**.

E. NOTICE

1. As a condition precedent to exercising rights under this **Liability Policy**, the **Insured** must provide the Company written notice of a **Claim** made against an **Insured** as soon as practicable after an **Executive Officer** first becomes aware of such **Claim**, but in no event later than 90 days from the expiration of the **Policy Period**, or Extended Reporting Period if applicable.

2. If an **Insured** becomes aware of any circumstance that could reasonably be expected to give rise to a **Claim** for a **Wrongful Act** occurring before or during the **Policy Period**, and provides written notice of such circumstance to the Company during the **Policy Period** or any Extended Reporting Period, and such written notice of circumstances includes a description of the circumstances, including the anticipated allegations of **Wrongful Acts**, potential damages, names of potential claimants and **Insureds** involved, and a description of how the **Insured** became aware of such circumstances, then a **Claim** subsequently arising from such circumstance will be deemed made during the **Policy Period**.

3. All notices of **Claims** and circumstances must be sent or delivered to the Company, at the address set forth in ITEM 3 of the Declarations, and will be deemed received and effective upon the earliest of actual receipt by the addressee, or one day following the date such notice is sent.

F. RELATED CLAIMS

All **Claims** arising out of the same **Wrongful Act** or **Related Wrongful Act** are considered one **Claim** that is deemed first made on the date that the earliest of such **Claims** is first made, or deemed to be made against an **Insured** pursuant to III. CONDITIONS, E. NOTICE, 2, regardless of whether such date is before or during the **Policy Period**.

G. DEFENSE AND SETTLEMENT

1. The Company has no duty under this **Liability Policy** to defend any **Claim**. The **Insured** has the duty to defend all **Claims** made against it.

2. The **Insured** agrees not to settle or offer to settle a **Claim**, or otherwise incur **Defense Expenses**, assume contractual obligations, stipulate to judgments, or admit liability with respect to a **Claim**, without the Company's written consent; provided that if the **Insured** reasonably believes it is able to fully and finally settle, or otherwise dispose of, a **Claim**, including **Defense Expenses**, for an amount not exceeding 50% of the applicable Retention set forth in ITEM 5 of the Declarations, and the **Insured** has provided the Company with notice of such **Claim** pursuant to III. CONDITIONS, E. NOTICE, then the Company's consent is not required.

3. The Company is not liable for settlements, **Defense Expenses**, assumed obligations, stipulated judgments, or admissions to which it has not consented when such consent is required.

4. With respect to a **Claim** submitted for coverage under this **Liability Policy**, the Company has the right to, and will be given the opportunity to, effectively associate and consult with the **Insured** in advance regarding: (i) the selection of appropriate defense counsel; (ii) settlement negotiations; and (iii) substantive defense strategies, including decisions concerning the filing and content of substantive motions.

5. The **Insured** agrees to provide the Company with all information, assistance, and cooperation that the Company reasonably requests, but the failure of an **Insured Person** to provide the Company with such information, assistance, or cooperation will not impair the rights of another **Insured Person** under this **Liability Policy**.

6. The **Insured** will do nothing to prejudice the Company's position or its potential or actual rights of subrogation or recovery, and the Company may make any investigations it deems necessary.

IV-16001 Ed. 01-16

7. Subject to any applicable Retention, the Company will advance **Defense Expenses**, on behalf of the **Insured**, that are covered under this **Liability Policy** and were incurred in connection with a **Claim** for a **Wrongful Act** occurring before or during the **Policy Period** that is made against the **Insured** during the **Policy Period**, or any applicable Extended Reporting Period. Such **Defense Expenses** will be advanced within 90 days of the date when the Company's Claims department receives: (i) the invoices documenting that such **Defense Expenses** have been incurred; and (ii) any additional information or documentation reasonably requested by the **Company** related to such **Defense Expenses**. To the extent it is finally established that any advanced **Defense Expenses** are not covered under this **Liability Policy**, the **Insureds** agrees to repay the Company such **Defense Expenses** severally.

8. With the written consent of the **Insured**, the Company may settle a **Claim** for a monetary amount that it deems reasonable.

9. Neither the Company, nor the **Insured** will unreasonably withhold any consent referenced in this section.

H. PRESUMPTIVE INDEMNIFICATION

Regardless of whether **Loss** for a **Claim** against an **Insured Person** is actually indemnified, the applicable Retention set forth in ITEM 5 of the Declarations will apply to **Loss** that the **Insured Organization** or **Outside Entity** is legally permitted to indemnify, unless such **Insured Organization** or **Outside Entity** fails to provide indemnification solely because of its **Financial Insolvency**.

I. ADVANCEMENT OF LOSS WITHIN RETENTION

1. If the **Insured Organization** is legally permitted, but refuses or fails to advance **Defense Expenses** or indemnify an **Insured Person** for **Loss** within the applicable Retention, then the Company will advance such amounts on behalf of the **Insured Person** until either the **Insured Organization** agrees to pay such amounts, or the Retention has been satisfied. Such advancement of **Loss** is subject to the following:

   a. advancement of **Loss** will reduce and may exhaust the Limits of Liability set forth in Item 5 of the Declarations;

   b. advancement of **Loss** does not waive or modify the provisions set forth in III. CONDITIONS, H. PRESUMPTIVE INDEMNIFICATION; and

   c. the Company will be subrogated to the **Insured Person's** rights of recovery against the **Insured Organization** for any amounts it owes to the **Insured Person** that the Company has advanced pursuant to this Condition.

2. The **Insured Organization's** or **Outside Entity's** failure to indemnify an **Insured Person** occurs when the **Insured Organization** or **Outside Entity** has neither paid **Loss** on behalf of the **Insured Person**, nor acknowledged its obligation to do so, within 60 days of the **Insured Person's** written demand to the **Insured Organization** for such indemnification payment.

3. Advancement of **Loss** by the Company pursuant to this Condition does not relieve the **Insured Organization** or **Outside Entity** of its obligation to provide indemnification to such **Insured Person**, or the **Insured Organization's** obligation to satisfy the applicable Retention on behalf of such **Insured Person**.

J. ALLOCATION

1. If an **Insured** covered for a **Claim** under this **Liability Policy** either: (i) incurs **Loss** jointly with others, including an **Insured** who is not covered for such **Claim** under this **Liability Policy**, or (ii) incurs both **Loss** covered by this **Liability Policy** and loss not covered by this **Liability Policy** because the **Claim** includes both covered and uncovered matters, then the **Insured** and the Company will use their best efforts to allocate such amount between **Loss** and uncovered loss based upon the relative legal and financial exposures of the parties to covered and uncovered matters.

2. For that part of **Loss** consisting of **Defense Expenses**, if the parties agree on an allocation of **Defense Expenses**, then the Company, on a current basis and prior to disposition of the **Claim**, will advance **Defense Expenses** allocated to **Loss**. If there is no agreement on the allocation of **Defense Expenses**, the Company, on a current basis and prior to disposition of the **Claim**, will advance **Defense Expenses** that the Company believes are covered under this **Liability Policy** until a different allocation is negotiated, arbitrated, or judicially determined.

3. A negotiated, arbitrated, or judicially determined allocation of **Defense Expenses** in connection with a **Claim** will apply retroactively to all **Defense Expenses** in connection with such **Claim**.

4. An allocation or advancement of **Defense Expenses** in connection with a **Claim** will not apply to, or create a presumption with respect to the allocation of other **Loss** for such **Claim**, or any other **Claim**.

K. OTHER INSURANCE

1. If **Loss** arising from a **Claim** made against an **Insured** under one or more **Liability Coverages** is covered under any other valid and collectible insurance of the same type, prior or current, then this **Liability Policy** covers such **Loss** only to the extent that the amount of such **Loss** is in excess of the amount of such other insurance, whether such other insurance is stated to be primary, contributory, excess, contingent, or otherwise, unless such other insurance is written as specific excess insurance over the Limits of Liability set forth in ITEM 5 of the Declarations.

2. This **Liability Policy** is not subject to the terms, conditions, exclusions, or limitations of any other insurance.

3. This **Liability Policy** covers **Loss** on account of a **Claim** made against an **Insured Person** in an **Outside Position** only to the extent that the amount of such **Loss** exceeds all valid and collectible indemnity and insurance, available from, or provided by, the **Outside Entity**.

L. ORDER OF PAYMENTS

1. If **Loss** for a **Claim** exceeds, or may exceed, the remaining applicable Limit(s) of Liability set forth in ITEM 5 of the Declarations, the Company will first pay non-indemnified **Loss** on behalf of an **Insured Person**, then, with respect to any remaining amount of the applicable Limit(s) of Liability, at the request of a majority of the members of the board of directors, board of managers, or functional equivalent board of the **Insured Organization** who are not named defendants in such **Claim**, the Company will either pay or withhold payment of any other **Loss**.

2. Except as provided in this section, the Company will pay **Loss** as it becomes due without regard to the potential for other future payment obligations under this section.

M. SUBROGATION

1. In the event of payment under this **Liability Policy**, the Company is subrogated to all of the **Insured's** rights of recovery against any person or entity to the extent of such payment.

2. The Company will not exercise its rights of subrogation against an **Insured Person**, unless there is a final nonappealable adjudication adverse to such **Insured Person** in any underlying action establishing that such **Insured Person**: (i) engaged in a dishonest, criminal, or fraudulent act or omission; (ii) willfully violated a statute or regulation; or (iii) improperly gained a profit, remuneration, or financial advantage to which he or she was not legally entitled.

3. The **Insured** agrees to execute and deliver instruments and papers, and do whatever else is necessary, to secure the Company's subrogation rights, and agrees to do nothing to prejudice such rights.

N. RECOVERIES

1. All recoveries from third parties for payments made under this **Liability Policy** will be applied, after the deduction of costs and expenses incurred in obtaining such recovery, in the following order of priority:

   a. first, to the **Insured**, to reimburse the **Insured** for **Loss** paid that would have been covered by this **Liability Policy**, but for the fact that such **Loss** is in excess of the applicable Limits of Liability set forth in ITEM 5 of the Declarations;

   b. second, to the Company, to reimburse the Company for amounts paid under this **Liability Policy**; provided the Company will reinstate the applicable Limits of Liability set forth in ITEM 5 of the Declarations to the extent of such recovery, less any recovery costs incurred by the Company; and

   c. third, to the **Insured**, in satisfaction of any applicable Retention.

2. Pursuant to N.1.b, if the recovery reimburses **Loss** paid under two or more **Liability Coverages**, the Company will reinstate the Limit of Liability for each of those **Liability Coverages** in proportion to how the **Loss** was allocated among those **Liability Coverages** in the underlying **Claim**.

3. Recoveries do not include any recovery from insurance, suretyship, reinsurance, security, or indemnity taken for the Company's benefit.

4. The Company assumes no duty to seek a recovery of any amounts paid under this **Liability Policy**.

O. CHANGE OF CONTROL

1. If during the **Policy Period**:

   a. the **Named Insured** merges into or consolidates with another entity, such that the **Named Insured** is not the surviving entity; or

   b. another entity, person, or affiliated group of entities or persons acting in concert obtains the right to: (i) elect, appoint, or designate more than 50% of the board of directors, board of trustees, board of managers, or functional equivalent of the **Named Insured**; or (ii) exercise a majority control of the board of directors, board of trustees, board of managers, or a functional equivalent of the **Named Insured**,

   then coverage will continue until termination of this **Liability Policy**, but only with respect to **Claims** for **Wrongful Acts** committed before such event.

2. As soon as practicable, the **Named Insured** must provide the Company with written notice of such event and any related information the Company may reasonably request.

3. Upon receipt of such notice and information and at the **Named Insured's** request, the Company will provide the **Named Insured** with a quotation for a six-year (or shorter period as may be negotiated) extension of coverage from such merger, consolidation, or acquisition. Any such coverage extension will be conditioned upon the **Named Insured** completing the following within 60 days after receipt of such quotation: (i) providing written notice to the Company of the election of such coverage extension; (ii) paying additional premium required by the Company, which is deemed fully earned upon inception of such coverage extension; and (iii) accepting any additional terms, conditions, exclusions, or limitations required by the Company. If the **Named Insured** elects such coverage extension, then it is not entitled to elect coverage under III. CONDITIONS, B. EXTENDED REPORTING PERIOD.

P. CREATION, ACQUISITION, OR CESSATION OF SUBSIDIARIES

1. If during the **Policy Period**, an **Insured Organization** that is an **Investment Adviser** or **Private Equity Firm**: (i) creates or acquires a **Subsidiary**; or acquires an entity, other than a **Portfolio Company**, **Affiliated Non-Insured Fund**, or **Fund**, by such entity's merger into or consolidation with an **Insured Organization**, and the **Insured Organization** is the surviving entity; and (ii) the total assets, gross annual fees, and assets under management of such **Subsidiary** or entity are each less than 25% of the total assets, gross annual fees, and assets under management of the **Insured Organization**, respectively, as reflected in financial statements as of the inception of the **Policy Period**, then such **Subsidiary** or entity and its **Insured Persons** will be covered automatically for **Claims** under the applicable **Liability Coverage**, but only with respect to **Wrongful Acts** occurring after such creation or acquisition; coverage for a **Subsidiary** is limited to the **Subsidiary's Wrongful Acts** at the time it was a **Subsidiary**.

2. If during the **Policy Period**, an **Insured Organization** that is an **Investment Adviser** or **Private Equity Firm** creates or acquires entity that is not a **Portfolio Company**, **Affiliated Non-Insured Fund**, or **Fund**, and such entity does not meet the requirements of P.1, then such entity and its **Insured Persons** will be covered automatically for **Claims** under the applicable **Liability Coverage** for the lesser of the remainder of the **Policy Period** or 90 days, but only with respect to **Wrongful Acts** occurring after such creation or acquisition. If additional coverage is sought, the **Named Insured** must provide written notice of the creation or acquisition of the entity to the Company within 60 days of such creation or acquisition, and promptly provide any additional information the Company may request. Upon receipt of such notice and information, the Company, in its discretion, may provide the **Named Insured** a quotation for additional coverage for such created or acquired entity under the applicable **Liability Coverage**. If the **Named** Insured fails to pay any additional premium, or fails to agree to any additional coverage terms, conditions, exclusions, or limitation set forth in the quotation, no further coverage will be provided.

3. If an entity ceases to be a **Subsidiary**, then coverage with respect to such entity and its **Insured Persons** will continue until the termination of this **Liability Policy**, but only with respect to **Claims** for **Wrongful Acts** that occurred during the time that such entity was a **Subsidiary**.

Q. CREATION, SPONSORSHIP, OR ACQUISITION OF FUNDS

1. If during the **Policy Period**, an **Investment Adviser** creates or sponsors a new **Mutual Fund** or **Hedge Fund**, then such new **Mutual Fund** or **Hedge Fund** and its respective **Insured Persons** will be automatically covered under the applicable **Liability Coverage**, but only with respect to **Wrongful Acts** occurring after such creation or sponsorship.

2. If during the **Policy Period**, an **Investment Adviser** acquires control of a **Mutual Fund** or **Hedge Fund**, and the assets of such **Mutual Fund** or **Hedge Fund** are less than 25% of the total assets for all **Mutual Funds**, **Hedge Funds**, and **Affiliated Non-Insured Funds** managed by the **Investment Adviser**, as reflected in its financial statements as of the inception of the **Policy Period**, then such **Mutual Fund** or **Hedge Fund** and its **Insured Persons** will be automatically covered for **Claims** under the applicable **Liability Coverage**, but only with respect to **Wrongful Acts** occurring after acquiring such control.

3. If during the **Policy Period**, an **Investment Adviser** acquires control of a **Mutual Fund** or **Hedge Fund**, that does not meet the requirements of Q.2, then such **Mutual Fund** or **Hedge Fund** and its **Insured Persons** will be automatically covered for **Claims** under the applicable **Liability Coverage** for the lesser of the remainder of the **Policy Period** or 60 days, but only with respect to **Wrongful Acts** occurring after the acquisition of such **Mutual Fund** or **Hedge Fund**. If additional coverage is sought, the **Named Insured** must provide written notice of the acquisition to the Company within 60 days of such acquisition, and provide any additional information the Company may request. Upon receipt of such notice and information, the Company may, within its discretion, provide the **Named Insured** a quotation for additional coverage for such **Mutual Fund** or **Hedge Fund** under the applicable **Liability Coverage**. If the **Named Insured** fails to pay any additional premium, or fails to agree to any additional coverage terms, conditions, exclusions, or limitation set forth in the quotation, no additional coverage will be provided.

4. If during the **Policy Period**, a **Private Equity Firm** creates or sponsors a new **Private Equity Fund** that has: (i) an initial targeted committed capital equal to 50% or less of the total committed capital of all **Private Equity Funds** and **Affiliated Non-Insured Funds** managed by the **Private Equity Firm**, as reflected in financial statements as of the inception of the **Policy Period**; and (ii) an investment strategy that does not differ substantially from that of all other **Private Equity Funds**, then such new **Private Equity Fund** and its **Insured Persons** will be automatically covered for **Claims** under the applicable **Liability Coverage**, but only with respect to **Wrongful Acts** occurring after such creation or sponsorship.

5. If during the **Policy Period**, a **Private Equity Firm** creates or sponsors a new **Private Equity Fund** that does not meet the requirements of Q.4, then such **Private Equity Fund** and its **Insured Persons** will be automatically covered for **Claims** under the applicable **Liability Coverage** for the lesser of the remainder of the **Policy Period** or 60 days, but only with respect to **Wrongful Acts** occurring after the creation or sponsorship of such **Private Equity Fund**. If additional coverage is sought, the **Named Insured** must provide written notice of the creation or sponsorship to the Company within 60 days of such creation or sponsorship, and promptly provide any additional information the Company may request. Upon receipt of such notice and information, the Company may, within its discretion, provide the **Named Insured** a quotation for additional coverage for such **Private Equity Fund** under the applicable **Liability Coverage**. If the **Named Insured** fails to pay any additional premium, or fails to agree to any additional coverage terms, conditions, exclusions, or limitation set forth in the quotation, no additional coverage will be provided.

R. CESSATION OF FUNDS

1. If a **Fund** ceases to be managed by an **Insured Organization**, then coverage will continue for such **Fund**, but only for **Claims** for **Wrongful Acts** that occurred during the time that the **Fund** was managed by an **Insured Organization**.

2. If a **Mutual Fund** ceases to be a registered investment company under the Investment Company Act of 1940, then coverage will continue for such entity, but only for **Claims** for **Wrongful Acts** that occurred wholly during the time that the entity was a **Mutual Fund**.

3. If a **Hedge Fund** or **Private Equity Fund** ceases to qualify as a private fund under the Investment Company Act of 1940 §§ 3(c)(1) or 3(c)(7), then coverage will continue for such entity, but only for **Claims** for **Wrongful Acts** that occurred wholly during the time that the entity was a **Hedge Fund** or **Private Equity Fund**.

S. REPRESENTATIONS

1. In consideration of issuing this **Liability Policy**, the Company has relied upon the statements and representations in the **Application**.

2. The **Insured** represents and agrees that all statements and representations in the **Application** are true and accurate, and are the basis of the **Liability Policy**, which is issued in reliance upon the truth of all such statements and representations. The **Application** is deemed attached to, and incorporated into, this **Liability Policy**.

3. With respect to all statements and representations contained in the **Application**, knowledge possessed by an **Insured** will not be imputed to another **Insured Person**.

4. The Company will not, under any circumstance, rescind this **Liability Policy** with respect to an **Insured**.

5. The **Insured** agrees that if statements or representations in the **Application** are untrue or inaccurate, and materially affect either the acceptance of the risk or the hazard assumed by the Company, no coverage will be afforded under this **Policy** for a **Claim** arising out of such statements or representations with respect to the following:

   a. an **Insured Person** who had knowledge of the information not truthfully or accurately disclosed in the **Application**;

   b. the **Insured Organization** to the extent it indemnifies an **Insured Person** referenced in S.5.a; and

   c. the **Insured Organization**, if an **Executive Officer** had knowledge of the information that was not truthfully or accurately disclosed in the **Application**,

   whether or not the **Insured** knew of such untruthful or inaccurate disclosure in the **Application**.

T. TERMINATION OF POLICY

1. The Company may not terminate this **Liability Policy** prior to expiration of the **Policy Period**, except for nonpayment of premium when due. If such nonpayment occurs, written notice of the nonpayment will be provided to the **Named Insured**. Unless payment in full is received within 20 days of the **Named Insured's** receipt of such notice, the Company will terminate the **Liability Policy**.

2. The **Named Insured** may terminate this **Liability Policy** prior to the expiration of the **Policy Period** by providing the Company with written notice specifying the effective date of such termination, and such date will replace the Expiration Date set forth on ITEM 2 of the Declarations; provided, this **Liability Policy** may not be terminated after the effective date of a merger, consolidation, or acquisition of the **Named Insured** as described in III. CONDITIONS, O. CHANGE OF CONTROL.

3. In the event that this **Liability Policy** is terminated prior to the expiration of the **Policy Period**, the Company will refund any unearned premium computed on a pro rata basis. Payment or tender of unearned premium by the Company is not a condition precedent to the effectiveness of such termination, but such payment will be made as soon as practicable.

4. The Company will not be required to renew this **Liability Policy** upon its expiration. If the Company elects not to renew, it will provide the **Named Insured** written notice to that effect at least 60 days before the Expiration Date set forth on ITEM 2 of the Declarations.

U. AUTHORIZATION

By accepting the terms herein, the **Named Insured** agrees to act on behalf of all **Insureds** with respect to the payment of premiums, receipt of return premiums that may become due hereunder, and receipt of notices of cancelation, nonrenewal, or change of coverage, and the **Insureds** each agree that they have individually and collectively delegated such authority exclusively to the **Named Insured**; provided, that nothing herein will relieve the **Insureds** from providing any notice to the Company that is required under this **Liability Policy**.

V. CHANGES

1. Only the **Named Insured** is authorized to make changes in the terms of this **Liability Policy** and solely with the Company's prior written consent; this **Liability Policy's** terms can only be changed, amended, or waived by endorsement issued by the Company and made a part of this **Liability Policy**.

2. Notice to a representative of the **Insured**, or knowledge possessed by an agent or other person, will not waive or change any part of this **Liability Policy**, or estop the Company from asserting its rights under the terms, conditions, and limitations of this **Liability Policy**.

3. This **Liability Policy** may not be assigned or transferred, and any attempted assignment or transfer is void and without effect unless the Company has provided its prior written consent to such assignment or transfer.

W. LIBERALIZATION

If during the **Policy Period**, the Company is required, by law or by the insurance supervisory authorities of the state in which this **Liability Policy** is issued, to make changes in the form of this **Liability Policy**, by which the insurance afforded by this **Liability Policy** could be extended or broadened without increased premium charge by endorsement or substitution of form, then such extended or broadened insurance will inure to the benefit of the **Insured** as of the date the revision or change is approved for general use by the applicable department of insurance.

X. TERRITORY AND VALUATION

1. Where legally permissible, coverage under this **Liability Policy** extends to **Wrongful Acts** occurring, or **Claims** made, anywhere in the world.

2. All premiums, limits of liability, retentions, **Loss**, or other amounts under this **Liability Policy** are expressed and payable in U.S. Dollars.

3. If a final judgment is rendered, a settlement is denominated, or another element of **Loss** under this **Liability Policy** is stated in a currency other than U.S. Dollars, payment under this **Liability Policy** will be made in U.S. Dollars at the rate of exchange published in *The Wall Street Journal* on the date the final amount of such payment is determined.

Y. ACTION AGAINST THE COMPANY

1. No action will lie against the Company unless there has been full compliance with all of the terms of this **Liability Policy**.

2. No person or organization has a right under this **Liability Policy** to join the Company as a party to an action against an **Insured** to determine such **Insured's** liability, nor may the Company be impleaded by an **Insured** or its legal representative.

3. Bankruptcy or insolvency of an **Insured** or its estate does not relieve the Company of its obligations hereunder.

Z. HEADINGS

The titles of the various paragraphs of this **Liability Policy** and its endorsements are inserted solely for convenience or reference, and are not to be deemed in any way to limit or affect the provision to which they relate.

AMEND DISHONEST, CRIMINAL, AND FRAUDULENT ACTS
AND IMPROPER PROFIT EXCLUSIONS ENDORSEMENT

This endorsement changes the following:

Private Company Directors and Officers Liability, Fiduciary Liability, Investment Adviser Professional Liability, Mutual Fund Liability, Hedge Fund Liability

It is agreed that:

1. The following replaces III. EXCLUSIONS, DISHONEST, CRIMINAL, AND FRAUDULENT ACTS, a.:

   a. The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any deliberately dishonest, criminal, or fraudulent act or omission, or a willful violation of law, if a final nonappealable adjudication adverse to the **Insured** in the underlying proceeding establishes that such **Insured** committed such act, omission, or willful violation.

2. The following replaces III. EXCLUSIONS, IMPROPER PROFIT, a.:

   a. The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of an **Insured's** acquisition of any profit, remuneration, or financial advantage to which such **Insured** was not legally entitled if a final nonappealable adjudication adverse to the **Insured** in the underlying proceeding establishes that such **Insured** was not legally entitled to such profit, remuneration, or financial advantage.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106672464

COST OF CORRECTIONS ENDORSEMENT

This endorsement changes the following:

Mutual Fund Liability

It is agreed that:

1. The following is added to ITEM 5 of the Declarations:

   Cost of Corrections Limit: $5,000,000 for all **Customer Damage Events**

   Cost of Corrections Retention: $250,000 for each **Customer Damage Event**

   Correction Costs Co-Insurance: 0%

2. The following is added to section I. INSURING AGREEMENTS:

   COST OF CORRECTIONS COVERAGE

   The Company will reimburse the **Insured Organization** for **Correction Costs** incurred to mitigate or correct a **Customer Damage Event** occurring and reported during the **Policy Period**.

3. The following is added to section II. DEFINITIONS:

   Correction Costs mean the direct monetary damages to a client or customer.

   Customer Damage Event means a **Wrongful Act** in the ordinary course of the **Insured's** operations that if not mitigated or corrected will result in: (i) direct monetary damage to a client or customer, and (ii) a **Claim** covered under this **Liability Coverage**.

4. The following is added to section III. EXCLUSIONS:

   EXCLUSIONS APPLICABLE ONLY TO THE COST OF CORRECTIONS INSURING AGREEMENT

   1. PRIOR KNOWLEDGE

   The Company will not reimburse **Correction Costs** if an **Insured**, as of the effective date of the **Liability Coverage**, had knowledge of a **Wrongful Act** that resulted, or was reasonably likely to result, in direct monetary damages to a client or customer.

   2. FUNDS TRANSFER

   The Company will not reimburse **Correction Costs** on account of a **Wrongful Act** involving the wire or electronic transfers of funds.

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106672464

3. UNCOVERED LOSS

The Company will not reimburse **Correction Costs** on account of a **Wrongful Act** that: (i) would be excluded under this **Liability Coverage** had the **Wrongful Act** resulted in **Loss** on account of a **Claim**; or (ii) result in loss that is not covered under this **Liability Coverage**, including *ex gratia* payments, anticipated fines or penalties, or commercial settlements to support the **Insured's** reputation or business relationships.

4. CONTRACTUAL OBLIGATIONS

The Company will not reimburse **Correction Costs** required to be incurred by the **Insured** pursuant to a contractual obligation to a customer or client of the **Insured Organization** if such obligation does not otherwise constitute covered **Loss** under this **Liability Coverage**, and liability would not otherwise exist absent such contractual obligation. Such uncovered loss includes the guarantee of any rate of return.

5. DIMINUTION IN VALUE

The Company will not reimburse **Correction Costs** for any diminution, or lack of appreciation, in the value of investments, including securities, commodities, currencies, options, or futures; provided this shall not apply to any such diminution, or lack of appreciation, due solely to a negligent act, error, or omission on the part of an **Insured**.

6. MONEY, SECURITIES, AND PROPERTY

The Company will not reimburse **Correction Costs** for the theft, burglary, damage, destruction, or disappearance of money, securities, property, or other items of value that are in the possession, custody or control of the **Insured**, its correspondent bank, or other authorized representative, or are in transit while in the possession, custody, or control of an authorized representative of the **Insured**.

5. The following is added to section IV. CONDITIONS:

COST OF CORRECTION COVERAGE

1. Notice of the **Customer Damage Event** will be considered notice of circumstance and must be given to the Company as soon as practicable pursuant to III. CONDITIONS, E. NOTICE of the General Terms and Conditions.

2. No reimbursement will be provided for **Correction Costs** incurred prior to the written consent of the Company unless the **Insured**, acting as a prudent uninsured, determines that the additional time required to seek the Company's consent would increase the amount of **Loss**, or cause the **Insured** to violate its written error resolution procedures.

3. The Company will have the sole right to determine if a **Wrongful Act** would give rise to a **Claim**. If the Company reasonably determines that it lacks sufficient information to make a decision as to coverage, the **Insured** will have no recourse under this **Liability Coverage** against the Company until the Company reasonably determines that sufficient information has been provided, or until a **Claim** has been made against the **Insured**.

4. The **Insured** will bear uninsured, and at its own risk, **Correction Costs** for each **Customer Damage Event** up to the amount of Cost of Corrections Retention set forth in ITEM 5 of the Declarations.

5. The **Insured** is responsible for the percentage of **Correction Costs** in excess of the Cost of Corrections Retention set forth as Correction Costs Co-Insurance in ITEM 5 of the Declarations. The Company will reimburse for the remaining percentage of **Correction Costs** in excess of the Cost of Correction Retention.

6. The Company's maximum liability under the Cost of Corrections Coverage Insuring Agreement for all **Customer Damage Events** is the Cost of Corrections Limit set forth in ITEM 5 of the Declarations, which is part of and not in addition to, the Limit of Liability for the Liability Coverage.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

EXECUTIVE OFFICER MEANS SPECIFIED POSITIONS ENDORSEMENT

This endorsement changes the following:

Private Company Directors and Officers Liability, Employment Practices Liability, Fiduciary Liability, Investment Adviser Professional Liability, Mutual Fund Liability, Hedge Fund Liability

It is agreed that:

The following replaces **Executive Officer** in section II. DEFINITIONS:

Executive Officer means a natural person while serving in the specified position, or functional equivalent position, with an **Insured Organization**, as set forth below.

Position	Insured Organization
CEO, CFO, CCO	

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106672464

INCREASED LIMIT OF LIABILITY WITH SPECIFIED
PRIOR OR PENDING PROCEEDING DATE ENDORSEMENT

This endorsement changes the following:

Private Company Directors and Officers Liability

It is agreed that:

The following is added to III. EXCLUSIONS, PRIOR OR PENDING PROCEEDING:

Provided that solely with respect to that portion of the Limit of Liability set forth in ITEM 5 of the Declarations that is Limit 1 excess of Limit 2 as set forth below, the Prior or Pending Proceeding Date will be the corresponding date set forth below.

Limit 1	Limit 2	Prior or Pending Proceeding Date
$5,000,000	$5,000,000	2/1/2012

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106672464

INVESTMENT ADVISER INCLUDES SPECIFIED ENTITY ENDORSEMENT

This endorsement changes the following:

Investment Adviser Professional Liability

It is agreed that:

The following is added to section II. DEFINITIONS:

Investment Adviser also means an entity specified below.

Specified Entity

Westchester Capital Partners, LLC (f/k/a Green & Smith Investment Management L.L.C.)

Westchester Capital Management, Inc.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106672464

IV-19046 Ed. 01-16   Page 1 of 1

MUTUAL FUND INCLUDES SPECIFIED ENTITY ENDORSEMENT

This endorsement changes the following:

Mutual Fund Liability

It is agreed that:

The following is added to section II. DEFINITIONS:

Mutual Fund also means an entity specified below.

Specified Entity

The Merger Fund

The Merger Fund VL

WCM Alternatives: Event-Driven Fund

WCM Alternatives: Credit Event Fund

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106672464

HEDGE FUND INCLUDES SPECIFIED ENTITY ENDORSEMENT

This endorsement changes the following:

Hedge Fund Liability

It is agreed that:

The following is added to section II. DEFINITIONS:

Hedge Fund also means an entity specified below.

Specified Entity

WCM Hudson Valley Partners, LP

WCM Merger Fund Ltd.

WCM Master Trust

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106672464

CONVERT COVERAGE FOR A SPECIFIED ENTITY TO RUN-OFF ENDORSEMENT

This endorsement changes the following:

Private Company Directors and Officers Liability, Employment Practices Liability, Fiduciary Liability, Investment Adviser Professional Liability, Mutual Fund Liability, Hedge Fund Liability

It is agreed that:

With respect to an entity specified below, the Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of such entity's **Wrongful Acts** occurring on or after the corresponding run-off date specified below.

Scheduled Entity	Run-Off Date
Westchester Capital Management, Inc	1/1/2011

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106672464

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

GLOBAL COVERAGE COMPLIANCE ENDORSEMENT

This endorsement changes the following:

General Terms and Conditions

It is agreed that:

1. The following is added to section II. DEFINITIONS:

    Financial Interest means the **Named Insured's** insurable interest in an **Insured Organization** that is domiciled in a country or jurisdiction in which the Company is not licensed to provide this insurance, as a result of the **Named Insured's**: (i) ownership of the majority of the outstanding securities or voting rights of such **Insured Organization** representing the present right to elect, appoint, or exercise a majority control over such **Insured Organization's** board of directors, board of trustees, board of managers, natural person general partner, or functional foreign equivalent; (ii) indemnification of, or representation that it has an obligation to indemnify, such **Insured Organization** for **Loss** incurred by such **Insured Organization**; or (iii) election or obligation to obtain insurance for such **Insured Organization**.

2. The following is added to section III. CONDITIONS:

    SANCTIONS AND COMPLIANCE

    This **Liability Policy** will provide coverage, or otherwise will provide any benefit, only to the extent that providing such coverage or benefit does not expose the Company or any of its affiliated or parent companies to any trade or economic sanction under any law or regulation of the United States of America or any other applicable trade or economic sanction, prohibition, or restriction.

3. The following replaces section III. CONDITIONS, X. TERRITORY AND VALUATION, 1:

    a. This **Liability Policy** applies anywhere in the world; provided, this **Liability Policy** does not apply to **Loss** incurred by an **Insured** residing or domiciled in a country or jurisdiction in which the Company is not licensed to provide this insurance, to the extent that providing this insurance would violate the laws or regulations of such country or jurisdiction.

    b. In the event an **Insured Organization** incurs **Loss** referenced in X.1.a., to which this **Liability Policy** would have applied, the Company will reimburse the **Named Insured** for its **Loss**, on account of its **Financial Interest** in such **Insured Organization**. As a condition precedent such reimbursement, or any rights under this **Liability Policy**, the **Named Insured** will cause the **Insured Organization** or its **Insured Persons** to comply with the conditions of this **Liability Policy**.

    c. In the event that the **Insured Person** residing in a country or jurisdiction in which the Company is not licensed incurs **Loss** referenced in X.1.a. that is not indemnified by an **Insured Organization**, such **Loss** will be paid in a country or jurisdiction mutually acceptable to such **Insured Person** and the Company, to the extent that doing so would not violate any applicable laws or regulations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106672464

SUBROGATION REQUIRES FINAL NONAPPEALABLE ADJUDICATION IN THE UNDERLYING ACTION ENDORSEMENT

This endorsement changes the following:

It is agreed that:

The following replaces III. CONDITIONS, M. SUBROGATION, 2:

The Company will not exercise its rights of subrogation against an **Insured Person**, unless there is a final nonappealable adjudication adverse to such **Insured Person** in the underlying action establishing that such **Insured Person**: (i) engaged in a dishonest, criminal, or fraudulent act or omission; (ii) willfully violated a statute or regulation; or (iii) improperly gained a profit, remuneration, or financial advantage to which he or she was not legally entitled.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**
Policy Number: **106672464**

NEW YORK AMENDATORY ENDORSEMENT

This endorsement changes the following:

Fiduciary Liability

It is agreed that:

1. Subsection 3. of section II. DEFINITIONS, B. is deleted.

2. The following is added to the first paragraph of section II. DEFINITIONS, M.:

   ; provided that if this **Liability Policy** is construed by a court of competent jurisdiction, or an arbitration panel, under the laws of the state of New York, **Loss** does not include punitive or exemplary damages or the multiple portion of any multiplied damage award.

3. The following replaces the first sentence of section II. DEFINITIONS, P.:

   Settlement Fees mean any fees, penalties, or sanctions imposed by law under a **Settlement Program t**hat an Insured agrees to pay, with the Company's consent, as a result of a **Wrongful Act t**hat is an actual or alleged inadvertent violation of any statute, rule, or regulation.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106672464

NEW YORK CHANGES ENDORSEMENT

This endorsement changes the following:

Private Company Directors and Officers Liability, Employment Practices Liability, Fiduciary Liability, Investment Adviser Professional Liability, Mutual Fund Liability, Hedge Fund Liability

It is agreed that:

1. The following is added to section III. CONDITIONS, B. EXTENDED REPORTING PERIOD:

   Automatic Reporting Period

   a. Upon the effective date of termination of a **Liability Coverage** for any reason other than nonpayment of premium, the **Insured** will be provided a 60 day reporting period following the effective date of such termination ("Automatic Reporting Period") for **Claims** made against persons or entities who at the effective date of termination of coverage were **Insureds**, but only with respect to a **Wrongful Act** otherwise covered under this **Liability Policy** occurring before or during the **Policy Period**.

   b. The Limit of Liability for the Automatic Reporting Period will be part of, and not in addition to, the Limit of Liability for the **Policy Period**; the Automatic Reporting Period will not increase or reinstate the Limit of Liability set forth in ITEM 5 of the Declarations.

   c. The Automatic Reporting Period will be deemed a part of, and not in addition to, any applicable Extended Reporting Period purchased by the **Named Insured**.

2. The following is added to section III. CONDITIONS, D. RETENTION:

   If required, the Retention and coinsurance will be applied pursuant to 11 NYCRR 72.1.

3. The following is added to section III. CONDITIONS, E. NOTICE, 1.:

   However, the failure to provide notice to the Company as soon as practicable as required by this **Liability Policy** will not invalidate coverage for a **Claim** unless such failure has prejudiced the Company. Coverage for a **Claim** will not be invalidated on such grounds if it is shown that it was not reasonably possible to provide such timely notice and that notice was given as soon as reasonably possible thereafter.

4. The following is added to section III. CONDITIONS, E. NOTICE:

   4. Written notice given by or on behalf of any **Insured** to any licensed agent of the Company in New York State, with particulars sufficient to identify the **Insured**, shall be considered notice to the Company.

   5. The Company's rights will not be deemed prejudiced unless the failure to provide notice of a **Claim** materially impairs the Company's ability to investigate or defend the **Claim**. However, prejudice will be presumed if, prior to the notice, the **Insured's** liability has been determined by a court of competent jurisdiction or by binding arbitration, or if the Insured has resolved the Claim by settlement or other compromise.

5. The following is added to section III. CONDITIONS, G. DEFENSE AND SETTLEMENT:

   10. If the Company concludes, based on **Claims** that have been reported to the Company and to which this **Liability Policy** may apply, that the limit of liability as stated in the Declarations is likely to be exhausted by the payment of **Loss**, the Company will so notify the **Named Insured**, in writing.

   11. When the limit of liability has been exhausted, the Company will so notify the **Named Insured**, in writing, and take no action with respect to any **Claim** reported to the Company after that limit of liability has been exhausted.

12. The exhaustion of any limit of liability by payment of judgments or settlements will not be affected by the Company's failure to comply with any of the provisions of this Condition.

6. The following replaces section III. CONDITIONS, K. OTHER INSURANCE, 1.:

   1. If **Loss** arising from a **Claim** made against an **Insured** under one or more **Liability Coverages** is covered under any other valid and collectible insurance of the same type, prior or current, then the **Liability Coverages** will share such **Loss** proportionately with such other valid and collectible insurance, unless such other insurance is written as specific excess insurance over the Limits of Liability set forth in ITEM 5 of the Declarations.

7. The following is added to section III. CONDITIONS, O. CHANGE OF CONTROL:

   If the **Named Insured** is placed in liquidation or bankruptcy, or has permanently ceased operation, and the **Named Insured** or its designated trustee does not purchase the Extended Reporting Period, an **Insured** may submit a written request to the Company for the extended period of coverage described in paragraph 3 within 120 days following the effective date of the **Termination of Coverage**. The Company has no obligation to provide notice of the availability of such Extended Reporting Period, and the Company may charge the **Insured** provided with such Extended Reporting Period a premium commensurate with such coverage.

8. The following is added to section III. CONDITIONS, S. REPRESENTATIONS, 5.:

   No misrepresentation will be deemed material unless knowledge by the Company of facts misrepresented would have led to a refusal by the Company to accept the risk.

9. The following replaces section III. CONDITIONS, T. TERMINATION OF POLICY:

   1. Termination

      a. The Company may not terminate this **Liability Policy** prior to expiration of the **Policy Period**, except for nonpayment of premium when due. If such nonpayment occurs, written notice of the nonpayment will be provided to the **Named Insured**. Unless payment in full is received within 20 days of the **Named Insured's** receipt of such notice, the Company will terminate the **Liability Policy**.

      b. The **Named Insured** may terminate this **Liability Policy** prior to the expiration of the **PolicyPeriod** by providing written notice specifying the effective date of such termination, and such date will replace the Expiration Date set forth on ITEM 2 of the Declarations; provided, this **Liability Policy** may not be terminated after the effective date of a merger, consolidation, or acquisition of the **Named Insured** as described in III. CONDITIONS, O. CHANGE OF CONTROL. Such written notice shall be given by or on behalf of the **Insured** to the Company or to any licensed agent of the Company in New York State, with particulars sufficient to identify the **Insured**.

      c. In the event that this **Liability Policy** is terminated prior to the expiration of the **Policy Period**, the Company will refund any unearned premium computed on a pro rata basis. Payment or tender of unearned premium by the Company is not a condition precedent to the effectiveness of such termination, but such payment will be made as soon as practicable.

   2. Nonrenewal

      a. The Company will not be required to renew this **Liability Policy** upon its expiration. If the Company elects not to renew it will provide the **Named Insured** written notice as provided in paragraph c below.

      b. The Company will provide notice as stated in paragraph c. below if it conditionally renews any **Liability Policy** subject to a: (i) change limits; (ii) reduction in coverage; (iii) increased retention; (iv) addition of an exclusion; or (v) increased premium in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added or increased exposure unit, or as a result of experience rating, loss rating, retrospective rating or audit.

      c. If the Company elects not to renew or to conditionally renew as provided in paragraphs a and b, it will provide the **Named Insured** written notice to the **Named Insured** at least 60, but not more than 120 days before the Expiration Date set forth on ITEM 2 of the Declarations. Such notice will: (i) be mailed or delivered to the **Named Insured** at the address shown in this **Liability Policy** and to any authorized agent or broker; (ii) include the specific reason(s) for nonrenewal or conditional renewal; and (iii) include the amount of any premium increase for conditional renewal and a description of any other changes.

d. If the Company violates any of the provisions of paragraph c by sending a late or incomplete notice of nonrenewal or conditional:

    i. prior to the Expiration Date set forth in ITEM 2 of the Declarations, such coverage will remain in effect at the same terms and conditions of this **Policy** at the lower of the current rates or the prior period's rates until 60 days after such notice is mailed or delivered unless the **Named Insured**, during this 60-day period, has replaced the coverage or elect to cancel, in which case any return premium due the **Named Insured** will be computed on a pro rata basis;

    ii. on or after the Expiration Date set forth in ITEM 2 of the Declarations, such coverage will remain in effect at the same terms and conditions of this **Policy** for another **Policy Period**, at the lower of the current rates or the prior period's rates, unless the **Named Insured**, during this additional **Policy Period**, has replaced the coverage or elect to cancel, in which case any return premium due the **Named Insured** will be computed on a pro rata basis.

The Limit of Liability set forth in ITEM 5 of the Declarations will be increased in proportion to the period for which the **Policy Period** is extended pursuant to this paragraph, provided that if the **Named Insured** accepts the terms, conditions, and rates of the conditional renewal notice, such increase will be inapplicable and, instead, the accepted Limit of Liability will become effective as of the inception date of the renewal.

e. The Company is not required to send notice of nonrenewal or conditional renewal if the **Named Insured**, or its authorized agent or broker, or another insured of the **Named Insured**, provides written notice to the Company that this **Liability Policy** has been replaced or is no longer desired.

10. The following replaces section III. CONDITIONS, Y. ACTION AGAINST THE COMPANY:

Y. ACTION AGAINST THE COMPANY

1. Except as provided for in subparts 2 and 3 below: (i) no action will lie against the Company unless, as condition precedent, there has been full compliance with all the provisions of this **Liability Policy**, and the amount of the **Insured's** obligation has been finally determined either by judgment against the **Insured** or by written agreement of the **Insureds**, the claimants and the Company, and (ii) no person or entity will have any right under this **Liability Policy** to join the Company as a party to any action against any **Insured** to determine such **Insured's** liability nor may the Company be impleaded by any **Insured** or their legal representative.

2. With respect to a **Claim** covered by this **Liability Policy** arising out of death or personal injury of any person, if the Company disclaims liability or denies coverage based upon the failure to provide timely notice, then the injured person or other claimant may maintain an action directly against the Company; provided the sole question is whether the Company's disclaimer of liability or denial of coverage is based on the failure to provide timely notice (unless within 60 days of such disclaimer or denial, the Company or an **Insured** initiates an action to declare the rights of the parties under this **Liability Policy** and names the injured person or other claimant as a party to the action).

3. If a judgment against an **Insured** remains unsatisfied after 30 days from the service of the notice of entry of such judgment upon the attorney for the **Insured**, or upon the **Insured** and upon the Company, then an action may be maintained against the Company under the terms of this **Liability Policy**, except during a stay or limited stay of execution against the **Insured** on such judgment, for the amount of such judgment not exceeding the amount of the applicable Limit of Liability.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

INDEPENDENT DIRECTOR CARVEBACK TO INSURED VERSUS INSURED EXCLUSION ENDORSEMENT

This endorsement changes the following:
Mutual Fund Liability, Hedge Fund Liability

It is agreed that:

The following is added to section III. EXCLUSIONS, A. EXCLUSIONS APPLICABLE TO ALL LOSS, 9. a. of the Liability Coverage:

Nor will this exclusion apply to a **Claim** brought by an independent director of a **Fund** where failure to bring the **Claim** would constitute a breach of a fiduciary duty owed to the **Fund** or its investors.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**
Policy Number: **106672464**

NEW YORK CHANGES ENDORSEMENT

This endorsement changes the following:

Investment Adviser Professional Liability

---

1. The following replaces the first sentence of section II. DEFINITIONS, M.:

    Loss means: (i) **Defense Expenses**; and (ii) damages, judgments, settlements, and prejudgment and postjudgment interest that an **Insured** is legally obligated to pay as a result of a **Claim**; provided that with respect to the multiple portion of any multiplied damage award, or punitive or exemplary damages, **Loss** only includes such damages if: (i) New York law does not apply; and (ii) they are insurable under the law of the jurisdiction that does apply.

2. The following replaces part 1. of the second paragraph of section II. DEFINITIONS, M.:

    1. taxes, fines, or penalties;

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**

Policy Number: **106672464**

THIS IS A CLAIMS MADE COVERAGE WITH DEFENSE EXPENSES INCLUDED IN THE LIMIT OF LIABILITY. PLEASE READ THE POLICY CAREFULLY.

I. INSURING AGREEMENTS

A. PROFESSIONAL LIABILITY COVERAGE

The Company will pay on behalf of the **Insured**, **Loss** the **Insured** is legally obligated to pay on account of a **Claim** first made against the **Insured** during the **Policy Period**, or any applicable Extended Reporting Period, for a **Professional Services Act** occurring before or during the **Policy Period**.

B. SERVICE PROVIDER LIABILITY COVERAGE

If ITEM 5 of Declarations indicates that Service Provider Liability Coverage is applicable, the Company will pay, on behalf of the **Service Provider Insureds**, **Loss** the **Service Provider Insureds** are legally obligated to pay on account of a **Claim** first made against the **Service Provider Insureds** during the **Policy Period**, or any applicable Extended Reporting Period, for a **Fund Services Act** occurring before or during the **Policy Period**.

II. DEFINITIONS

Wherever appearing in this **Liability Coverage**, in either the singular or plural, words and phrases appearing in bold type have the following meanings:

A. *Administrator* means an entity engaged to perform administrative duties for a **Mutual Fund**.

B. *Claim* means:

1. a written demand against an **Insured** for monetary damages or nonmonetary relief, including injunctive relief, commenced by the **Insured's** receipt of such demand;

2. a civil proceeding, including binding arbitration or other formal alternative dispute resolution, against an **Insured**, commenced by the service of a complaint, arbitration petition, or similar legal document;

3. a criminal proceeding against an **Insured**, commenced by the return of an indictment or similar legal document;

4. an administrative or regulatory proceeding against an **Insured**, commenced by such **Insured's** receipt of a notice of filed charges, complaint, or similar legal document;

5. a formal investigation of an **Insured**, commenced by the receipt of: (i) a notice of filed charges, investigative order, civil investigative demand, or similar document; (ii) a written notice identifying such **Insured** as a target of an enforcement unit; or (iii) a Wells Notice from the SEC indicating that it may commence an enforcement action against such **Insured**;

6. a subpoena served on an **Insured Person** pursuant to a formal investigative order issued by any government enforcement body, commenced by such service; or

7. A written request to toll or waive a statute of limitations relating to any of the above, commenced by the **Insured's** receipt of such written request,

for a **Wrongful Act**. A **Claim** is deemed to be made when it is commenced as set forth above.

Claim does not include routine examinations, routine inspections, or similar routine reviews or inquiries, industry sweeps, deficiency letters, or general requests for information.

C. *Director or Officer* means a natural person who is, was, or becomes a duly elected or appointed director, officer, trustee, in-house general counsel, principal, general partner, member of the board of managers or management committee, or the functional or foreign equivalent position, of the **Insured Organization**.

D. *Distributor* means an entity that is engaged as the principal underwriter, as the term is defined in the Investment Company Act of 1940 § 2(a)(29), for a **Mutual Fund**.

E. *Employee* means a natural person who is, was, or becomes an employee of the **Insured Organization**, including a full-time, part-time, or temporary employee.

F. *Executive Officer* means a natural person while serving as the chief executive officer, chief financial officer, chief investment officer, chief compliance officer, or in-house general counsel, or the functional or foreign equivalent position of the **Insured Organization**.

G. *Fund Services* mean services provided in the capacity as an **Administrator**, **Distributor**, or **Transfer Agent** for consideration and pursuant to a written contract or agreement with a **Mutual Fund**.

H. *Fund Services Act* means any actual or alleged error, misstatement, misleading statement, act, omission, neglect, or breach of duty by an **Insured** in the rendering of, or failing to render, **Fund Services**.

I. *Independent Contractor* means a natural person, not otherwise an **Insured Person**, while performing labor or services for the **Insured Organization** pursuant to a contract for specified services. The status of an individual as an **Independent Contractor** is determined as of the date of the alleged **Wrongful Act**.

J. *Insured* means **Insured Persons** and **Insured Organizations**.

K. *Insured Organization* means:

1. an **Investment Adviser** and its **Subsidiaries** that are not **Service Providers**, solely with respect to Insuring Agreement A; or

2. a **Service Provider**, solely with respect to Insuring Agreement B,

including such entities as debtors in possession under US Bankruptcy Code, Chapter 11, or foreign equivalent.

L. *Insured Person* means a **Director or Officer**, **Employee**, or **Independent Contractor**.

M. *Loss* means: (i) **Defense Expenses**; and (ii) damages, judgments, settlements, and prejudgment and postjudgment interest, that an **Insured** is legally obligated to pay as a result of a **Claim**; provided that with respect to the multiple portion of a multiplied damage award, or punitive or exemplary damages, **Loss** only includes such damages to the extent they are insurable under the law of a jurisdiction that is most favorable to the insurability of such damages and has a substantial relationship to the **Insured**, **Claim**, Company, or this **Liability Coverage**.

Loss, other than **Defense Expenses**, does not include any amount that constitutes:

1. taxes, fines, or penalties, except for civil penalties assessed against an **Insured Person** pursuant to the Foreign Corrupt Practices Act of 1977 § (2)(g)(2)(B) or the United Kingdom Bribery Act of 2010 (Eng.) § 11(1)(a);

2. disgorgement or other loss that is uninsurable under the law pursuant to which this **Liability Coverage** is construed; provided, the Company will not assert that any amount of a judgment or settlement in a **Claim** for a violation of the Securities Act of 1933 §§ 11, 12, or 15 constitutes disgorgement, or other uninsurable loss;

3. fees, expenses, or charges, including management, referral, contingency, or brokerage fees, commissions, and sales loads; or

4. costs and expenses incurred, or to be incurred, to comply with an order, judgment, or award of injunctive or other equitable relief, or the portion of a settlement encompassing injunctive or other equitable relief.

Loss does not include any amount that an **Insured** is absolved from paying, or is allocated to uncovered loss pursuant to the General Terms and Conditions, section III. CONDITIONS, J. ALLOCATION.

N. *Professional Services* mean financial, economic, or investment advice, investment management services, or the selection and oversight of investment advisers or outside service providers that is performed by an **Insured** in his or her capacity as such, to a customer or client pursuant to a written contract or agreement; provided **Professional Services** do not include **Fund Services**.

O. *Professional Services Act* means any actual or alleged error, misstatement, misleading statement, act, omission, neglect, or breach of duty by an **Insured** in the rendering of, or failing to render, **Professional Services**; provided that **Professional Services Act** does not include any **Fund Service Act**.

P. *Service Provider* means an entity that is a **Subsidiary** and is an **Administrator**, **Distributor**, or **Transfer Agent**.

Q. *Service Provider Insured* means a **Service Provider** and its **Insured Persons**.

R. *Transfer Agent* means an entity engaged to record the issuance, redemption, or transfer of shares for a **Mutual Fund**.

S. *Wrongful Act* means any **Fund Services Act** or **Professional Services Act**.

III. EXCLUSIONS

A. EXCLUSIONS APPLICABLE TO ALL LOSS

1. BODILY INJURY, PERSONAL INJURY, AND PROPERTY DAMAGE

a. The Company will not be liable for **Loss** on account of a **Claim** for: (i) bodily injury, mental anguish, emotional distress, sickness, disease, or death; (ii) false arrest, detention, imprisonment, or malicious prosecution; (iii) wrongful entry, wrongful eviction, invasion of the right of private occupancy; (iv) discrimination, defamation, libel, slander, disparagement, or a violation of the right to privacy or publicity; provided, this will not apply to mental anguish or emotional distress arising from **Professional Services**.

b. The Company will not be liable for **Loss** on account of a **Claim** for damage to, or destruction of, tangible or intangible property or data, including the loss of the use of such property or data.

2. BROKER/DEALER

a. The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any activity by an **Insured** as a broker or dealer in securities as defined in the Securities Exchange Act of 1934 § 3(a)(4) and 3(a)(5).

b. Exclusion A.2 will not apply to the distribution, underwriting, or resale of securities purchased by an **Insured** directly from an investment company or trust registered under the Investment Company Act of 1940 solely for resale to the shareholders of such company or trust.

3. CONTRACTUAL LIABILITY

a. The Company will not be liable for **Loss** on account of a **Claim** for any liability of an **Insured** under an oral or written contract or agreement, regardless of whether such liability is direct or assumed.

b. Exclusion A.3 will not apply to:

i. the extent that an **Insured** would have been liable in the absence of the contract or agreement; or

ii. a **Claim** that is brought or maintained by, or on behalf of, a customer or client of the **Insured Organization** alleging a breach of contract or agreement that governs or specifies the **Insured's** provision of **Professional Services** or **Fund Services**.

4. DISHONEST, CRIMINAL, AND FRAUDULENT ACTS

a. The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any deliberately dishonest, criminal, or fraudulent act or omission, or willful violation of law, if a final nonappealable adjudication adverse to the **Insured** in any underlying action establishes that such **Insured** committed such act, omission, or willful violation.

b. For purposes of applying Exclusion A.4: (i) no fact pertaining to, or knowledge possessed by, an **Insured Person** will be imputed to another **Insured Person**; and (ii) only facts pertaining to, or knowledge possessed by, an **Executive Officer** will be imputed to the **Insured Organization**.

5. ERISA

The Company will not be liable for **Loss** on account of a **Claim** for: (i) a violation of the Employee Retirement Income Security Act of 1974 (ERISA), or similar domestic or foreign law, in connection with an employee benefit plan sponsored by the **Insured Organization** for the benefit of **Employees**; or (ii) an **Insured's** failure or refusal to establish, contribute to, pay for, insure, maintain, provide benefits pursuant to, enroll, or maintain the enrollment of **Employees** or their dependents in any employee benefit plan, fund, or program, including contracts or agreements that are not subject to the provisions of ERISA.

6. IMPROPER PROFIT

a. The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of an **Insured's** acquisition of any profit, remuneration, or financial advantage to which such **Insured** was not legally entitled, if a final nonappealable adjudication adverse to the **Insured** in any underlying action establishes that such **Insured** was not legally entitled to such profit, remuneration, or financial advantage.

b. For purposes of applying this Exclusion A.6: (i) no fact pertaining to, or knowledge possessed by, an **Insured Person** will be imputed to another **Insured Person**; and (ii) only facts pertaining to, or knowledge possessed by, an **Executive Officer** will be imputed to the **Insured Organization**.

7. **INSURED VERSUS INSURED**

   a. The Company will not be liable for **Loss** on account of a **Claim** against an **Insured** that is brought or maintained by, or on behalf of, an **Insured** under this **Liability Policy**, or a **Subsidiary**, in any capacity; provided this will not apply to a **Claim** brought and maintained:

   i. by an **Insured Person** for contribution or indemnity, if the **Claim** is part of, or results directly from, an **Claim** that is not otherwise excluded under this **Liability Coverage**;

   ii. outside of the United States, U.S. territories and possessions, Canada, United Kingdom, or Australia;

   iii. by a natural person who was an **Insured Person**, who has not served in such capacity for at least two years preceding the date the **Claim** is made, and brings and maintains the **Claim** without the active solicitation, assistance, or participation of the **Insured Organization**, or any natural person who is serving, or in the past two years has served, as an **Insured Person**;

   iv. by an **Employee** solely in their capacity as a customer or client of the **Insured Organization**, where such **Claim** is brought and maintained without the active solicitation, assistance, or participation of a natural person who is serving, or in the past two years has served, as a **Director or Officer**; or

   v. by a **Mutual Fund** or **Hedge Fund** where, in the opinion of independent legal counsel jointly selected and hired by the **Insured** and the Company, such **Mutual Fund**, **Hedge Fund**, or other **Insured**, would be liable for the failing to make such **Claim**.

   b. For purposes of Exclusion A.7, an **Insured Person's Whistleblowing Activity** alone will not constitute active solicitation, assistance, or participation.

8. **INVESTMENT BANKING**

   a. The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of an **Insured's**: (i) investment banking activities, including service as an underwriter, consultant, adviser, or specialist; (ii) advice, recommendations, or services regarding merger, tender offer, proxy contest, acquisition, restructuring, reorganization, recapitalization, divestiture, or similar transaction; or (iii) fairness opinion regarding the valuation of assets or business entities not held by an **Insured** as trustee.

   b. Exclusion A.8 will not apply to **Professional Services Acts** so long as neither the **Insured** nor the customer or client is a party to, or a participant in, the activity described in a. (i), (ii), or (iii).

9. **POLLUTION**

   The Company will not be liable for **Loss** on account of a **Claim**: (i) for the actual, alleged, or threatened discharge, dispersal, seepage, migration, release, or escape of a **Pollutant**; (ii) for any request, demand, order, or statutory or regulatory requirement that any **Insured** or others test for, monitor, clean up, remove, contain, treat, detoxify, neutralize, or in any way respond to or assess the effects of a **Pollutant**; or (iii) brought by or on behalf of any governmental authority because of testing for, monitoring, cleaning up, removing, containing, treating, detoxifying, neutralizing, or in any way responding to or assessing the effects of a **Pollutant**.

10. **PRIOR NOTICE**

    The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any fact, circumstance, situation, event, **Wrongful Act**, or **Related Wrongful Act** that has been the subject of written notice given by, or on behalf of, an **Insured** under any other professional liability, errors and omissions, or similar liability insurance.

11. **PRIOR OR PENDING PROCEEDING**

    The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any fact, circumstance, situation, event, **Wrongful Act**, or **Related Wrongful Act**, underlying or alleged in a prior or pending civil, criminal, administrative, or regulatory proceeding, including a mediation, arbitration, or other alternative dispute resolution, against an **Insured**, as of, or prior to, the applicable Prior or Pending Proceeding Date set forth in ITEM 5 of the Declarations for this **Liability Coverage**.

B. **EXCLUSIONS APPLICABLE TO LOSS, OTHER THAN DEFENSE EXPENSES**

   1. **INABILITY TO PAY**

      The Company will not be liable for **Loss**, other than **Defense Expenses**, on account of a **Claim** for the inability of any bank or banking firm, custodian, or broker or dealer in securities or commodities, to make any payment, or the inability of any such entity or person to settle or effect any transaction of any kind.

A. INDEPENDENT CONTRACTOR COVERAGE

1. Coverage under this **Liability Policy** is afforded to an **Independent Contractor** only the extent that the **Insured Organization** agrees to indemnify such Independent Contractor pursuant to a written indemnification agreement.

2. Any coverage provided to an **Independent Contractor** is excess of all other valid and collectible indemnity and insurance otherwise available to such **Independent Contractor**.

EXPANDED CARVEBACK TO PERSONAL INJURY EXCLUSION ENDORSEMENT

This endorsement changes the following:

Investment Adviser Professional Liability

It is agreed that:

The following replaces section III. EXCLUSIONS, A. EXCLUSIONS APPLICABLE TO ALL LOSS, 1. BODILY INJURY, PERSONAL INJURY, AND PROPERTY DAMAGE, a. (iv):

(iv) discrimination, defamation, libel, slander, disparagement, or a violation of the right to privacy or publicity; provided, this will not apply to mental anguish, emotional distress, defamation, libel, slander, disparagement, or a violation of the right to privacy or publicity arising from **Professional Services**.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106672464

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NEW YORK CHANGES ENDORSEMENT

This endorsement changes the following:

Mutual Fund Liability

1. The following replaces the first sentence of section II. DEFINITIONS, M.:

   Loss means: (i) **Defense Expenses**; (ii) damages, judgments, settlements, and prejudgment and postjudgment interest that an **Insured** is legally obligated to pay as a result of a **Claim**; and (iii) **Derivative Investigation Expenses**; provided with respect to the multiple portion of any multiplied damage award, or punitive or exemplary damages, **Loss** only includes such damages if: (i) New York law does not apply; and (ii) they are insurable under the law of the jurisdiction that does apply.

2. The following replaces part 1. of the second paragraph of section II. DEFINITIONS, M.:

   1. taxes, fines, or penalties, except for civil penalties assessed against an **Insured Person** pursuant to the Foreign Corrupt Practices Act of 1977 §§ 15 U.S.C. 2(g)(2)(B) or the United Kingdom Bribery Act of 2010 (Eng.) § 11(1)(a); provided such civil penalties result from an actual or alleged inadvertent violations of the law;

3. The following is added to section IV. CONDITIONS:

   B. RETENTION AND COINSURANCE – DIRECTORS AND OFFICERS LIABILITY

   1. The following supplements the General Terms and Conditions, section III. CONDITIONS, D. RETENTION, provided that General Terms and Conditions, section III. CONDITIONS, D. RETENTION, 4. will not apply to any **Director or Officer**.
   2. Except as otherwise provided in part 4 of this section, in accordance with the schedule set forth below, the Company will only be liable under Insuring Agreements A and C to any **Director or Officer** for the amount of **Loss**, including **Defense Expenses**, which is in excess of the lesser of: (i) the sum of the applicable per Individual Director or Officer Retention; or (ii) the applicable Aggregate Retention. Provided, if the sum of the Individual Director or Officer Retention amount for any **Director or Officer** covered under this **Liability Coverage**, who has been found liable, or who have been included in a settlement, exceeds the applicable Aggregate Retention, then the amount chargeable to each **Director or Officer** will be the applicable Aggregate Retention divided by the number of involved **Director or Officers**, which will in no event be reduced below 75% of the Individual Insured Person Retention.

Insured's Assets Size	Individual Director or Officer	Aggregate
Assets greater than $20,000,000	$5,000	$50,000
Assets greater than $10,000,000 up to $20,000,000	$4,000	$40,000
Assets greater than $5,000,000 up to $10,000,000	$3,000	$30,000
Assets of $5,000,000 or less	$2,000	$20,000

   3. With respect to all **Claims** for which this **Liability Coverage** provides coverage to **Director or Officers**, such **Director or Officers** will share the payment of the first $1,000,000 of all **Loss**, in excess of the Retention, in accordance with the schedule set forth below. The Company's obligation to pay its percentage of **Loss** is

Issuing Company: **Travelers Casualty and Surety Company of America**

subject to General Terms and Conditions section III. CONDITIONS, C. LIMITS OF LIABILITY. The **Director or Officers'** percentage shall be deemed uninsured and at his or her own risk:

Insured's Assets Size	Director or Officers' Co-Insurance Percentage
Assets greater than $20,000,000	0.5%
Assets greater than $10,000,000 up to $20,000,000	0.4%
Assets greater than $5,000,000 up to $10,000,000	0.3%
Assets of $5,000,000 or less	0.2%

4. No Retention shall apply to a **Director or Officer** if indemnification is permitted by law, but the **Insured Organization** is unable to make such indemnification solely by reason of **Financial Insolvency**.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

THIS IS A CLAIMS MADE COVERAGE WITH DEFENSE EXPENSES INCLUDED IN THE LIMIT OF LIABILITY. PLEASE READ THE POLICY CAREFULLY.

I. INSURING AGREEMENTS

A. MUTUAL FUND LIABILITY COVERAGE

The Company will pay on behalf of an **Insured**, **Loss** that the **Insured** is legally obligated to pay on account of a **Claim** first made against the **Insured** during the **Policy Period**, or any applicable Extended Reporting Period, for a **Wrongful Act** occurring before or during the **Policy Period**.

B. SECURITY HOLDER DERIVATIVE DEMAND INVESTIGATION EXPENSE COVERAGE

The Company will pay on behalf of the **Insured Organization**, **Derivative Investigation Expenses** on account of a **Security Holder Derivative Demand** first made during the **Policy Period**, or any applicable Extended Reporting Period, for a **Wrongful Act** occurring before or during the **Policy Period**.

C. SUPPLEMENTAL INDEPENDENT DIRECTOR PERSONAL INDEMNIFICATION COVERAGE

If ITEM 5 of the Declarations indicates that Supplemental Independent Director Personal Indemnification Coverage is applicable, the Company will pay on behalf of a **Mutual Fund Independent Director**, **Loss** not indemnified by the **Insured Organization**, that such **Mutual Fund Independent Director** is legally obligated to pay on account of a **Claim** first made against such **Mutual Fund Independent Director** during the **Policy Period**, or any applicable Extended Reporting Period, for a **Wrongful Act** occurring before or during the **Policy Period**, and is excess of any other insurance or indemnification available to such **Mutual Fund Independent Director**.

II. DEFINITIONS

Where appearing in this **Liability Coverage**, in either the singular or plural, words or phrases appearing in bold type have the following meanings:

A. *Claim* means:

1. a written demand, other than a **Security Holder Derivative Demand**, against an **Insured** for monetary damages or nonmonetary relief, including injunctive relief, commenced by the **Insured's** receipt of such demand;

2. a civil proceeding, including binding arbitration or other formal alternative dispute resolution, against an **Insured**, commenced by the service of a complaint, arbitration petition, or similar legal document;

3. a criminal proceeding against an **Insured**, commenced by the return of an indictment or similar legal document;

4. an administrative or regulatory proceeding against an **Insured**, commenced by such **Insured's** receipt of a notice of filed charges, complaint, or similar legal document;

5. a formal investigation of an **Insured**, commenced by the receipt of: (i) a notice of filed charges, formal investigative order, civil investigative demand, or similar legal document; (ii) a written notice identifying such **Insured** as a target of an enforcement unit; or (iii) a Wells Notice from the SEC indicating that it may commence an enforcement action against such **Insured**;

6. a subpoena served on an **Insured** pursuant to a formal investigative order issued by any government enforcement body, commenced by such service;

7. a request for **Extradition** of an **Insured Person**, including the execution of an arrest warrant where such execution is an element of **Extradition**, commenced by the **Insured's** receipt of such request;

8. a **Security Holder Derivative Demand** solely with respect to Insuring Agreement B, commenced by the **Insured's** receipt of such demand;

9. a **Non-Party Witness Request**; or

10. a written request to toll or waive a statute of limitations relating to any of the above, commenced by the **Insured's** receipt of such written request,

for a **Wrongful Act**. A **Claim** will be deemed to have been made when it is commenced as set forth above.

Claim does not include routine examinations, routine inspections, or similar routine reviews or inquiries, industry sweeps, deficiency letters, or general requests for information.

B. *Defense Expenses* also mean **Non-Party Witness Expenses**, **Extradition Expenses**, and the necessary costs, charges, expenses, and fees incurred by an **Insured Person** in defending against a demand to repay, return, or refund amounts pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank) §954 or the Sarbanes Oxley Act of 2002 (SOX) § 304(a).

Defense Expenses also do not include **Derivative Investigation Expenses**.

C. *Derivative Investigation Expenses* mean the reasonable and necessary costs, charges, expenses, and fees, including attorney's and expert's fees, incurred in connection with the investigation or evaluation of a **Security Holder Derivative Demand** incurred by the **Insured Organization**, its board of directors, board of trustees, board of managers, functional equivalent board, or any committee of such board.

Derivative Investigation Expenses do not include regular or overtime wages, salaries, or fees of a **Director or Officer** or **Employee**.

D. *Director or Officer* means a natural person who is, was, or becomes a duly elected or appointed **Mutual Fund Independent Director** or other director, officer, trustee, in-house general counsel, principal, general partner, member of the board of managers or management committee, or the functional or foreign equivalent position, of the **Insured Organization**.

E. *Employee* means a natural person who is, was, or becomes an employee of the **Insured Organization**, including a full-time, part-time, or temporary employee.

F. *Executive Officer* means a natural person while serving as the chief executive officer, chief financial officer, chief investment officer, chief compliance officer, or in-house general counsel, or the functional or foreign equivalent position of the **Insured Organization**.

G. *Extradition* means a formal process by which an **Insured Person** located in a country is surrendered to another country to answer a criminal accusation.

H. *Extradition Expenses* mean the reasonable and necessary costs, charges, expenses, and fees, including attorney's and expert's fees, incurred by an **Insured Person** in lawfully opposing, challenging, resisting, or defending against a request for, or an effort to obtain, his or her **Extradition**.

Extradition Expenses do not include regular or overtime wages, salaries, or fees of an **Insured**.

I. *Insured* means **Insured Persons** and **Insured Organizations**.

J. *Insured Organization* means a **Mutual Fund**.

K. *Insured Person* means an **Advisory Board Member**, **Director or Officer**, or **Employee**.

L. *Loss* means: (i) **Defense Expenses**; and (ii) damages, judgments, settlements, and prejudgment and postjudgment interest; (iii) **Derivative Investigation Expenses**, that an **Insured** is legally obligated to pay as a result of a **Claim**; and (iv) the reasonable premium or origination fee incurred to secure a loan or bond to comply with the Dodd-Frank § 954(b)(2) or SOX § 304; provided that with respect to the multiple portion of a multiplied damage award, or punitive or exemplary damages, **Loss** only includes such damages to the extent they are insurable under the law of a jurisdiction that is most favorable to the insurability of such damages and has a substantial relationship to the **Insured**, **Claim**, Company, or this **Liability Coverage**.

Loss, other than **Defense Expenses**, does not include any amount that constitutes:

1. taxes, fines, or penalties, except for civil penalties assessed against an **Insured Person** pursuant to the Foreign Corrupt Practices Act of 1977 § (2)(g)(2)(B) or the United Kingdom Bribery Act of 2010 (Eng.) § 11(1)(a);

2. disgorgement or other loss that is uninsurable under the law pursuant to which this **Liability Coverage** is construed; provided, the Company will not assert that any amount of a judgment or settlement in a **Claim** for a violation of the Securities Act of 1933 §§ 11, 12, or 15 constitutes disgorgement, or other uninsurable loss;

3. fees, expenses, or charges, including management, referral, contingency, or brokerage fees, commissions, or

sales loads; or

4. costs and expenses incurred, or to be incurred, to comply with an order, judgment, or award of injunctive or other equitable relief, or the portion of a settlement encompassing injunctive or other equitable relief.

Loss does not include any amount that an **Insured** is absolved from paying or is allocated to uncovered loss pursuant to the General Terms and Conditions, section III. CONDITIONS, J. ALLOCATION.

M. *Mutual Fund Independent Director* means a natural person who is, was, or becomes director or trustee of a **Mutual Fund** who is not an "interested person," as defined in the Investment Company Act of 1940 § 2(a)(19), of such **Mutual Fund**.

N. *Non-Party Witness Request* means:

1. a civil proceeding, including binding arbitration or other formal alternative dispute resolution, against an investment adviser or service provider of a **Mutual Fund**, commenced by the service of a complaint, arbitration petition, or similar pleading;

2. a criminal proceeding against an investment adviser or service provider of a **Mutual Fund**, commenced by the return of an indictment or similar legal document;

3. an administrative or regulatory proceeding against an investment adviser or service provider of a **Mutual Fund**, commenced by such investment adviser's or service provider's receipt of a notice of filed charges, complaint, or similar legal document; or

4. a formal investigation against an investment adviser or service provider of a **Mutual Fund** commenced by the receipt of: (i) a notice of filed charges, investigative order, civil investigative demand, or similar legal document; (ii) a written notice identifying such investment adviser or service provider of a **Mutual Fund** as a target of an enforcement action; or (iii) a Wells Notice from the SEC indicating that it may commence an enforcement action against such investment adviser or service provider of a **Mutual Fund**,

that names or identifies a **Mutual Fund Independent Director** as a non-party witness.

O. *Non-Party Witness Expenses* mean the reasonable and necessary legal fees and expenses incurred by a **Mutual Fund Independent Director** in his or her capacity as a non-party witness in connection with any **Non-Party Witness Request**.

P. *Security Holder Derivative Demand* means a written demand brought and maintained by a security holder of the **Insured Organization** on behalf of the **Insured Organization**, made upon the **Insured Organization's** board of directors, board of managers, or functional equivalent board, to bring a civil proceeding against an **Insured Person** for a **Wrongful Act** committed by such **Insured Person**, but only if such demand is brought and maintained without the active solicitation, assistance, or participation of an **Insured**.

Q. *Wrongful Act* means:

1. an error, misstatement, misleading statement, act, omission, neglect, or breach of duty, committed or attempted by an **Insured** in its capacity as such; or

2. a matter claimed against an **Insured Person** solely by reason of his or her status as such.

III. EXCLUSIONS

A. EXCLUSIONS APPLICABLE TO ALL LOSS

1. BODILY INJURY, PERSONAL INJURY, AND PROPERTY DAMAGE

a. The Company will not be liable for **Loss** on account of a **Claim** for: (i) bodily injury, mental anguish, emotional distress, sickness, disease, or death of any person; (ii) false arrest, detention, imprisonment, or malicious prosecution; (iii) wrongful entry, wrongful eviction, invasion of the right of private occupancy; or (iv) discrimination, defamation, libel, slander, disparagement, or a violation of the right to privacy or publicity; provided, this will not apply to **Claims** based upon or arising out of the **Insured's** provision of financial, economic, or investment advice to a customer or client, or management of a **Mutual Fund**.

b. The Company will not be liable for **Loss** on account of a **Claim** for damage to, or destruction of, tangible or intangible property or data, including the loss of the use of such property or data.

2. **BROKER/DEALER**

   The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any activity by an **Insured** as a broker or dealer in securities as defined in the Securities Exchange Act of 1934 §§ 3(a)(4) and 3(a)(5).

3. **CONTRACTUAL LIABILITY**

   a. The Company will not be liable for **Loss** on account of a **Claim** for any liability of an **Insured** under an oral or written contract or agreement, regardless of whether such liability is direct or assumed.

   b. Exclusion A.3 will not apply to:

      i. the extent that the **Insured Organization** would have been liable in the absence of the contract or agreement; or

      ii. a **Claim** that is brought or maintained by, or on behalf of, a customer or client of the **Insured Organization** alleging a breach of contract or agreement that governs or specifies the **Insured's** provision of professional services.

4. **DISHONEST, CRIMINAL, AND FRAUDULENT ACTS**

   a. The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any deliberately dishonest, criminal, or fraudulent act or omission, or a willful violation of law, if a final nonappealable adjudication adverse to the **Insured** in any underlying action establishes that such **Insured** committed such act, omission, or willful violation.

   b. For purposes of applying Exclusion A.4: (i) no fact pertaining to, or knowledge possessed by, an **Insured Person** will be imputed to another **Insured Person**; and (ii) only facts pertaining to, or knowledge possessed by, an **Executive Officer** will be imputed to the **Insured Organization**.

5. **EMPLOYMENT LAWS**

   The Company will not be liable for **Loss** on account of a **Claim** for a violation of: (i) the responsibilities, duties, or obligations under any law concerning Social Security, unemployment insurance, workers' compensation, or disability insurance or any similar domestic or foreign law; or (ii) the Worker Adjustment and Retraining Notification Act (WARN), Occupational Safety and Health Act (OSHA), Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA), National Labor Relations Act (NLRA), Fair Labor Standards Act (FLSA), or any similar domestic or foreign law.

6. **ERISA**

   The Company will not be liable for **Loss** on account of a **Claim** for: (i) a violation of the Employee Retirement Income Security Act of 1974 (ERISA), or similar domestic or foreign law, in connection with an employee benefit plan sponsored by the **Insured Organization** for the benefit of **Employees**; or (ii) an **Insured's** failure or refusal to establish, contribute to, pay for, insure, maintain, provide benefits pursuant to, enroll, or maintain the enrollment of **Employees** or their dependents in any employee benefit plan, fund, or program, including contracts or agreements that are not subject to the provisions of ERISA.

7. **IMPROPER PROFIT**

   a. The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of an **Insured's** acquisition of any profit, remuneration, or financial advantage to which such **Insured** was not legally entitled if a final nonappealable adjudication adverse to the **Insured** in any underlying action establishes that such **Insured** was not legally entitled to such profit, remuneration, or financial advantage.

   b. Exclusion A.7 will not apply to **Loss** on account of a **Claim** for violations of the Securities Act of 1933 §§ 11, 12, or 15.

   c. For purposes of applying Exclusion A.7: (i) no fact pertaining to, or knowledge possessed by, an **Insured Person** will be imputed to another **Insured Person**; and (ii) only facts pertaining to, or knowledge possessed by, an **Executive Officer** will be imputed to the **Insured Organization**.

8. **INSURED VERSUS INSURED**

   a. The Company will not be liable for **Loss** on account of a **Claim** against an **Insured** that is brought or maintained by, or on behalf of, an **Insured** under this **Liability Policy**, or a **Subsidiary**, in any capacity; provided this will not apply to a **Claim** brought and maintained:

i. on behalf of the **Insured Organization** in the form of a security holder derivative action or **Security Holder Derivative Demand** by one or more persons who are not **Director or Officers** and bring or maintain such **Claim** without the active solicitation, assistance, or participation of a natural person who is serving, or in the past two years has served, as a **Director or Officer**;

ii. by an **Insured Person** for contribution or indemnity, if the **Claim** is part of, or results directly from, a **Claim** that is not otherwise excluded under this **Liability Coverage**;

iii. by a natural person, who was an **Insured Person** and has not served in such capacity for at least two years preceding the date the **Claim** is made, that brings and maintains the **Claim** without the active solicitation, assistance, or participation of the **Insured Organization**, or a natural person who is serving, or in the past two years has served, as an **Insured Person**;

iv. by a court appointed examiner, receiver, conservator, liquidator, trustee, rehabilitator, member of the creditors' committee of the **Insured Organization**, or similar official serving in the same legal capacity;

v. outside of the United States, U.S. territories and possessions, Canada, United Kingdom, or Australia;

vi. by an **Advisory Board Member**, who brings or maintains such **Claim** without the active solicitation, assistance, or participation of a natural person who is serving, or in the past two years has served, as a **Director or Officer**;

vii. against a **Mutual Fund Independent Director**, provided that such **Claim** is brought and maintained without the active solicitation, assistance, or participation of such **Mutual Fund Independent Director**; or

viii. against a **Mutual Fund Independent Director** and an **Insured Organization** so long as such **Mutual Fund Independent Director** remains a co-defendant in such **Claim**, provided that such **Claim** is brought and maintained without the active solicitation, assistance, or participation of such **Mutual Fund Independent Director** or **Insured Organization**.

b. For purposes of Exclusion A.8: an **Insured Person's Whistleblowing Activity** alone will not constitute active solicitation, assistance, or participation.

9. INVESTMENT BANKING

a. The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of an **Insured's**: (i) investment banking activities, including service as an underwriter, consultant, adviser, or specialist; (ii) advice, recommendations, or services regarding merger, tender offer, proxy contest, acquisition, restructuring, reorganization, recapitalization, divestiture, or similar transaction; or (iii) fairness opinion regarding the valuation of assets or business entities not held by an **Insured** as trustee.

b. Exclusion A.9 will not apply to the extent that the activities described in a(i),(ii), or (iii) concern the issuance of shares by a **Mutual Fund**, the restructuring of a **Mutual Fund**, or the voting of shares held by a **Mutual Fund**.

10. POLLUTION

a. The Company will not be liable for **Loss** on account of a **Claim**: (i) for the actual, alleged, or threatened discharge, dispersal, seepage, migration, release, or escape of a **Pollutant**; (ii) for any request, demand, order, or statutory or regulatory requirement that any **Insured** or others test for, monitor, clean up, remove, contain, treat, detoxify, neutralize, or in any way respond to or assess the effects of a **Pollutant**; or (iii) brought by or on behalf of any governmental authority because of testing for, monitoring, cleaning up, removing, containing, treating, detoxifying, neutralizing, or in any way responding to or assessing the effects of a **Pollutant**.

b. Exclusion A.10 will not apply to **Claim** against an **Insured Person** for **Loss** that is not indemnified by the **Insured Organization,** nor will it apply to a **Claim** seeking damages for the diminution in value of an interest in a **Mutual Fund**.

11. PRIOR NOTICE

The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any fact, circumstance, situation, event, **Wrongful Act**, or **Related Wrongful Act** that has been the subject of any written notice given by, or on behalf of, an **Insured** under any other directors and officers, management, professional, or similar liability insurance policy.

12. PRIOR OR PENDING PROCEEDING

The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any fact, circumstance, situation, event, **Wrongful Act**, or **Related Wrongful Act**, underlying or alleged in a prior or pending civil, criminal, administrative, or regulatory proceeding, including a mediation, arbitration, or other alternative dispute resolution against an **Insured**, as of, or prior to, the applicable Prior or Pending Proceeding Date set forth in ITEM 5 of the Declarations for this **Liability Coverage**.

B. EXCLUSIONS APPLICABLE TO LOSS, OTHER THAN DEFENSE EXPENSES

1. INABILITY TO PAY

The Company will not be liable for **Loss**, other than **Defense Expenses**, on account of a **Claim** for the inability of a bank or banking firm, custodian, or broker or dealer in securities or commodities, to make any payment, or the inability of any such entity or person to settle or effect a transaction of any kind.

IV. CONDITIONS

A. SECURITY HOLDER DERIVATIVE DEMAND INVESTIGATION EXPENSE COVERAGE

The Company's maximum liability under Insuring Agreement B for all **Derivative Investigation Expenses** for all **Security Holder Derivative Demands** first made during the **Policy Period** is the Derivative Investigation Expense Limit of Liability as set forth in ITEM 5 of the Declarations, which is part of, and not in addition to, the Mutual Fund Liability Coverage Limit of Liability.

B. SUPPLEMENTAL INDEPENDENT DIRECTOR PERSONAL INDEMNIFICATION COVERAGE

1. The Company's maximum liability under Insuring Agreement C for all **Loss** for all **Claims** first made during the **Policy Period** is the Supplemental Personal Indemnification Limit of Liability as set forth in ITEM 5 of the Declarations, which is in addition to, and excess of, the Mutual Fund Liability Coverage Limit of Liability.

2. The Mutual Fund Limit of Liability must be completely exhausted by payment of **Loss** before the Company will have an obligation to pay **Loss** under Insuring Agreement C.

3. Coverage under Insuring Agreement C is specifically excess of any other insurance or indemnification available to the **Mutual Fund Independent Director**, including any other insurance that is specifically excess of this **Liability Coverage**. All such other insurance and indemnification must be exhausted by payment of loss, damages, defense expenses, claim expenses, or other amounts covered under such other insurance or indemnification before the Company will have any obligation to pay for **Loss** under Insuring Agreement C.

4. This **Liability Coverage** is not subject to the terms or conditions of any other insurance.

C. ADVISORY BOARD MEMBER COVERAGE

1. Coverage under this **Liability Policy** is afforded to an **Advisory Board Member**, only to the extent that the **Insured Organization** agrees to indemnify such **Advisory Board Member** pursuant to a written indemnification agreement.

2. Any coverage provided to an **Advisory Board Member** is excess of all other valid and collectible indemnity and insurance otherwise available to such **Advisory Board Member**.

D. RETENTION - MUTUAL FUND LIABILITY

The following supplements the General Terms and Conditions, section III. CONDITIONS, D. RETENTION:

No Retention applies to **Loss** solely covered under Insuring Agreements B or C, or to unindemnified **Loss** under Insuring Agreement A, except as otherwise provided in the General Terms and Conditions, section III. CONDITIONS, H. PRESUMPTIVE INDEMNIFICATION; unindemnified **Loss** includes **Loss** that a **Mutual Fund Independent Director** becomes legally obligated to pay on account of a **Claim** that the **Insured Organization** is unable to indemnify due to liquidation, or other **Financial Insolvency**.

NEW YORK CHANGES ENDORSEMENT

This endorsement changes the following:

Hedge Fund Liability

1. The following replaces the first sentence of section II. DEFINITIONS, L.:

   Loss means: (i) **Defense Expenses**; and (ii) damages, judgments, settlements, and prejudgment and postjudgment interest that an **Insured** is legally obligated to pay as a result of a **Claim**; provided with respect to the multiple portion of any multiplied damage award, or punitive or exemplary damages, **Loss** only includes such damages if: (i) New York law does not apply; and (ii) they are insurable under the law of the jurisdiction that does apply.

2. The following replaces part 1. of the second paragraph of section II. DEFINITIONS, L.:

   1. taxes, fines, or penalties, except for civil penalties assessed against an **Insured Person** pursuant to the Foreign Corrupt Practices Act of 1977 §§ 15 U.S.C. 2(g)(2)(B) or the United Kingdom Bribery Act of 2010 (Eng.) § 11(1)(a); provided such civil penalties result from an actual or alleged inadvertent violations of the law;

3. The following is added to section IV. CONDITIONS:

   B. RETENTION AND COINSURANCE – DIRECTORS AND OFFICERS LIABILITY

   1. The following supplements the General Terms and Conditions, section III. CONDITIONS, D. RETENTION, provided that General Terms and Conditions, section III. CONDITIONS, D. RETENTION, 4. will not apply to any **Director or Officer**.

   2. Except as otherwise provided in part 4 of this section, in accordance with the schedule set forth below, the Company will only be liable under Insuring Agreement A to any **Director or Officer** for the amount of **Loss**, including **Defense Expenses**, which is in excess of the lesser of: (i) the sum of the applicable per Individual Director or Officer Retention; or (ii) the applicable Aggregate Retention. Provided, if the sum of the Individual Director or Officer Retention amount for any **Director or Officer** covered under this **Liability Coverage**, who has been found liable, or who have been included in a settlement, exceeds the applicable Aggregate Retention, then the amount chargeable to each **Director or Officer** will be the applicable Aggregate Retention divided by the number of involved **Director or Officers**, which will in no event be reduced below 75% of the Individual Insured Person Retention.

Insured's Assets Size	Individual Director or Officer	Aggregate
Assets greater than $20,000,000	$5,000	$50,000
Assets greater than $10,000,000 up to $20,000,000	$4,000	$40,000
Assets greater than $5,000,000 up to $10,000,000	$3,000	$30,000
Assets of $5,000,000 or less	$2,000	$20,000

   3. With respect to all **Claims** for which this **Liability Coverage** provides coverage to **Director or Officers**, such **Director or Officers** will share the payment of the first $1,000,000 of all **Loss**, in excess of the Retention, in accordance with the schedule set forth below. The Company's obligation to pay its percentage of **Loss** is

subject to General Terms and Conditions section III. CONDITIONS, C. LIMITS OF LIABILITY. The **Director or Officers'** percentage shall be deemed uninsured and at his or her own risk:

Insured's Assets Size	Director or Officers' Co-Insurance Percentage
Assets greater than $20,000,000	0.5%
Assets greater than $10,000,000 up to $20,000,000	0.4%
Assets greater than $5,000,000 up to $10,000,000	0.3%
Assets of $5,000,000 or less	0.2%

4. No Retention shall apply to a **Director or Officer** if indemnification is permitted by law, but the **Insured Organization** is unable to make such indemnification solely by reason of **Financial Insolvency**.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

THIS IS A CLAIMS MADE COVERAGE WITH DEFENSE EXPENSES INCLUDED IN THE LIMIT OF LIABILITY. PLEASE READ THE POLICY CAREFULLY.

I. INSURING AGREEMENTS

A. HEDGE FUND LIABILITY COVERAGE

The Company will pay on behalf of the **Insured**, **Loss** that the **Insured** is legally obligated to pay on account of a **Claim** that is first made against an **Insured** during the **Policy Period**, or any applicable Extended Reporting Period, for a **Wrongful Act** occurring before or during the **Policy Period**.

II. DEFINITIONS

Where appearing in this **Liability Coverage**, in either the singular or plural, words or phrases appearing in bold type have the following meanings:

A. *Claim* means:

1. a written demand against an **Insured** for monetary damages or nonmonetary relief, including injunctive relief, commenced by the **Insured's** receipt of such demand;

2. a civil proceeding, including binding arbitration or other formal alternative dispute resolution, against an **Insured**, commenced by the service of a complaint, arbitration petition, or similar legal document;

3. a criminal proceeding against an **Insured**, commenced by the return of an indictment or similar legal document;

4. an administrative or regulatory proceeding against an **Insured**, commenced by such **Insured's** receipt of a notice of filed charges, complaint, or similar legal document;

5. a formal investigation of an **Insured**, commenced by the receipt of: (i) a notice of filed charges, investigative order, civil investigative demand, or similar legal document; (ii) a written notice identifying such **Insured** as a target of an enforcement unit; or (iii) a Wells Notice from the SEC indicating that it may commence an enforcement action against such **Insured**;

6. a subpoena served on an **Insured Person**, pursuant to a formal investigative order issued by any governmental body, commenced by such service;

7. a request for **Extradition** of an **Insured Person**, including the execution of an arrest warrant where such execution is an element of **Extradition**, commenced by an **Insured's** receipt of such request; or

8. a written request to toll or waive a statute of limitations relating to any of the above, commenced by the **Insured's** receipt of such written request,

for a **Wrongful Act**. A **Claim** will be deemed to have been made when it is commenced as set forth above.

Claim does not include routine examinations, routine inspections, or similar routine reviews or inquiries, industry sweeps, deficiency letters, or general requests for information.

B. *Defense Expenses* also mean **Extradition Expenses** and the necessary costs, charges, expenses, and fees incurred by an **Insured Person** in defending against a demand to repay, return, or refund amounts pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank) § 954 or the Sarbanes Oxley Act of 2002 (SOX) § 304(a).

C. *Director or Officer* means a natural person who is, was, or becomes a duly elected or appointed director, officer, trustee, in-house general counsel, principal, general partner, member of the board of managers, management committee, or the functional or foreign equivalent position of the **Insured Organization**.

D. *Employee* means a natural person who is, was, or becomes an employee of the **Insured Organization**, including a full-time, part-time, or temporary employee.

E. *Executive Officer* means a natural person while serving as the chief executive officer, chief financial officer, chief investment officer, chief compliance officer, or in-house general counsel of the **Insured Organization**, or the functional or foreign equivalent position.

F. *Extradition* means a formal process by which an **Insured Person** located in a country is surrendered to another country to answer any criminal accusation.

G. *Extradition Expenses* mean the reasonable and necessary costs, charges, expenses, and fees, including attorney's and expert's fees, incurred by an **Insured Person** in lawfully opposing, challenging, resisting, or defending against a request for, or an effort to obtain, his or her **Extradition**.

Extradition Expenses do not include regular or overtime wages, salaries, or fees of an **Insured**.

H. *Insured* means **Insured Persons** and **Insured Organizations**.

I. *Insured Organization* means a **Hedge Fund** or **General Partner**.

J. *Insured Person* means an **Advisory Board Member, Director or Officer**, or **Employee**.

K. *Loss* means: (i) **Defense Expenses**; (ii) damages, judgments, settlements, and prejudgment and postjudgment interest, that an **Insured** is legally obligated to pay as a result of a **Claim**; and (iii) the reasonable premium or origination fee incurred to secure a loan or bond to comply with the Dodd-Frank § 954(b)(2) or SOX § 304; provided that with respect to the multiple portion of a multiplied damage award, or punitive or exemplary damages, **Loss** only includes such damages to the extent they are insurable under the law of a jurisdiction that is most favorable to the insurability of such damages and has a substantial relationship to the **Insured**, **Claim**, Company, or this **Liability Coverage**.

Loss, other than **Defense Expenses**, does not include any amount that constitutes:

1. taxes, fines, or penalties, except for civil penalties assessed against an **Insured Person** pursuant to the Foreign Corrupt Practices Act of 1977 § (2)(g)(2)(B) or the United Kingdom Bribery Act of 2010 (Eng.) § 11(1)(a);

2. an increase in the price or consideration paid, or proposed, for: (i) an actual or attempted acquisition of all, or substantially all, of the ownership interests in, or assets of, an entity; or (ii) a merger with an entity;

3. disgorgement or other loss that is uninsurable under the law pursuant to which this **Liability Coverage** is construed; provided, the Company will not assert that any amount of a judgment or settlement in a **Claim** for a violation of the Securities Act of 1933 §§ 11, 12, or 15 constitutes disgorgement, or other uninsurable loss;

4. amounts alleged to be inadequate consideration in connection with the **Insured Organization's** purchase of securities of an entity that is an **Insured Organization**, unless such amount is incurred by an **Insured Person** and is not indemnified by the **Insured Organization**; or

5. fees, expenses, or charges, including management, referral, contingency, or brokerage fees, commissions, and sales loads; or

6. costs and expenses incurred or to be incurred to comply with an order, judgment or award of injunctive or other equitable relief of any kind, or the portion of a settlement encompassing injunctive or other equitable relief.

Loss does not include any amount that an **Insured** is absolved from paying or is allocated to uncovered loss pursuant to the General Terms and Conditions, section III. CONDTIONS, J. ALLOCATION.

L. *Wrongful Act* means:

1. an error, misstatement, misleading statement, act, omission, neglect, or breach of duty, committed or attempted by an **Insured** in their capacity as such; or

2. a matter claimed against an **Insured Person** solely by reason of his or her status as such.

III. EXCLUSIONS

A. EXCLUSIONS APPLICABLE TO ALL LOSS

1. BODILY INJURY, PERSONAL INJURY, AND PROPERTY DAMAGE

a. The Company will not be liable for **Loss**, on account of a **Claim** for: (i) bodily injury, mental anguish, emotional distress, sickness, disease, or death of any person; (ii) false arrest, detention, imprisonment, or malicious prosecution; (iii) wrongful entry, wrongful eviction, invasion of the right of private occupancy; or (iv) discrimination, defamation, libel, slander, disparagement, or a violation of the right to privacy or publicity; provided, this will not apply to **Claims** based upon or arising out of the **Insured's** provision of financial, economic, or investment advice to a customer or client, or management of a **Hedge Fund**.

b. The Company will not be liable for **Loss** on account of a **Claim** for damage to, or destruction of, tangible or intangible property or data, including the loss of the use of such property or data.

2. BROKER/DEALER

The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any activity by an **Insured** as a broker or dealer in securities as defined in the Securities Exchange Act of 1934 §§ 3(a)(4) and 3(a)(5).

3. CONTRACTUAL LIABILITY

a. The Company will not be liable for **Loss** on account of a **Claim** for any liability of an **Insured** under an oral, written, or implied contract or agreement, regardless of whether such liability is direct or assumed.

b. Exclusion A.3 will not apply to:

   i.   the extent that the **Insured Organization** would have been liable in the absence of the contract or agreement; or

   ii.   a **Claim** that is brought or maintained by, or on behalf of, a customer or client of the **Insured Organization** alleging a breach of contract or agreement that governs or specifies the **Insured's** provision of professional services.

4. DISHONEST, CRIMINAL, AND FRAUDULENT ACTS

a. The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any deliberately dishonest, criminal, or fraudulent act or omission, or a willful violation of law, if a final nonappealable adjudication adverse to the **Insured** in any underlying action establishes that such **Insured** committed such act, omission, or willful violation.

b. For purposes of applying Exclusion A.4: (i) no fact pertaining to, or knowledge possessed by, an **Insured Person** will be imputed to another **Insured Person**; and (ii) only facts pertaining to, or knowledge possessed by, an **Executive Officer** will be imputed to the **Insured Organization**.

5. EMPLOYMENT LAWS

The Company will not be liable for **Loss** on account of a **Claim** for a violation of: (i) the responsibilities, duties, or obligations under any law concerning Social Security, unemployment insurance, workers' compensation, disability insurance, or similar law; or (ii) the Worker Adjustment and Retraining Notification Act (WARN), Occupational Safety and Health Act (OSHA), Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA), National Labor Relations Act (NLRA), Fair Labor Standards Act (FLSA), or any similar domestic or foreign law.

6. ERISA

The Company will not be liable for **Loss** on account of a **Claim** for: (i) a violation of the Employee Retirement Income Security Act of 1974 (ERISA), or similar domestic or foreign law, in connection with an employee benefit plan sponsored by the **Insured Organization** for the benefit of **Employees**; or (ii) an **Insured's** failure or refusal to establish, contribute to, pay for, insure, maintain, provide benefits pursuant to, enroll, or maintain the enrollment of **Employees** or their dependents in any employee benefit plan, fund, or program, including contracts or agreements that are not subject to the provisions of ERISA.

7. IMPROPER PROFIT

a. The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of an **Insured's** acquisition of any profit, remuneration, or financial advantage to which such **Insured** was not legally entitled if a final nonappealable adjudication adverse to the **Insured** in any underlying action establishes that such **Insured** was not legally entitled to such profit, remuneration, or financial advantage.

b. For purposes of applying this Exclusion A.7: (i) no fact pertaining to, or knowledge possessed by, an **Insured Person** will be imputed to another **Insured Person**; and (ii) only facts pertaining to, or knowledge possessed by, an **Executive Officer** will be imputed to the **Insured Organization**.

8. **INSURED VERSUS INSURED**

   a. The Company will not be liable for **Loss** on account of a **Claim** against an **Insured** that is brought or maintained by, or on behalf of, an **Insured** under this **Liability Policy**, or a **Subsidiary**, in any capacity; provided this will not apply to a **Claim** brought and maintained:

      i. on behalf of the **Insured Organization** in the form of a security holder derivative action by one or more persons who are not **Director or Officers** and bring or maintain such **Claim** without the active solicitation, assistance, or participation of a natural person who is serving, or in the past two years has served, as a **Director or Officer**;

      ii. by an **Insured Person** for contribution or indemnity, if the **Claim** is part of, or results directly from, a **Claim** that is not otherwise excluded under this **Liability Coverage**;

      iii. by a natural person, who was an **Insured Person** and has not served in such capacity for at least two years preceding the date the **Claim** is made, that brings and maintains the **Claim** without the active solicitation, assistance, or participation of the **Insured Organization**, or a natural person who is serving, or in the past two years has served, as an **Insured Person**;

      iv. by a court appointed examiner, receiver, conservator, liquidator, trustee, or rehabilitator, or member of the creditors' committee of the **Insured Organization**, or similar official serving in the same legal capacity;

      v. outside of the United States, U.S. territories and possessions, Canada, United Kingdom, or Australia; or

      vi. by an **Advisory Board Member**, who brings or maintains such **Claim** without the active solicitation, assistance, or participation of a natural person who is serving, or in the past two years has served, as a **Director or Officer**.

   b. For purposes of Exclusion A.8, an **Insured Person's Whistleblowing Activity** alone will not constitute active solicitation, assistance, or participation.

9. **INVESTMENT BANKING**

   a. The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of an **Insured's**: (i) investment banking activities, including service as an underwriter, consultant, adviser, or specialist; (ii) advice, recommendations, or services regarding merger, tender offer, proxy contest, acquisition, restructuring, reorganization, recapitalization, divestiture, or similar transaction; or (iii) fairness opinion regarding the valuation of assets or business entities not held by an **Insured** as trustee;

   b. Exclusion A.9 will not apply so long as neither the **Insured** nor a customer or client is a party to, or participant in, the activities described in a(i), (ii), or (iii).

10. **POLLUTION**

    a. The Company will not be liable for **Loss** on account of a **Claim**: (i) for the actual, alleged, or threatened discharge, dispersal, seepage, migration, release, or escape of a **Pollutant**; (ii) for any request, demand, order, or statutory or regulatory requirement that any **Insured** or others test for, monitor, clean up, remove, contain, treat, detoxify, neutralize, or in any way respond to or assess the effects of a **Pollutant**; or (iii) brought by or on behalf of any governmental authority because of testing for, monitoring, cleaning up, removing, containing, treating, detoxifying, neutralizing, or in any way responding to or assessing the effects of a **Pollutant**.

    b. Exclusion A.10 will not apply to a **Claim** against an **Insured Person** for **Loss** that is not indemnified by the **Insured Organization**, nor will it apply to a Claim seeking damages for the diminution in value of an interest in a **Hedge Fund**.

11. **PRIOR NOTICE**

    The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any fact, circumstance, situation, event, **Wrongful Act**, or **Related Wrongful Act** that has been the subject of written notice given by, or on behalf of, an **Insured** under any other directors and officers, management, professional, or similar liability insurance.

12. PRIOR OR PENDING PROCEEDING

The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any fact, circumstance, situation, event, **Wrongful Act**, or **Related Wrongful Act**, underlying or alleged in a prior or pending civil, criminal, administrative, or regulatory proceeding, including a mediation, arbitration, or other alternative dispute resolution, against an **Insured**, as of, or prior to, the applicable Prior or Pending Proceeding Date set forth in ITEM 5 of the Declarations for this **Liability Coverage**.

B. EXCLUSIONS APPLICABLE TO LOSS, OTHER THAN DEFENSE EXPENSES

1. INABILITY TO PAY

The Company will not be liable for **Loss**, other than **Defense Expenses**, on account of a **Claim** for the inability of a bank or banking firm, custodian, or broker or dealer in securities or commodities, to make any payment, or the inability of any such entity or person to settle or effect a transaction of any kind.

IV. CONDITIONS

A. ADVISORY BOARD MEMBER COVERAGE

1. Coverage under this **Liability Coverage** is afforded to an **Advisory Board Member**, only to the extent that the **Insured Organization** agrees to indemnify such **Advisory Board Member** pursuant to a written indemnification agreement or similar document.

2. Any coverage provided to an **Advisory Board Member** is excess of all other valid and collectible indemnity and insurance otherwise available to such **Advisory Board Member**.

MENTAL ANGUISH AND DEFAMATION CARVEBACK TO BODILY AND PERSONAL INJURY EXCLUSION ENDORSEMENT

This endorsement changes the following:

Hedge Fund Liability

It is agreed that:

The following is added to III. EXCLUSIONS, A.1. BODILY INJURY, PERSONAL INJURY, AND PROPERTY DAMAGE, a:

Exclusion A.1.a. does not apply to actual or alleged mental anguish or emotional distress, defamation, libel, slander, disparagement, or violations of a person's or organization's right of privacy or publicity committed by an **Insured** to the extent such **Claim** arises from an actual or alleged **Wrongful Act**.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**

Policy Number: **106672464**

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

HEDGE FUND ENHANCEMENT ENDORSEMENT

This endorsement changes the following:

Hedge Fund Liability

It is agreed that:

1. The following replaces II. DEFINITIONS, E. of the General Terms and Conditions:

   Defense Expenses means the reasonable costs, charges, expenses, and fees, including: (i) attorney's, expert's, mediator's, and arbitrator's fees, incurred in defending a **Claim**, and the premium for appeal, attachment, or similar bond; and (ii) attorney's fees incurred in investigating or monitoring a **Claim**.

   Defense Expenses do not include regular or overtime wages, salaries, or fees of an **Insured**.

2. The following is added to II. DEFINITIONS:

   Employee also means **Leased Employees**.

   Leased Employees means a natural person, not otherwise an **Insured**, whose services have been leased by the **Insured Organization** and is indemnified by the **Insured Organization**.

   Wrongful Act also means matters claimed against an **Employee** in his or her capacity as a lawyer for the **Insured Organization**.

3. The following modifies II. DEFINITIONS, B.:

   "necessary" is replaced by "reasonable"

4. The following replaces to II. DEFINITIONS, F.:

   Extradition means a formal process by which an **Insured Person** located in a country is surrendered, or sought to be surrendered, to another country to answer a criminal accusation.

5. The following modifies II. DEFINITIONS, G.:

   "reasonable and necessary" is replaced by "reasonable"

6. The following replaces II. DEFINITIONS, K.(ii):

   damages, judgments, settlements, including plaintiff's fees that are part of a judgment or settlement, and prejudgment and postjudgment interest, that an **Insured** is legally obligated to pay as a result of a **Claim**;

Issuing Company: **Travelers Casualty and Surety Company of America**

7. The following replaces II. DEFINITIONS, K.3.:

    disgorgement that represents amounts received by the **Insured**, or any loss that is uninsurable under the law pursuant to which this **Liability Coverage** is construed; provided, the Company will not assert that any amount of a judgment or settlement in a **Claim** for a violation of the Securities Act of 1933 §§ 11, 12, or 15 constitutes disgorgement, or other uninsurable loss;

8. II. DEFINITIONS, K.4. is deleted.

9. The following replaces III. EXCLUSIONS, A.1. BODILY INJURY, PERSONAL INJURY, AND PROPERTY DAMAGE, b.:

    The Company will not be liable for **Loss** on account of a **Claim** for damage to, or destruction of, tangible property, including the loss of the use of such property.

10. The following is added to III. EXCLUSIONS, A.3. CONTRACTUAL LIABILITY:

    Exclusion A.3 applies only with respect to **Claims** against the **Insured Organization** and will not apply to **Claims** for tortious interference with contract.

11. The following modifies III. EXCLUSIONS, A.4. DISHONEST, CRIMINAL, AND FRAUDULENT ACTS, a.:

    "any underlying action" is replaced by "the underlying action"

12. The following modifies III. EXCLUSIONS, A.7. IMPROPER PROFIT, a.:

    "any underlying action" is replaced by "the underlying action"

13. The following is added to III. EXCLUSIONS, A.7. IMPROPER PROFIT:

    c. Exclusion A.7 will not apply to **Loss** on account of a **Claim** for violations of the Securities Act of 1933 §§ 11,12,15.

14. The following replaces III. EXCLUSIONS, A.11. PRIOR NOTICE:

    The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any fact, circumstance, situation, event, **Wrongful Act**, or **Related Wrongful Act** that is the subject of a written notice accepted under any other directors and officers, management, professional, or similar liability insurance.

15. The following modifies III. CONDITIONS, B. EXTENDED REPORTING PERIOD, 1. of the General Terms and Conditions:

    "60 days" is replaced with "90 days"

16. The following replaces III. CONDITIONS, D. RETENTION, 4. of the General Terms and Conditions:

    No Retention will apply to an **Insured Person** if indemnification by the **Insured Organization** is not permitted under the **Operating Documents** of the respective **Insured Organization** or if the **Insured Organization** is unable to make such indemnification solely by reason of **Financial Insolvency**.

17. The following replaces III. CONDITIONS, E. NOTICE, 1. of the General Terms and Conditions:

As a condition precedent to exercising rights under this **Liability Policy**, the **Insured** must provide the Company written notice of a **Claim** made against an **Insured** as soon as practicable after the Notice Trigger Position of an **Insured Organization** specified below, or an **Insured Person** holding a functionally equivalent position, first became aware of such **Claim**, but in no event later than 90 days from the expiration of the **Policy Period**, or the expiration of the Extended Reporting Period if applicable. However, the failure of the **Insured** to provide timely notice of a **Claim** will not alone result in a denial of coverage under this **Liability Policy** unless, and to the extent that, the Company is materially prejudiced by the delay.

18. The following modifies III. CONDITIONS, G. DEFENSE AND SETTLEMENT, 2. of the General Terms and Conditions:

"50%" is replaced with "100%"

19. The following replaces III. CONDITIONS, H. PRESUMPTIVE INDEMNIFICATION of the General Terms and Conditions:

1. Regardless of whether **Loss** for a **Claim** against an **Insured Person** is actually indemnified, the applicable Retention set forth in ITEM 5 of the Declarations will apply to **Loss** that the **Insured Organization** or **Outside Entity** is permitted to indemnify under the **Operating Documents** of the respective **Insured Organization** or **Outside Entity**, unless such **Insured Organization** or **Outside Entity** fails to provide indemnification solely because of its **Financial Insolvency**.

2. The Company will not use any indemnification provided by a **Portfolio Company** to preclude the payment of **Loss** covered under this **Liability Policy** to an **Insured**.

20. The following replaces III. CONDITIONS, J. ALLOCATION, 2. of the General Terms and Conditions:

a. For that part of **Loss** consisting of **Defense Expenses** incurred by an **Insured Organization**, if the parties agree on an allocation of **Defense Expenses**, then the Company, on a current basis and prior to disposition of the **Claim**, will advance such **Defense Expenses** allocated to **Loss**. If there is no agreement on the allocation of **Defense Expenses** incurred by an **Insured Organization**, the Company, on a current basis and prior to disposition of the **Claim**, will advance **Defense Expenses** that the Company believes are covered under this **Liability Policy** until a different allocation is negotiated, arbitrated, or judicially determined.

b. For that part of **Loss** consisting of **Defense Expenses** incurred by an **Insured Person**, the Company will allocate such **Defense Expenses** as **Loss**, and advance such **Defense Expenses** on a current basis and prior to disposition of the **Claim**; provided this does not limit the Company's rights under III.G.6.

21. The following replaces III. CONDITIONS, L. ORDER OF PAYMENTS, 1. of the General Terms and Conditions:

In the event of an **Insured Organization's** insolvency or bankruptcy, the Company will first pay **Loss** on behalf of the **Insured Persons** of such **Insured Organization**. In the event that **Loss** for a **Claim** exceeds, or may exceed, the remaining applicable Limit(s) of Liability set forth in ITEM 5 of the Declarations, once **Loss** on behalf **Insured Persons** is paid, then with respect to any remaining amount of the applicable Limit(s) of Liability, and at the request of a majority of the members of the board of directors, board of managers, or functional equivalent board of the **Insured Organization**, who are not named defendants in such Claim, the Company will either pay or withhold payment of any other **Loss**.

22. The following modifies III. CONDITIONS, M. SUBROGATION, 2. of the General Terms and Conditions:

"any underlying action" is replaced by "the underlying action"

23. The following modifies III. CONDITIONS, Q. CREATION, SPONSORSHIP, OR ACQUISITION OF FUNDS, 3. and 5. of the General Terms and Conditions:

"60 days" is replaced with "90 days"

24. The following modifies III. CONDITIONS, Q. CREATION, SPONSORSHIP, OR ACQUISITION OF FUNDS, 2. of the General Terms and Conditions:

"25%" is replaced with "35%"

25. The following replaces III. CONDITIONS, S. REPRESENTATIONS, 3. of the General Terms and Conditions:

With respect to all statements and representations contained in the **Application**, knowledge possessed by an **Insured** will not be imputed to another **Insured**, other than as provided in 5.c.

26. The following replaces III. CONDITIONS, S. REPRESENTATIONS, 5.a. of the General Terms and Conditions:

an **Insured Person** who, at the inception of the **Liability Policy**, had knowledge of the information not truthfully or accurately disclosed in the **Application**;

27. The following replaces to III. CONDITIONS, S. REPRESENTATIONS, 5.c. of the General Terms and Conditions:

the **Insured Organization**, if the following had knowledge of the information that was not truthfully or accurately disclosed in the **Application**: CEO, CFO, COO, or Signer of the Application

28. The following is added to IV. CONDITIONS:

LEASED EMPLOYEES

Coverage is afforded to a **Leased Employee** under this **Liability Policy** only to the extent that he or she is indemnified by the **Insured Organization**, and it is specifically excess to all other applicable, valid, and collectible insurance otherwise available to such **Leased Employee**.

29. The following is added to II. DEFINITIONS:

Director or Officer also means:

Notice Trigger Position

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

WESTCHESTER CAPITAL MANAGEMENT - REPLACE INVESTMENT BANKING EXCLUSION ENDORSEMENT

This endorsement changes the following:

Mutual Fund Liability Coverage

It is agreed that:

The following replaces section III. EXCLUSIONS, 10. INVESTMENT BANKING:

10. INVESTMENT BANKING

a. The Company will not be liable for **Loss** on account of a **Claim** based upon, arising out of an **Insured's** investment banking services, including service as an underwriter, consultant, adviser or specialist; providing or failing to provide any financial, economic or investment advice relating to, or in connection with, a fairness opinion regarding the valuation of any assets or business entity; or any services or advice related to mergers, acquisitions, leveraged buyouts, going private transactions, tender offers, proxy contests, securities offerings, market making, restructurings, recapitalizations, divestitures.

b. Exclusion A. 10 will not apply to shares issued by the **Mutual Fund**, restructuring of the **Mutual Fund**, or voting of shares held by the **Mutual Fund**.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**
Policy Number: **106672464**

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NEW YORK AMENDATORY ENDORSEMENT

This endorsement changes the following:

Private Company Directors and Officers Liability

It is agreed that:

1. The following replaces the first sentence of section II. DEFINITIONS, P.:

   Loss means: (i) **Defense Expenses**; (ii) **Derivative Investigation Expenses**; (iii) **Dodd-Frank 954 Costs**; (iv) **Sox 304 Costs**; and (iv) damages, judgments, settlements, and prejudgment and postjudgment interest that an insured is legally obligated to pay as a result of a **Claim**; provided with respect to the multiple portion of any multiplied damage award, or punitive or exemplary damages, **Loss** only includes such damages if: (i) New York law does not apply; and (ii) they are insurable under the law of the jurisdiction that does apply.

2. The following replaces part 1. of the second paragraph of section II. DEFINITIONS, P.:

   1. taxes, fines, or penalties, except for civil penalties assessed against an **Insured Person** pursuant to the Foreign Corrupt Practices Act of 1977 §§ 15 U.S.C. 2(g)(2)(B) or the United Kingdom Bribery Act of 2010 (Eng.) § 11(1)(a); provided such civil penalties result from an actual or alleged inadvertent violations of the law;

3. The following replaces section IV. CONDITIONS, A. RETENTION – DIRECTORS AND OFFICERS LIABILITY

   A. RETENTION AND COINSURANCE – DIRECTORS AND OFFICERS LIABILITY

   1. The following supplements the General Terms and Conditions, section III. CONDITIONS, D. RETENTION, provided that General Terms and Conditions, section III. CONDITIONS, D. RETENTION, 4. will not apply to any **Director or Officer**.
   2. Except as otherwise provided in part 4 of this section, in accordance with the schedule set forth below, the Company will only be liable under Insuring Agreements A and F to any **Director or Officer** for the amount of **Loss**, including **Defense Expenses**, which is in excess of the lesser of: (i) the sum of the applicable per Individual Director or Officer Retention; or (ii) the applicable Aggregate Retention. Provided, if the sum of the Individual Director or Officer Retention amount for any **Director or Officer** covered under this **Liability Coverage**, who has been found liable, or who have been included in a settlement, exceeds the applicable Aggregate Retention, then the amount chargeable to each **Director or Officer** will be the applicable Aggregate Retention divided by the number of involved **Director or Officers**, which will in no event be reduced below 75% of the Individual Insured Person Retention.

Insured's Assets Size	Individual Director or Officer	Aggregate
Assets greater than $20,000,000	$5,000	$50,000
Assets greater than $10,000,000 up to $20,000,000	$4,000	$40,000
Assets greater than $5,000,000 up to $10,000,000	$3,000	$30,000
Assets of $5,000,000 or less	$2,000	$20,000

   3. With respect to all **Claims** for which this **Liability Coverage** provides coverage to **Director or Officers**, such **Director or Officers** will share the payment of the first $1,000,000 of all **Loss**, in excess of the Retention, in accordance with the schedule set forth below. The Company's obligation to pay its percentage of **Loss** is

Issuing Company: **Travelers Casualty and Surety Company of America**

subject to General Terms and Conditions section III. CONDITIONS, C. LIMITS OF LIABILITY. The **Director or Officers'** percentage shall be deemed uninsured and at his or her own risk:

Insured's Assets Size	Director or Officers' Co-Insurance Percentage
Assets greater than $20,000,000	0.5%
Assets greater than $10,000,000 up to $20,000,000	0.4%
Assets greater than $5,000,000 up to $10,000,000	0.3%
Assets of $5,000,000 or less	0.2%

4. No Retention shall apply to a **Director or Officer** if indemnification is permitted by law, but the **Insured Organization** is unable to make such indemnification solely by reason of **Financial Insolvency**.

5. No Retention applies to **Loss** covered under Insuring Agreement E.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.



THIS IS A CLAIMS MADE COVERAGE WITH DEFENSE EXPENSES INCLUDED IN THE LIMIT OF LIABILITY. PLEASE READ THE POLICY CAREFULLY.

I. INSURING AGREEMENTS

A. INSURED PERSONS INDIVIDUAL LIABILITY COVERAGE

The Company will pay on behalf of an **Insured Person**, **Loss** that is not indemnified by the **Insured Organization** and that such **Insured Person** is legally obligated to pay on account of a **Claim** first made against such **Insured Person** during the **Policy Period**, or any applicable Extended Reporting Period, for a **Wrongful Act** occurring before or during the **Policy Period**.

B. INSURED ORGANIZATION INDEMNIFICATION LIABILITY COVERAGE

The Company will pay on behalf of an **Insured Organization**, **Loss** indemnified by such **Insured Organization** that an **Insured Person** is legally obligated to pay on account of a **Claim** first made against such **Insured Person** during the **Policy Period**, or any applicable Extended Reporting Period, for a **Wrongful Act** occurring before or during the **Policy Period**.

C. INSURED ORGANIZATION LIABILITY COVERAGE

The Company will pay on behalf of the **Insured Organization**, **Loss** that such **Insured Organization** is legally obligated to pay on account of a **Claim** first made against such **Insured Organization** during the **Policy Period**, or any applicable Extended Reporting Period, for a **Wrongful Act** occurring before or during the **Policy Period**.

D. OUTSIDE POSITION LIABILITY COVERAGE

The Company will pay on behalf of an **Insured Person** serving in an **Outside Position**, **Loss** that such **Insured Person** is legally obligated to pay on account of a **Claim** first made against such **Insured Person** in such **Outside Position** during the **Policy Period**, or any applicable Extended Reporting Period, for a **Wrongful Act** occurring before or during the **Policy Period**.

E. SECURITY HOLDER DERIVATIVE DEMAND INVESTIGATION EXPENSE COVERAGE

The Company will pay on behalf of the **Insured Organization**, **Derivative Investigation Expenses** on account of a **Security Holder Derivative Demand** first made during the **Policy Period**, or any applicable Extended Reporting Period, for a **Wrongful Act** occurring before or during the **Policy Period**.

F. SUPPLEMENTAL PERSONAL INDEMNIFICATION COVERAGE

If ITEM 5 of the Declarations indicates that Supplemental Personal Indemnification Coverage is applicable, the Company will pay on behalf of an **Insured Person**, **Loss** not indemnified by the **Insured Organization** that such **Insured Person** is legally obligated to pay, and is excess of any other insurance or indemnification available to such **Insured Person**, on account of a **Claim** first made against such **Insured Person** during the **Policy Period**, or any applicable Extended Reporting Period, for a **Wrongful Act** occurring before or during the **Policy Period**.

II. DEFINITIONS

Where appearing in this **Liability Coverage**, in either the singular or plural, words or phrases appearing in bold type have the following meanings:

A. *Claim* means:

1. a written demand, other than a **Security Holder Derivative Demand**, against an **Insured** for monetary damages or nonmonetary relief, including injunctive relief, commenced by the **Insured's** receipt of such demand;

2. a civil proceeding, including binding arbitration or other formal alternative dispute resolution, against an **Insured**, commenced by the service of a complaint, arbitration petition, or similar legal document;

3. a criminal proceeding against an **Insured**, commenced by the return of an indictment or similar legal document;

4. an administrative or regulatory proceeding against an **Insured**, commenced by such **Insured's** receipt of a notice of filed charges, complaint, or similar legal document;

5. a formal investigation of an **Insured**, commenced by the receipt of: (i) a notice of filed charges, investigative order, civil investigative demand, or similar document; (ii) a written notice identifying such **Insured** as a target of a regulatory enforcement unit; or (iii) a Wells Notice from the SEC indicating that it may commence an enforcement action against such **Insured**;

6. a subpoena served on an **Insured Person**, pursuant to a formal investigative order issued by any government enforcement body, commenced by such service;

7. a request for **Extradition** of an **Insured Person**, including the execution of an arrest warrant where such execution is an element of **Extradition**, commenced by an **Insured's** receipt of such request;

8. a **Security Holder Derivative Demand** solely with respect to Insuring Agreement E, commenced by an **Insured's** receipt of such demand; or

9. a written request to toll or waive a statute of limitations relating to any of the above, commenced by the **Insured's** receipt of such written request,

for a **Wrongful Act**. A **Claim** is deemed to be made when it is commenced as set forth above.

Claim does not include routine examinations, routine inspections, or similar routine reviews or inquiries, industry sweeps, deficiency letters, or general requests for information.

B. *Corporate Manslaughter Proceeding* means a formal criminal proceeding for corporate manslaughter or corporate homicide, as defined by the UK Corporate Manslaughter and Corporate Homicide Act of 2007, or similar domestic or foreign law.

C. *Corporate Manslaughter Defense Expenses* mean the reasonable costs, charges, expenses, and fees, including attorney's and expert's fees, incurred by an **Insured Person** in defending against a **Claim** related to, or arising out, of a **Corporate Manslaughter Proceeding**.

D. *Defense Expenses* also mean **Corporate Manslaughter Defense Expenses**, **Dodd-Frank 954 Defense Expenses**, **Extradition Expenses**, and **Sox 304 Defense Expenses**.

Defense Expenses also do not include **Derivative Investigation Expenses**.

E. *Derivative Investigation Expenses* mean the reasonable and necessary costs, charges, expenses, and fees, including attorney's and expert's fees, incurred in connection with the investigation or evaluation of a **Security Holder Derivative Demand** incurred by the **Insured Organization**, its board of directors, board of managers, functional equivalent board, or any committee of such board.

Derivative Investigation Expenses do not include regular or overtime wages, salaries, or fees of a **Director or Officer** or **Employee**.

F. *Director or Officer* means a natural person who is, was, or becomes a duly elected or appointed director, officer, trustee, in-house general counsel, principal, general partner, member of the board of managers or management committee, or functional or foreign equivalent position, of the **Insured Organization**.

G. *Dodd-Frank 954 Costs* mean the reasonable premium or origination fee incurred by an **Insured Person** in order to secure a loan or bond for the sole purpose of complying with the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank) § 954(b)(2).

Dodd-Frank 954 Costs do not include: (i) amounts incurred to comply with § 954(b)(1); (ii) amounts required to be repaid, returned, or refunded pursuant to § 954(b)(2); (iii) the principal of, or interest on, a loan or bond secured to comply with § 954(b)(2); or (iv) expenses incurred to determine what amount, if any, is owed pursuant to § 954(b)(2).

H. *Dodd-Frank 954 Defense Expenses* mean the reasonable and necessary costs, charges, expenses, and fees, including attorney's and expert's fees, incurred by an **Insured Person** to defend against a demand that such **Insured Person** repay, return, or refund amounts pursuant to the Dodd-Frank § 954.

I. *Employee* means a natural person who is, was, or becomes an employee of the **Insured Organization**, including full-time, part-time, or temporary employees.

J. *Executive Officer* means a natural person while serving as the chief executive officer, chief financial officer, chief investment officer, chief compliance officer, in-house general counsel, or a functional or foreign equivalent position of the **Insured Organization**.

K. *Extradition* means a formal process by which an **Insured Person** located in a country is surrendered to another country to answer a criminal accusation.

L. *Extradition Expenses* mean the reasonable and necessary costs, charges, expenses, and fees, including attorney's and expert's fees, incurred by an **Insured Person** in lawfully opposing, challenging, resisting, or defending against a request for or an effort to obtain, his or her **Extradition**.

Extradition Expenses do not include regular or overtime wages, salaries, commissions, or fees of an **Insured Person**.

M. *Insured* means **Insured Persons** and **Insured Organizations**.

N. *Insured Organization* means an **Investment Adviser** or **Subsidiary**, including such entity as a debtor in possession under the United States Bankruptcy Code, Chapter 11, or its foreign equivalent.

Insured Organization does not mean any **Fund**.

O. *Insured Person* means a **Director or Officer** or **Employee**.

P. *Loss* means (i) **Defense Expenses**; (ii) **Derivative Investigation Expenses**; (iii) **Dodd-Frank 954 Costs**; (iv) **Sox 304 Costs**; and (v) damages, judgments, settlements, and prejudgment and postjudgment interest that an **Insured** is legally obligated to pay as a result of a **Claim**; provided that with respect to the multiplied portion of a multiplied damage award, or punitive or exemplary damages, **Loss** only includes such damages to the extent they are insurable under the law of a jurisdiction that is most favorable to the insurability of such damages, and has a substantial relationship to the **Insured**, **Claim**, Company, or this **Liability Policy**.

Loss, other than **Defense Expenses**, does not include any amount that constitutes:

1. taxes, fines, or penalties, except for civil penalties assessed against an **Insured Person** pursuant to the Foreign Corrupt Practices Act of 1977 § (2)(g)(2)(B) or the United Kingdom Bribery Act of 2010 (Eng.) § 11(1)(a);

2. an increase in the price or consideration paid, or proposed, for: (i) an actual or attempted acquisition of all, or substantially all, of the ownership interests in, or assets of, an entity; or (ii) a merger with an entity;

3. disgorgement or other loss that is uninsurable under the law pursuant to which this **Liability Coverage** is construed; provided, the Company will not assert that any amount of a judgment or settlement in a **Claim** for a violation of the Securities Act of 1933 §§ 11, 12, or 15 constitutes disgorgement, or other uninsurable loss;

4. amounts alleged to be inadequate consideration in connection with the **Insured Organization's** purchase of securities of an entity that is an **Insured Organization**, unless such amount is incurred by an **Insured Person** and is not indemnified by the **Insured Organization**; or

5. costs and expenses incurred or to be incurred to comply with an order, judgment or award of injunctive or other equitable relief, or that portion of a settlement encompassing injunctive or other equitable relief.

Loss does not include any amount that an **Insured** is absolved from paying, or is allocated to uncovered loss pursuant to the General Terms and Conditions, section III. CONDITIONS, J. ALLOCATION.

Q. *Outside Entity* means: (i) a non-profit entity, other than a **Subsidiary**, described under the Internal Revenue Code of 1986 §§ 501(c)(3), 501(c)(4), or 501(c)(10); or (ii) an entity designated as such by endorsement to this **Liability Coverage**.

R. *Outside Position* means service by an **Insured Person** as a director, officer, trustee, member of the board of managers, member of the board of regents, member of the board of governors, or the functional or foreign equivalent position, of an **Outside Entity** if such service is with the knowledge and consent, and at the specific request of, the **Insured Organization**.

S. *Securities Claim* means a **Claim**, in whole or in part, that is: (i) brought and maintained by one or more debt or equity security holders of the **Insured Organization**, in their capacity as such; or (ii) based upon or arising out of the purchase or sale of, or offer to purchase or sell, debt or equity securities of, and issued by, the **Insured Organization**; provided that for the purpose of this definition, securities do not include products issued in the course of the **Insured Organization's** business that constitute securities.

Securities Claim does not include a **Claim** brought by or on behalf of an **Insured Person** based upon, or arising out of, any compensation to such **Insured Person** in the form of securities.

T. *Security Holder Derivative Demand* means a written demand brought and maintained by a security holder of the **Insured Organization** on behalf of the **Insured Organization**, made upon the **Insured Organization's** board of directors, board of managers, or functional equivalent board, to bring a civil proceeding against an **Insured Person** for a **Wrongful Act** committed by such **Insured Person**, but only if such demand is brought and maintained without the active solicitation, assistance, or participation of an **Insured**.

U. *Sox 304 Costs* mean the reasonable and necessary amount of a premium or origination fee incurred by an **Insured Person** who is the chief executive officer or chief financial officer of the **Named Insured** in order to secure a loan or bond for the sole purpose of complying with the requirement that such **Insured Person** repay, return, or refund amounts pursuant to the Sarbanes Oxley Act of 2002 (SOX) § 304.

Sox 304 Costs do not include (i) the amount required to be repaid, returned or refunded pursuant to § 304(a), or (ii) the principal of, or interest on, a loan or bond secured to comply with a requirement to repay, return, or refund amounts pursuant to § 304(a).

V. *Sox 304 Defense Expenses* mean the reasonable and necessary costs, charges, fees and expenses incurred by an **Insured Person** who is the chief executive officer or chief financial officer of the **Named Insured** in defending against a demand that such **Insured Person** repay, return or refund amounts pursuant to SOX § 304(a).

W. *Wrongful Act* means:

1. an error, misstatement, misleading statement, act, omission, neglect, or breach of duty, committed or attempted by: (i) an **Insured Person** in his or her capacity as such; (ii) an **Insured Person** in an **Outside Position**; or (iii) an **Insured Organization**, solely with respect to Insuring Agreement C; or

2. a matter claimed against an **Insured Person** solely by reason of his or her status as such.

III. EXCLUSIONS

A. EXCLUSIONS APPLICABLE TO ALL INSURING AGREEMENTS

1. BODILY INJURY, PERSONAL INJURY, AND PROPERTY DAMAGE

a. The Company will not be liable for **Loss**, other than **Corporate Manslaughter Defense Expenses**, on account of a **Claim** for: (i) bodily injury, mental anguish, emotional distress, sickness, disease, loss of consortium, or death; (ii) false arrest, detention, imprisonment, or malicious prosecution; (iii) wrongful entry, wrongful eviction, invasion of the right of private occupancy; or (iv) discrimination, defamation, libel, slander, disparagement, or a violation of the right to privacy or publicity.

b. The Company will not be liable for **Loss** on account of a **Claim** for damage to, or destruction of, tangible or intangible property or data, including the loss of the use of such property or data.

c. Exclusion A.1 will not apply to a **Securities Claim**.

2. DISHONEST, CRIMINAL, AND FRAUDULENT ACTS

a. The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any deliberately dishonest, criminal, or fraudulent act or omission, or a willful violation of law, if a final nonappealable adjudication adverse to the **Insured** in any underlying action establishes that such **Insured** committed such act, omission, or willful violation.

b. For purposes of applying Exclusion A.2: (i) no fact pertaining to, or knowledge possessed by, an **Insured Person** will be imputed to another **Insured Person**; and (ii) only facts pertaining to, or knowledge possessed by, an **Executive Officer** will be imputed to the **Insured Organization**.

3. EMPLOYMENT-PRACTICES-RELATED WRONGFUL ACTS

The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of employment-based discrimination, harassment, wrongful termination, or other employment-practices-related **Wrongful Acts**, including a **Claim** alleging retaliation against an **Employee** concerning an employment-practices-related **Wrongful Act**.

4. ERISA

The Company will not be liable for **Loss** on account of a **Claim** for: (i) a violation of the Employee Retirement Income Security Act of 1974 (ERISA), or similar domestic or foreign law, in connection with an employee benefit plan sponsored by the **Insured Organization** for the benefit of **Employees**; or (ii) an **Insured's** failure or refusal to establish, contribute to, pay for, insure, maintain, provide benefits pursuant to, enroll, or maintain the enrollment of **Employees** or their dependents in any employee benefit plan, fund, or program, including contracts or agreements that are not subject to the provisions of ERISA.

5. IMPROPER PROFIT

    a. The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of an **Insured's** acquisition of any profit, remuneration, or financial advantage to which such **Insured** was not legally entitled if a final nonappealable adjudication adverse to the **Insured** in any underlying action establishes that such **Insured** was not legally entitled to such profit, remuneration, or financial advantage.

    b. For purposes of applying Exclusion A.5: (i) no fact pertaining to, or knowledge possessed by, an **Insured Person** will be imputed to another **Insured Person**; and (ii) only facts pertaining to, or knowledge possessed by, an **Executive Officer** will be imputed to the **Insured Organization**.

6. INSURED VERSUS INSURED

    a. The Company will not be liable for **Loss** on account of a **Claim** against an **Insured** that is brought or maintained by, or on behalf of, an **Insured** or **Subsidiary** under this **Liability Policy** in any capacity; provided this exclusion will not apply to a **Claim** brought and maintained:

        i. on behalf of the **Insured Organization** in the form of a security holder derivative action or **Security Holder Derivative Demand** by one or more security holders who are not **Director or Officers** and bring or maintain such **Claim** without the active solicitation, assistance, or participation of a natural person who is serving, or in the past two years has served, as a **Director or Officer**;

        ii. by an **Insured Person** for contribution or indemnity, if such **Claim** is part of, or results directly from, a **Claim** that is not otherwise excluded under this **Liability Coverage**;

        iii. by a natural person, who was an **Insured Person**, who has not served in such capacity for at least two years preceding the date the **Claim** is made, and brings and maintains the **Claim** without the active solicitation, assistance, or participation of the **Insured Organization** or a natural person who is serving, or in the past two years has served, as an **Insured Person**;

        iv. by a court appointed examiner, receiver, conservator, liquidator, trustee, rehabilitator, member of the creditors' committee of the **Insured Organization**, or similar official serving in the same legal capacity;

        v. outside of the United States, U.S. territories and possessions, Canada, United Kingdom, or Australia; or

        vi. as a **Securities Claim** by an **Employee** without the active solicitation, assistance, or participation of a natural person who is serving, or in the past two years has served, as a **Director or Officer**.

    b. For purposes of applying Exclusion A.6, an **Insured Person's Whistleblowing Activity** alone will not constitute active solicitation, assistance, or participation for purposes of this exclusion.

7. OTHER OUTSIDE SERVICE

The Company will not be liable for **Loss** on account of a **Claim** against an **Insured Person** serving as a director, officer, manager, trustee, or employee of an entity other than an **Insured Organization** or **Outside Entity**, even if such service is at the direction or request of the **Insured Organization** or is part of such **Insured Person's** regularly assigned duties.

8. OUTSIDE ENTITY VERSUS INSURED PERSON

    a. The Company will not be liable for **Loss** on account of a **Claim** brought or maintained by, or on behalf of, an **Outside Entity**, or a director, officer, trustee, member of the board of managers, or equivalent position of an **Outside Entity**, against an **Insured Person** serving in an **Outside Position** of such **Outside Entity**; provided this exclusion will not apply to a **Claim** brought and maintained:

        i. on behalf of the **Outside Entity** in the form of a security holder derivative action by one or more natural persons, who are not directors, officers, trustees, members of the board of managers, or equivalent positions of the **Outside Entity**, and bring or maintain such **Claim** without the active solicitation, assistance, or participation of a director, officer, trustee, member of the board of managers, or equivalent position of the **Outside Entity**;

        ii. by a court appointed examiner, receiver, conservator, liquidator, trustee, rehabilitator, member of the creditors' committee of the **Outside Entity**, or similar official serving in the same legal capacity; or

      iii.   outside of the United States, U.S. Territories, U.S. Possessions, Canada, United Kingdom, or Australia.

    b.   For the purposes of applying Exclusion A.8, **Whistleblowing Activity** alone will not constitute active solicitation, assistance, or participation.

9. POLLUTION

    a.   The Company will not be liable for **Loss** on account of a **Claim**: (i) for the actual, alleged, or threatened discharge, dispersal, seepage, migration, release, or escape of a **Pollutant**; (ii) for any request, demand, order, or statutory or regulatory requirement that any **Insured** or others test for, monitor, clean up, remove, contain, treat, detoxify, neutralize, or in any way respond to or assess the effects of a **Pollutant**; or (iii) brought by or on behalf of any governmental authority because of testing for, monitoring, cleaning up, removing, containing, treating, detoxifying, neutralizing, or in any way responding to or assessing the effects of a **Pollutant**.

    b.   Exclusion A.9 will not apply to: (i) a **Claim** covered under Insuring Agreement A or Insuring Agreement F; or (ii) a **Securities Claim**.

10. PRIOR NOTICE

The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any fact, circumstance, situation, event, **Wrongful Act**, or **Related Wrongful Act** that has been the subject of any written notice given by, or on behalf of, an **Insured** under any other director and officers, management, or similar liability insurance.

11. PRIOR OR PENDING PROCEEDING

The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any fact, circumstance, situation, event, **Wrongful Act,** or **Related Wrongful Act**, underlying or alleged in a prior or pending civil, criminal, administrative, or regulatory proceeding, including a mediation, arbitration, or other alternative dispute resolution against an **Insured** or **Outside Entity**, as of, or prior to, the applicable Prior or Pending Proceeding Date set forth in ITEM 5 of the Declarations for this **Liability Coverage**.

12. PUBLICLY TRADED SECURITIES

    a.   The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any public offering of securities issued by any **Insured Organization**, or the purchase or sale of any such securities in or subsequent to any such public offering.

    b.   If, at least thirty days prior to a public offering of securities of the **Insured Organization**, the **Insured Organization** provides notice to the Company of the proposed transaction, and provides any additional information requested by the Company, the **Insured Organization** may request a proposal for coverage subject to any additional terms and conditions, and payment of any additional premium, described in such proposal.

13. SERVICES TO CUSTOMERS OR CLIENTS

    a.   The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of services that an **Insured** performs, or fails to perform, for, or on behalf of, a customer or client, including investment management services, or financial, economic, or investment advice.

    b.   Exclusion A.13 will not apply to a **Securities Claim**.

B. EXCLUSIONS APPLICABLE TO INSURING AGREEMENT C ONLY

1. ANTITRUST

The Company will not be liable for **Loss** on account of a **Claim**, with respect to Insuring Agreement C only, based on or arising out of any actual or alleged violation of the Interstate Commerce Act of 1867, the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the Robinson-Patman Act of 1938, the Cellar-Kefauver Act of 1950, the Competition Act, the Federal Trade Commission Act of 1914, or other domestic or foreign law designed to prevent monopolies, preclude price discrimination, price fixing, unfair trade practices, or to otherwise protect competition.

2. CONTRACTUAL LIABILITY

    a.   The Company will not be liable for **Loss** on account of a **Claim**, with respect to Insuring Agreement C only, for any liability of an **Insured** under an oral or written contract or agreement, regardless of whether such liability is direct or assumed.

b. Exclusion B.2 will not apply to the extent that the **Insured Organization** would have been liable in the absence of the contract or agreement.

3. EMPLOYMENT LAWS

The Company will not be liable for **Loss** on account of a **Claim**, with respect to Insuring Agreement C only, for a violation of: (i) the responsibilities, duties, or obligations under any law concerning Social Security, unemployment insurance, workers' compensation, disability insurance, or similar law; or (ii) Worker Adjustment and Retraining Notification Act (WARN), the Occupational Safety and Health Act (OSHA), Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA), the National Labor Relations Act (NLRA), Fair Labor Standards Act (FLSA), or similar law.

4. INTELLECTUAL PROPERTY

a. The **Company** will not be liable for **Loss** on account of a **Claim**, with respect to Insuring Agreement C only, for a **Wrongful Act** that is based upon or arising out of an infringement, misappropriation, or violation of an intellectual property right or law, including copyright, patent, service mark, service name, trade dress, trade name, trade secret, or trademark.

b. Exclusion B.4 will not apply to a **Securities Claim**.

IV. CONDITIONS

A. RETENTION – DIRECTORS AND OFFICERS LIABILITY

The following supplements the General Terms and Conditions, section III. CONDITIONS, D. RETENTION:

No Retention applies to **Loss** covered under Insuring Agreements A, E or F, except as otherwise provided in the General Terms and Conditions, section III. CONDITIONS, H. PRESUMPTIVE INDEMNIFICATION.

B. SECURITY HOLDER DERIVATIVE DEMAND COVERAGE

The Company's maximum liability under Insuring Agreement E for **Derivative Investigation Expenses** for **Security Holder Derivative Demands** first made during the **Policy Period** is the Derivative Investigation Expense Limit of Liability as set forth in ITEM 5 of the Declarations, which is part of, and not in addition to, the Private Company Directors and Officers Limit of Liability.

C. SUPPLEMENTAL PERSONAL INDEMNIFICATION COVERAGE

1. The Company's maximum liability under Insuring Agreement F for **Loss** on account of **Claims** first made during the **Policy Period** is the Supplemental Personal Indemnification Limit of Liability as set forth in ITEM 5 of the Declarations, which is in addition to, and excess of, the Private Company Directors and Officers Limit of Liability.

2. The Private Company Directors and Officers Limit of Liability must be completely exhausted by payment of **Loss** before the Company has an obligation to pay **Loss** under Insuring Agreement F.

3. Coverage under Insuring Agreement F is specifically excess of all other insurance or indemnification available to an **Insured Person**, including any other insurance that is specifically excess of this **Liability Coverage**. All such other insurance and indemnification must be exhausted by payment of loss, damages, defense expenses, claim expenses, or other amounts covered under such other insurance or indemnification before the Company will have any obligation to pay for **Loss** under Insuring Agreement F.

4. This **Liability Coverage** is not subject to the terms or conditions of any other insurance.

DELETE ANTITRUST EXCLUSION ENDORSEMENT

This endorsement changes the following:

Private Company Directors and Officers Liability

It is agreed that:

Section III. EXCLUSIONS, B. EXCLUSIONS APPLICABLE TO INSURING AGREEMENT C ONLY, 1. ANTITRUST is deleted.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**
Policy Number: **106672464**

NEW YORK CHANGES ENDORSEMENT

This endorsement changes the following:

Employment Practices Liability

It is agreed that:

1. Paragraph 3 of section II. DEFINITIONS, F. is deleted.

2. The following replaces the first sentence of section II. DEFINITIONS, L.:

   Loss means: (i) **Defense Expenses**; and (ii) damages, judgments, settlements, and prejudgment and postjudgment interest, back pay and front pay, or legal fees and expenses of a Claimant or Outside Claimant that an Insured is legally obligated to pay as a result of a **Claim**; provided that with respect to the multiple portion of any multiplied damage award, or punitive or exemplary damages, **Loss** only includes such damages if: (i) New York law does not apply; and (ii) they are insurable under the law of the jurisdiction that does apply.

3. The following is added to section IV. CONDITIONS:

   This Condition applies when this **Liability Coverage** is construed or adjudicated under the laws of New York:

   The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of an **Insured's** willful violation of law, if a final nonappealable adjudication adverse to the **Insured** in the underlying proceeding establishes the **Insured's** willful violation.

Issuing Company: **Travelers Casualty and Surety Company of America**
Policy Number: **106672464**

THIS IS A CLAIMS MADE COVERAGE WITH DEFENSE EXPENSES INCLUDED IN THE LIMIT OF LIABILITY. PLEASE READ ALL TERMS CAREFULLY.

I.   INSURING AGREEMENTS

A.   EMPLOYMENT PRACTICES LIABILITY COVERAGE

The Company will pay on behalf of the **Insured**, **Loss** that the **Insured** is legally obligated to pay on account of an **Employment Claim** first made against the **Insured** during the **Policy Period**, or applicable Extended Reporting Period, for a **Wrongful Employment Practice** occurring before or during the **Policy Period**.

B.   THIRD PARTY CLAIM COVERAGE

If ITEM 5 of the Declarations indicates that Third Party Claim Coverage is applicable, the Company will pay on behalf of the **Insured**, **Loss** that the **Insured** is legally obligated to pay on account of a **Third Party Claim** first made against the **Insured** during the **Policy Period**, or applicable Extended Reporting Period, for a **Third Party Wrongful Act** occurring before or during the **Policy Period**.

C.   OUTSIDE POSITION LIABILITY COVERAGE

The Company will pay on behalf of an **Insured Person** serving in an **Outside Position**, **Loss** that such **Insured Person** is legally obligated to pay on account of an **Employment Claim** first made against such **Insured Person** during the **Policy Period**, or applicable Extended Reporting Period, for a **Wrongful Employment Practice** occurring before or during the **Policy Period**.

II.   DEFINITIONS

Where appearing in this **Liability Coverage**, in either the singular or plural, words or phrases appearing in bold type have the following meanings:

A.   *Claim* means an **Employment Claim**, or solely with respect to Insuring Agreement B, a **Third Party Claim**.

B.   *Claimant* means: (i) a past, present, or future **Employee**, or an applicant for employment with the **Insured Organization**; (ii) a governmental entity or agency, including the Equal Employment Opportunity Commission (EEOC), or similar domestic or foreign agency, when acting on behalf of, or for the benefit of, a past, present, or future **Employee** or applicant for employment with the **Insured Organization**; or (iii) an **Independent Contractor**.

C.   *Discrimination* means: (i) a violation of an employment discrimination law; or (ii) the disparate treatment of, or the failure or refusal to hire, a **Claimant** or **Outside Claimant** because he or she is, or alleges to be, a member of a class that is legally protected.

D.   *Employee* means a natural person whose labor or service is engaged and directed by the **Insured Organization**, and: (i) is on the payroll of the **Insured Organization**, including in-house general counsel, or any other full-time, part-time, or seasonal worker; (ii) is a volunteer or temporary worker; or (iii) whose services have been leased by the **Insured Organization**.

Independent Contractors are not **Employees**. The status of an individual as an **Employee** is determined as of the date of the alleged **Wrongful Act**.

E.   *Employment Agreement* means an express or implied employment agreement, other than a collective bargaining agreement or partnership agreement, regardless of the basis in which the agreement is alleged to exist.

F.   *Employment Claim* means:

1.   a written demand for monetary damages or nonmonetary relief, including injunctive relief, commenced by the **Insured's** receipt of such demand;

2.   a civil proceeding, commenced by the service of a complaint or similar legal document;

3. a criminal proceeding, commenced by the return of an indictment or similar legal document;

4. a formal administrative or formal regulatory proceeding, commenced by the **Insured's** receipt of a written notice of filed charges or formal investigative order, or the service of a summons or similar document, including a proceeding before the EEOC, or similar government agency; provided that in the context of an audit conducted by the Office of Federal Contract Compliance Programs, **Employment Claim** will be limited to a Notice of Violation, Order to Show Cause, or a written demand for monetary damages or nonmonetary relief;

5. an arbitration, mediation, or similar alternative dispute resolution proceeding, commenced by the receipt of a complaint, arbitration demand, or similar legal document, if the **Insured** is obligated to participate in such proceeding, or the **Insured** agrees to participate in such proceeding with the Company's written consent, which will not unreasonably be withheld; or

6. a written request to toll or waive a statute of limitations relating to any of the above, commenced by the **Insured's** receipt of such written request,

for a **Wrongful Employment Practice** against: (i) an **Insured** by, on behalf of, or for the benefit of a **Claimant**; or (ii) an **Insured Person** serving in an **Outside Position** by, on behalf of, or for the benefit of an **Outside Claimant**. An **Employment Claim** is deemed to be made when it is first set forth above.

Employment Claim does not include any labor or grievance arbitration, or other proceeding, pursuant to a collective bargaining agreement.

G. *Executive Officer* means a natural person while serving as the chief executive officer, managing partner, chief financial officer, chief investment officer, chief compliance officer, in-house general counsel, risk manager, member of the staff of the human resources department, or the functional or foreign equivalent of the **Insured Organization**.

H. *Independent Contractor* means a natural person, who is not an **Employee** and performs labor or services for the **Insured Organization** pursuant to a written contract. The status of a natural person as an **Independent Contractor** is determined as of the date of the alleged **Wrongful Act**.

I. *Insured* means **Insured Persons** and **Insured Organizations**.

J. *Insured Organization* means the **Named Insured** and **Subsidiaries**, including any such entity as a debtor in possession under the U.S. Bankruptcy Code, Chapter 11, or its foreign equivalent.

K. *Insured Person* means a natural person who was, is, or becomes an **Employee**, or a duly elected or appointed director, officer, trustee, principal, managing or general partner, board of managers member, management committee member, or the functional or foreign equivalent position of the **Insured Organization**.

L. *Loss* means: (i) **Defense Expenses**; and (ii) damages, judgments, settlements, prejudgment and postjudgment interest, back and front pay, or legal fees and expenses of a **Claimant** or **Outside Claimant** that an **Insured** is legally obligated to pay as a result of a **Claim**; provided that with respect to the multiple portion of a multiplied damage award, or punitive or exemplary damages, **Loss** only includes such damages to the extent they are insurable under the law of a jurisdiction that is most favorable to the insurability of such damages and has a substantial relationship to the **Insured**, **Claim**, Company, or this **Liability Policy**.

Loss, other than **Defense Expenses**, does not include any amount that constitutes:

1. civil or criminal fines; sanctions; liquidated damages, other than liquidated damages awarded under the Age Discrimination in Employment Act or the Equal Pay Act; payroll or other taxes; or damages, penalties or types of relief deemed uninsurable under applicable law;

2. future compensation, including salary or benefits, for a **Claimant** or **Outside Claimant** who has been, or will be hired, promoted, or reinstated to employment pursuant to a settlement, court order, judgment, award, or other resolution of a **Claim**; or if the **Insured** has been ordered, or has the option pursuant to a judgment, order, or other award or disposition of a **Claim**, to promote, accommodate, reinstate, or hire the **Claimant** or **Outside Claimant** to whom such sums are to be paid, but fails to do so, then that part of any judgment or settlement that constitutes front pay, future monetary losses, including pension and other benefits, or other future economic relief or the value or equivalent thereof;

3. **Stock Benefits**, or the value thereof; or

4. medical, pension, disability, life insurance, or other similar employee benefits, except and to the extent that a judgment or settlement of a **Claim** includes a monetary component measured by the value of medical, pension, disability, life insurance, or other similar employee benefits as consequential damages for a **Wrongful Act**.

Loss does not include any amount that an **Insured** is absolved from paying, or is allocated to uncovered loss pursuant to the General Terms and Conditions, section III. CONDITIONS, J. ALLOCATION.

M. *Outside Claimant* means:

1. a past, present, or future **Outside Employee**, or an applicant for employment with an **Outside Entity**;

2. a governmental entity or agency, including the Equal Employment Opportunity Commission or similar federal, state, or local agency, when acting on behalf of, or for the benefit of, present or former **Outside Employees** or applicants for employment; or

3. a natural person independent contractor who performs labor or service for the **Outside Entity** pursuant to a written contract or agreement, where such labor or service is under the exclusive direction of the **Outside Entity**.

N. *Outside Employee* means a natural person whose labor or service is engaged by and directed by an **Outside Entity** and:

1. is on the payroll of an **Outside Entity**, including in-house general counsel, or any other full-time, part-time, or seasonal worker;

2. is a volunteer or temporary worker; or

3. whose services have been leased by the **Outside Entity**.

The status of an individual as an **Outside Employee** is determined as of the date of the alleged **Wrongful Employment Practice**.

O. *Outside Entity* means: (i) a non-profit entity, other than a **Subsidiary**, as described under the Internal Revenue Code of 1986 §§ 501(c)(3), 501(c)(4), or 501(c)(10); or (ii) an entity designated as such by endorsement to this **Liability Coverage**.

P. *Outside Position* means service by an **Insured Person** as a director, officer, trustee, member of the board of managers, member of the board of regents, member of the board of governors, or the functional or foreign equivalent position of an **Outside Entity**, but only while such service is with the knowledge, consent, and at the specific request of the **Insured Organization**.

Q. *Retaliation* means an actual or alleged **Wrongful Termination** of, or other adverse employment action against, a **Claimant** or **Outside Claimant** on account of his or her: (i) exercise, or attempted exercise, of rights protected by law; (ii) refusal to violate any law; (iii) disclosure, or threatened disclosure, of violations of the law to a superior or governmental agency; or (iv) testimony in, or assistance or cooperation with, a proceeding or investigation regarding alleged violations of law.

R. *Sexual Harassment* means actual or alleged unwelcome sexual advances, requests for sexual favors, or other conduct of a sexual nature that: (i) is made a term or condition of a **Claimant's** or **Outside Claimant's** employment or advancement; (ii) the submission to, or rejection of, is used as a basis for decisions affecting the **Claimant** or **Outside Claimant**; or (iii) has the purpose or effect of creating an intimidating, hostile, or offensive work environment.

S. *Stock Benefit* means compensation provided to **Employees** in the form of equity or debt securities, or the right to purchase such securities, including any grant of stock, restricted stock, stock options, warrants, phantom stock, stock appreciation rights, or performance shares.

T. *Third Party Claim* means:

1. a written demand for monetary damages or nonmonetary relief, including injunctive relief, commenced by the **Insured's** receipt of such demand;

2. a civil proceeding commenced by the service of a complaint or similar pleading;

3. a formal administrative or formal regulatory proceeding, commenced by the filing of a notice of charges, a formal investigative order, service of a summons, or similar document;

4. an arbitration, mediation, or similar alternative dispute resolution proceeding commenced by the receipt of a complaint, arbitration demand, or similar document, if the **Insured** is obligated to participate in such proceeding or the **Insured** agrees to participate in such proceeding, with the Company's written consent, which will not unreasonably be withheld; or

5. a written request to toll or waive a statute of limitations relating to any of the above, commenced by the **Insured's** receipt of such written request,

for a **Third Party Wrongful Act** against an **Insured** by or on behalf of, or for the benefit of, any natural person other than a **Claimant**. A **Third Party Claim** is deemed to be made when it is commenced as set forth above.

Third Party Claim does not include a labor or grievance arbitration or other proceeding pursuant to a collective bargaining agreement, or any type of criminal proceeding.

U. *Third Party Wrongful Act* means, with respect to a natural person other than a **Claimant**, actual or alleged unwelcome sexual advances, requests for sexual favors, or other conduct of a sexual nature that violates the civil rights of such person.

V. *Wage and Hour Law* means the Fair Labor Standards Act of 1938, or any domestic or foreign law or regulation governing, or related to: (i) the payment of wages, including the payment of overtime, on-call time, or minimum wages; (ii) meal periods or rest breaks; (iii) the reimbursement of employment-related expenses; or (iv) the classification of employees for the purpose of determining employees' eligibility for compensation under such laws.

W. *Workplace Harassment* means any actual or alleged harassment, other than **Sexual Harassment**, that creates a work environment that interferes with job performance, or creates an intimidating, hostile, or offensive work environment.

X. *Wrongful Act* means:

1. a **Wrongful Employment Practice** occurring in the course of, or arising out of, a **Claimant's** employment, application for employment, or performance of services with the **Insured Organization**;

2. a **Wrongful Employment Practice** by an **Insured Person** in his or her **Outside Position** occurring in the course of, or arising out of, an **Outside Claimant's** employment, application for employment, or performance of services with an **Outside Entity**; or

3. solely with respect to Insuring Agreement B, a **Third Party Wrongful Act**.

Y. *Wrongful Employment Practice* means any actual or alleged:

1. **Discrimination**;

2. **Retaliation**;

3. **Sexual Harassment**;

4. **Workplace Harassment**;

5. **Wrongful Termination**;

6. breach of an **Employment Agreement**;

7. violation of the Family Medical Leave Act;

8. employment-related misrepresentation;

9. employment-related defamation, including libel or slander, or invasion of privacy;

10. failure or refusal to employ or promote, including the wrongful failure to grant bonuses or perquisites;

11. wrongful discipline, wrongful demotion, denial of training, deprivation of career opportunity, denial or deprivation of seniority, or wrongful evaluation;

12. employment-related wrongful infliction of emotional distress; or

13. in connection with 1-12 above: (i) negligent hiring, training, retention, or supervision of others, actually or allegedly committed by an **Insured**; or (ii) failing or refusing to create or enforce adequate workplace or employment policies and procedures; provided that the **Claim** alleging such acts is brought by, on behalf of, or for the benefit of, a **Claimant** or **Outside Claimant**.

Z. *Wrongful Termination* means the actual, alleged, or constructive termination of an employment relationship between a **Claimant** and an **Insured Organization**, or between an **Outside Claimant** and an **Outside Entity**: (i) in a manner, or for a reason, that is contrary to applicable law or public policy; or (ii) in violation of an **Employment Agreement**.

III. EXCLUSIONS

A. EXCLUSIONS APPLICABLE TO ALL LOSS

1. BODILY INJURY, PERSONAL INJURY, AND PROPERTY DAMAGE

a. The Company will not be liable for **Loss** on account of a **Claim** for bodily injury, sickness, disease, death, or loss of consortium; provided that this will not apply to that portion of a **Claim** seeking **Loss** for emotional distress, mental anguish, humiliation, or loss of reputation.

b. The Company will not be liable for **Loss** on account of a **Claim** for damage to, or destruction of, tangible or intangible property or data, including the loss of the use of such property or data.

2. ERISA

a. The Company will not be liable for **Loss** on account of a **Claim** for: (i) a violation of the Employee Retirement Income Security Act of 1974 (ERISA), or similar domestic or foreign law, in connection with an employee benefit plan sponsored by the **Insured Organization** for the benefit of **Employees** or **Outside Employees**; or (ii) an **Insured's** failure or refusal to establish, contribute to, pay for, insure, maintain, provide benefits pursuant to, enroll, or maintain the enrollment of, **Employees**, **Outside Employees**, or their dependents in any employee benefit plan, fund, or program, including contracts or agreements not subject to the provisions of ERISA.

Exclusion A.2 will not apply to **Claims** for **Retaliation**.

3. INDEPENDENT CONTRACTOR AGREEMENTS

The Company will not be liable for **Loss** on account of a **Claim** for liability under an agreement governing the terms of the labor or service of: (i) an **Independent Contractor**, temporary worker of the **Insured Organization**, or employee whose services are leased by the **Insured Organization**; or (ii) a natural person independent contractor who performs labor or service solely for an **Outside Entity** on a full-time basis pursuant to a written contract or agreement.

4. LIABILITY ASSUMED UNDER CONTRACT OR AGREEMENT

The Company will not be liable for **Loss** on account of a **Claim** for liability of others assumed by an **Insured** under an oral or written contract or agreement, except to the extent that the **Insured** would have been liable in the absence of such contract or agreement.

5. OTHER EMPLOYMENT LAWS

a. The Company will not be liable for **Loss** on account of a **Claim** for the violation of: (i) the responsibilities, duties, or obligations under any law concerning Social Security, unemployment insurance, workers' compensation, disability insurance, or any similar domestic or foreign law; or (ii) the Worker Adjustment and Retraining Notification Act (WARN), Occupational Safety and Health Act (OSHA), Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA), National Labor Relations Act (NLRA), or similar foreign or domestic law.

b. Exclusion A.5 will not apply to **Claims** for **Retaliation**.

6. PARTNERSHIP AGREEMENT

The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of an express or implied agreement of partnership, including, an agreement regarding allocation of shares, ownership rights or interests, distribution of profits or losses, contributions of capital, or any other financial relationship between or among individuals who are parties to such agreement.

7. POLLUTION

a. The Company will not be liable for **Loss** based upon or arising out of a **Claim**: (i) for the actual, alleged, or threatened discharge, dispersal, seepage, migration, release, or escape of a **Pollutant**; (ii) for any request, demand, order, or statutory or regulatory requirement that any **Insured** or others test for, monitor, clean up, remove, contain, treat, detoxify, neutralize, or in any way respond to or assess the effects of a **Pollutant**; or (iii) brought by or on behalf of any governmental authority because of testing for, monitoring, cleaning up, removing, containing, treating, detoxifying, neutralizing, or in any way responding to or assessing the effects of a **Pollutant**.

b. Exclusion A.7 will not apply to a **Claim** for **Retaliation**.

8. PRIOR NOTICE

The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any fact, circumstances, situation, event, **Wrongful Act**, or **Related Wrongful Act** that has been the subject of any written notice given by, or on behalf of, any **Insured** under any employment practices liability, or other similar insurance.

9. PRIOR OR PENDING PROCEEDING

The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any fact, circumstance, situation, event, **Wrongful Act**, or **Related Wrongful Act**, underlying or alleged in a prior or pending civil, criminal, administrative, or regulatory proceeding, including a mediation, arbitration, or other alternative dispute resolution against an **Insured**, as of, or prior to, the applicable Prior or Pending Proceeding Date set forth in ITEM 5 of the Declarations for this **Liability Coverage**.

10. WAGE AND HOUR

a. The Company will not be liable for **Loss** on account of a **Claim** for the violation of responsibilities, duties, or obligations imposed on an **Insured** under any **Wage and Hour Law**.

b. Exclusion A.10 will not apply to: (i) a **Claim** for **Retaliation**; or (ii) an actual or alleged violation of the Equal Pay Act.

B. EXCLUSIONS APPLICABLE TO ALL LOSS, OTHER THAN DEFENSE EXPENSES

1. EMPLOYMENT AGREEMENT

The Company will not be liable for **Loss**, other than **Defense Expenses**, on account of a **Claim** seeking: (i) severance pay, damages, or penalties under an express written **Employment Agreement**, or under any policy or procedure providing for payment in the event of separation from employment; or (ii) sums sought solely on the basis of a claim for unpaid services.

2. EQUITABLE RELIEF

The Company will not be liable for **Loss**, other than **Defense Expenses**, on account of a **Claim** seeking costs to comply with an order, judgment, or award of injunctive or other equitable relief, or the portion of a settlement encompassing injunctive or other equitable relief, including actual or anticipated costs associated with, or arising from, an **Insured's** obligation to provide reasonable accommodations under, or otherwise comply with, the Americans With Disabilities Act, the Rehabilitation Act of 1973, or similar domestic or foreign law or regulation.

IV. CONDITIONS

A. OUTSIDE POSITIONS - LIMIT OF LIABILITY

If a **Claim** against an **Insured Person** gives rise to an obligation both under this **Liability Coverage** and other insurance issued by the Company, or any of its affiliates, to an **Outside Entity**, the Company's maximum liability for **Loss** on account of such **Claim** will not exceed the largest single available limit of liability under such applicable insurance.

THIS IS A CLAIMS MADE COVERAGE WITH DEFENSE EXPENSES INCLUDED IN THE LIMIT OF LIABILITY. PLEASE READ THE POLICY CAREFULLY.

I. INSURING AGREEMENTS

A. FIDUCIARY LIABILITY COVERAGE

The Company will pay on behalf of the **Insured**, **Loss** that the **Insured** is legally liable to pay on account of a **Claim** first made against the **Insured** during the **Policy Period** or any applicable Extended Reporting Period, for a **Wrongful Act** occurring before or during the **Policy Period**.

B. SETTLEMENT PROGRAM COVERAGE

The Company will pay on behalf of the **Insured**, **Settlement Fees** incurred by the **Insured** in connection with a **Settlement Program Notice**; provided that participation by the **Insured** in a **Settlement Program** commences during the **Policy Period** or any applicable Extended Reporting Period.

II. DEFINITIONS

Wherever appearing in this **Liability Coverage**, in either the singular or plural, words or phrases appearing in bold type have the following meanings:

A. *Administration* means:

1. giving counsel, advice, or notice to employees of the **Insured Organization**, participants, or beneficiaries with respect to **Employee Benefits**;

2. interpreting **Employee Benefits**;

3. handling records in connection with **Employee Benefits**; or

4. enrolling, terminating, or canceling employees of the **Insured Organization**, participants, or beneficiaries under an **Employee Benefits** program.

B. *Claim* means:

1. a written demand against an **Insured** for monetary damages or nonmonetary relief, including injunctive relief, commenced by the **Insured's** receipt of such written demand;

2. a civil proceeding, including binding arbitration or other formal alternative dispute resolution, against an **Insured**, commenced by service of a complaint, arbitration petition, or similar legal document;

3. a criminal proceeding against an **Insured**, commenced by the return of an indictment or similar legal document;

4. a formal administrative or regulatory proceeding against an **Insured**, commenced by filing of a notice of charges, formal investigative order, service of summons, or similar legal document, including a fact-finding investigation by the U.S. Department of Labor, Pension Benefit Guaranty Corporation, or similar government agency that is located outside of the United States, including, within the United Kingdom, the Pensions Ombudsmen, appointed by the Secretary of State for Social Services or by the Occupational Pensions Regulatory Authority, or any successor body; or

5. a written request to toll or waive a statute of limitations relating to any of the above, commenced by the **Insured's** receipt of such written request,

for a **Wrongful Act**. A **Claim** is deemed to be made when it is first commenced as set forth above.

C. *Employee Benefits* mean benefits provided through an **Employee Benefit Plan** or a **Multiemployer Plan**, and benefits provided under workers' compensation insurance, unemployment insurance, Social Security, disability insurance, and the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA).

D. *Employee Benefit Plan* means:

1. a **Welfare Plan** that is or was sponsored solely by an **Insured Organization** exclusively for the benefit of employees of **Insured Organizations**;

2. a **Pension Plan**, including an **Employee Stock Ownership Plan**, that is or was sponsored solely by an **Insured Organization** exclusively for the benefit of employees of **Insured Organizations**, and existed on or before the Inception Date set forth in ITEM 2 of the Declarations;

3. a group or group-type insurance program that meets the safe harbor conditions set forth in 29 C.F.R. 2510.3-1(j)(1), including a Health Savings Account program, or a benefit plan that is not subject to Title I of **ERISA**, including any fringe benefit or excess benefit plan, that is or was sponsored solely by an **Insured Organization** exclusively for the benefit of employees of **Insured Organizations**; or

4. an **Employee Benefit Plan** covered pursuant to section V. CONDITIONS A., ACQUISITION OR FORMATION OF AN EMPLOYEE BENEFIT PLAN.

E. *Employee Stock Ownership Plan* means any plan so defined in **ERISA** § 407(d)(6)(A), or similar domestic law.

F. *ERISA* means the Employee Retirement Income Security Act of 1974, or similar domestic law.

G. *ESOP Administration* means:

1. giving notice to employees of the **Insured Organization**, participants, or beneficiaries with respect to **Employee Stock Ownership Plan** benefits;

2. interpreting **Employee Stock Ownership Plan** benefits;

3. handling records in connection with **Employee Stock Ownership Plan** benefits; or

4. enrolling, terminating or canceling employees of the **Insured Organization**, participants, or beneficiaries under an **Employee Stock Ownership Plan**.

H. *Executive Officer* means a natural person while serving as the chief executive officer, chief financial officer, chief investment officer, chief compliance officer, in-house general counsel of the **Insured Organization**, managing partner, or a trustee of an **Employee Benefit Plan**, or the functional or foreign equivalent position.

I. *HIPAA* means the Health Insurance Portability and Accountability Act of 1996.

J. *Insured* means **Insured Persons**, **Insured Organizations**, and **Employee Benefit Plans**.

K. *Insured Organization* means an **Investment Advisor**, **Private Equity Firm**, or **Subsidiary**, including such entity as a debtor in possession under the U.S. Bankruptcy Code, Chapter 11, or its foreign equivalent.

L. *Insured Person* means a natural person who is, was, or becomes a trustee, member of the board of directors or governors, management committee member, general partner, officer, in-house general counsel, member of an **Employee Benefit Plan** committee, or employee of an **Insured Organization** or **Employee Benefit Plan**, while acting in his or her capacity as a fiduciary of an **Employee Benefit Plan**, or as a person performing **Administration** or **ESOP Administration**.

M. *Loss* means: (i) **Defense Expenses**; (ii) damages, judgments, settlements, prejudgment and postjudgment interest, or back pay and front pay, that an **Insured** is legally obligated to pay as a result of a **Claim**; or (iii) solely with respect to Insuring Agreement B, **Settlement Fees**; provided that with respect to the multiple portion of a multiplied damage award, or punitive or exemplary damages, **Loss** only includes such damages to the extent they are insurable under the law of a jurisdiction that is most favorable to the insurability of such damages and has a substantial relationship to the **Insured**, the **Claim**, the Company, or this **Liability Policy**.

Loss, other than **Defense Expenses**, also does not include any amount that constitutes:

1. civil or criminal fines (other than: (i) **Settlement Fees** pursuant to Insuring Agreement B; (ii) civil penalties under **ERISA** §§ 502(i) and 502(l), or the privacy provisions of **HIPAA**; or (iii) in the United Kingdom, civil penalties imposed by the Pensions Ombudsmen appointed by the Secretary of State for Social Services or by the Occupational Pensions Regulatory Authority, Pensions Regulator, or any successor body, provided that the funds or assets of the pension scheme will not be used to fund, pay or reimburse the premium for this coverage or any portion thereof);

2. sanctions; liquidated damages; payroll or other taxes; or damages or types of relief deemed uninsurable under applicable law; or

3. payment of medical benefits, pension benefits, severance, or **Employee Benefits** that are or may become due, other than to the extent that such sums are payable as a personal obligation of an **Insured Person** because of such **Insured Person's Wrongful Act**; provided that this will not apply to:

   a. the Company's obligation to defend a **Claim**, or to pay, advance, or reimburse **Defense Expenses** on account of a **Claim** seeking such benefits; or

   b. the portion of a damage award, settlement, or judgment covered as **Loss** under this **Liability Coverage** that represents a loss to an **Employee Benefit Plan** or account of a participant in an **Employee Benefit Plan**, by reason of a change in value of investments held by such **Employee Benefit Plan** or account, including investments in the securities of the **Insured Organization**, even if characterized by plaintiffs or a court as "benefits."

   Loss does not include an amount that an **Insured** is absolved from paying or is allocated to uncovered loss pursuant to the General Terms and Conditions, section III. CONDITIONS, J. ALLOCATION.

N. *Multiemployer Plan* means a **Pension Plan** or **Welfare Plan** maintained pursuant to one or more collective bargaining agreements to which the **Insured Organization** and at least one other employer is required to contribute.

O. *Pension Plan* means any plan so defined in **ERISA** § 3(2), or ay similar domestic or foreign law.

P. *Settlement Fees* mean any fees, penalties, or sanctions imposed by law under a **Settlement Program** that an **Insured** agrees to pay, with the Company's consent, as a result of a **Wrongful Act**. **Settlement Fees** also mean the reasonable and necessary legal fees and expenses incurred by the Company or the **Insured**, with the Company's consent, in connection with a **Settlement Program**; provided that **Settlement Fees** do not include the salaries, wages, benefits, or overhead of, or paid to, an **Insured** or **Employee**.

Q. *Settlement Program* means a voluntary compliance resolution program, or similar voluntary settlement program, entered into by the **Insured Organization**, that is administered by the U.S. Internal Revenue Service or U.S. Department of Labor, including the Employee Plans Compliance Resolution System, Self Correction Program, Audit Closing Agreement Plan, Delinquent Filer Voluntary Compliance Program, and Voluntary Fiduciary Correction Program.

R. *Settlement Program Notice* means a prior written notice to the Company by the **Insured** evidencing the **Insured's** intent to enter into a **Settlement Program**.

S. *Welfare Plan* means a plan so defined in **ERISA** § 3(1), or similar domestic or foreign law.

T. *Workplace Misconduct* means:

   1. an actual or alleged failure, or refusal to hire or employ an applicant for employment with the **Insured Organization**;

   2. an actual or alleged termination, or constructive termination, of an employment relationship with the **Insured Organization**;

   3. an actual or alleged demotion of, refusal to train or promote, an employee of the **Insured Organization**;

   4. an act or omission by which an **Insured** allegedly treats one employee of the **Insured Organization** differently from another in compensation, terms, conditions, opportunities, or privileges of employment, including acts or practices taken for the purpose of, or which have the impact of, distinguishing among, limiting, segregating, or classifying employees of the **Insured Organization** or applicants for employment with the **Insured Organization** in their compensation terms, conditions, opportunities, or privileges of employment on any of the following grounds: race, color, national origin, religion, creed, gender, sexual orientation, pregnancy, disability, medical condition, age, marital status, Vietnam Era Veteran status, military service, or any other legally protected category, status, or characteristic established pursuant to domestic law, including the Civil Rights Act of 1964 Title VII, Civil Rights Act of 1991, Rehabilitation Act of 1973, Age Discrimination in Employment Act, Older Workers Benefit Protection Act, Uniformed Services Employment and Reemployment Rights Act of 1994, Americans With Disabilities Act, or Family Medical Leave Act;

   5. an adverse employment action with regard to an employee of the **Insured Organization** on account of such employee's exercise or attempted exercise of rights protected by law, or on account of such employee's cooperation with a proceeding or investigation regarding alleged violations of law; or

   6. an actual or constructive termination of an employment relationship with the **Insured Organization** in a manner or for a reason that is contrary to applicable law or in violation of a written, oral, or implied agreement, other than a collective bargaining agreement, for continued employment.

U. *Wrongful Act* means:

1. an actual or alleged breach of fiduciary duty by, or on behalf of, the **Insured** with respect to an **Employee Benefit Plan**, including:

   a. an actual or alleged breach of duties, obligations, and responsibilities imposed by **ERISA**, COBRA, **HIPAA**, or similar domestic or foreign law, in the discharge of the **Insured's** duties with respect to an **Employee Benefit Plan**; or

   b. any other matter claimed against an **Insured** solely because of the **Insured's** status as a fiduciary of an **Employee Benefit Plan**; or

2. an actual or alleged negligent act, error, or omission, by or on behalf of, the **Insured** in the **Administration** of **Employee Benefits**.

III. EXCLUSIONS

A. EXCLUSIONS APPLICABLE TO ALL LOSS

1. BODILY INJURY, PERSONAL INJURY, AND PROPERTY DAMAGE

The Company will not be liable for **Loss** on account of a **Claim** for: (i) bodily injury, mental anguish, emotional distress, loss of consortium, sickness, disease, or death of any person; (ii) false arrest, detention, imprisonment, or malicious prosecution; (iii) wrongful entry, wrongful eviction, invasion of the right of private occupancy; or (iv) damage to, or destruction of, tangible or intangible property or data, including the loss of the use of such property or data.

2. CONTRACTUAL LIABILITY

a. The Company will not be liable for **Loss** on account of a **Claim** for any liability of others assumed by an **Insured** under an oral or written contract or agreement, other than an **Employee Benefit Plan**.

b. Exclusion A.2 will not apply to the extent that the **Insured** would have been liable in the absence of such contract or agreement.

3. EMPLOYMENT LAWS

The Company will not be liable for **Loss** on account of a **Claim** for a violation of: (i) the responsibilities, duties or obligations under any law concerning Social Security, unemployment insurance, workers' compensation, disability insurance, or any similar law; or (ii) the Worker Adjustment and Retraining Notification Act (WARN), Occupational Safety and Health Act (OSHA), Fair Labor Standards Act (FLSA), National Labor Relations Act (NLRA), or similar law, other than COBRA, **HIPAA**, or **ERISA**.

4. POLLUTION

The Company will not be liable for **Loss** on account of a **Claim**: (i) for the actual, alleged, or threatened discharge, dispersal, seepage, migration, release, or escape of a **Pollutant**; (ii) for any request, demand, order, or statutory or regulatory requirement that any **Insured** or others test for, monitor, clean up, remove, contain, treat, detoxify, neutralize, or in any way respond to or assess the effects of a **Pollutant**; or (iii) brought by or on behalf of any governmental authority because of testing for, monitoring, cleaning up, removing, containing, treating, detoxifying, neutralizing, or in any way responding to or assessing the effects of a **Pollutant**.

5. PRIOR NOTICE

The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any fact, circumstance, situation, event, **Wrongful Act**, or **Related Wrongful Act** that has been the subject of a written notice given by, or on behalf of, an **Insured** under a fiduciary liability, or similar type insurance.

6. PRIOR OR PENDING PROCEEDING

The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of any fact, circumstance, situation, event, **Wrongful Act**, or **Related Wrongful Act**, underlying or alleged in a prior or pending civil, criminal, administrative, or regulatory proceeding, including a mediation, arbitration, or other alternative dispute resolution against an **Insured**, as of, or prior to, the applicable Prior or Pending Proceeding Date set forth in ITEM 5 of the Declarations for this **Liability Coverage**.

7. SETTLEMENT PROGRAM

The Company will not be liable for **Loss** for a **Settlement Program** based upon or arising out any fact, circumstance, situation, event, **Wrongful Act**, or **Related Wrongful Act** that is, or reasonably would be regarded as, the basis for a **Settlement Program** about which any **Executive Officer** had knowledge prior to the Inception

Date set forth in ITEM 2 of the Declarations for this **Liability Coverage**.

8. WORKPLACE MISCONDUCT

The Company will not be liable for **Loss** on account of a **Claim** based upon or arising out of **Workplace Misconduct**, other than **Claims** asserted under **ERISA**.

B. EXCLUSIONS APPLICABLE TO LOSS, OTHER THAN DEFENSE EXPENSES

1. DISHONEST, CRIMINAL, AND FRAUDULENT ACTS

a. The Company will not be liable for **Loss**, other than **Defense Expenses**, on account of a **Claim** based upon or arising out of any deliberately dishonest, criminal, or fraudulent act or omission, or a willful violation of law or regulation, if a final nonappealable adjudication adverse to the **Insured** in any underlying action establishes that such **Insured** committed such act, omission, or willful violation.

b. For purposes of applying Exclusion B.1: (i) no fact pertaining to, or knowledge possessed by, an **Insured Person** will be imputed to another **Insured Person**; and (ii) only facts pertaining to, or knowledge possessed by, an **Executive Officer** will be imputed to the **Insured Organization**.

2. IMPROPER PROFIT

a. The Company will not be liable for **Loss**, other than **Defense Expenses**, on account of a **Claim** based upon or arising out of an **Insured's** acquisition of any profit, remuneration, or financial advantage to which such **Insured** was not legally entitled, if a final nonappealable adjudication adverse to the **Insured** in any underlying action establishes that such **Insured** was not legally entitled to such profit, remuneration, or financial advantage.

b. For purposes of applying Exclusion B.2: (i) no fact pertaining to, or knowledge possessed by, an **Insured Person** will be imputed to another **Insured Person**; and (ii) only facts pertaining to, or knowledge possessed by, an **Executive Officer** will be imputed to the **Insured Organization**.

3. EQUITABLE RELIEF

The Company will not be liable for **Loss**, other than **Defense Expenses**, for a **Claim** seeking costs and expenses to comply with an order, judgment, or award of injunctive or other equitable relief, or the portion of a settlement encompassing injunctive or other equitable relief, including actual or anticipated costs and expenses associated with, or arising from, an **Insured's** obligation to provide reasonable accommodation under, or otherwise comply with, the Americans With Disabilities Act or the Rehabilitation Act of 1973, or any similar domestic or foreign law.

IV. CONDITIONS

A. ACQUISITION OR FORMATION OF AN EMPLOYEE BENEFIT PLAN

1. If, during the **Policy Period**, the **Insured Organization** acquires or forms an **Employee Benefit Plan**, this **Liability Coverage** will provide coverage for that acquired or formed **Employee Benefit Plan** and its **Insured Persons**, subject to all other terms and conditions of this **Liability Coverage**, but only for **Claims** for **Wrongful Acts** occurring wholly during the time that the **Insured Organization** is sole sponsor with regard to the **Employee Benefit Plan**.

2. Such coverage pursuant to CONDITION A.1. will only apply to a **Pension Plan** acquired or formed by the **Insured Organization** if the **Insured Organization** provides written notice of such acquisition or formation to the Company and an application has been submitted to the Company, including any documentation and information as the Company may require, within 90 days after the effective date of such acquisition or formation. Coverage for the acquired or formed **Pension Plan** will not be afforded following such 90-day period unless the Company has agreed to provide such coverage, subject to any additional terms and conditions as the Company may require, and the **Named Insured** has paid the Company an additional premium as may be required by the Company. This notice requirement and the 90-day limitation of coverage will not apply, if: (i) the total assets of the acquired or formed **Pension Plan**, as of the effective date of such acquisition or formation, do not exceed 30% of the total plan assets shown on the most recent Application submitted by the **Insured Organization**; or (ii) the acquisition or formation occurs within 90 days prior to the end of the **Policy Period**.

3. If such acquired or formed **Employee Benefit Plan** is an **Employee Stock Ownership Plan** that is not part of, and is separate from, any other **Pension Plan**, the coverage provided pursuant to this section to such **Employee Stock Ownership Plan** will be limited to actual or alleged negligent acts, errors, or omissions by, or on behalf of, the **Insured** in the **ESOP Administration** of **Employee Benefits**.

B. HIPAA CIVIL MONEY PENALTIES

1. The Company's maximum limit of liability for all civil money penalties under the privacy provisions of **HIPAA** will be the amount set forth in ITEM 5 of the Declarations as the HIPAA Limit of Liability, which amount is included within, and not in addition to, any applicable limit of liability.

2. None of the Retention amounts set forth in ITEM 5 of the Declarations will apply to civil penalties under the privacy provisions of **HIPAA**.

C. INSURED'S DUTIES IN THE EVENT OF A SETTLEMENT PROGRAM NOTICE

All **Settlement Program Notices** must be sent by mail, prepaid express courier, or electronic mail to the address set forth in ITEM 3 of the Declarations, and will be effective upon receipt. The **Insured** will not enter into a **Settlement Program** or incur any **Settlement Fees** in connection with a **Settlement Program Notice** without the Company's prior written consent, which will not be unreasonably withheld. The Company will not be liable for any **Settlement Fees** to which it has not consented.

D. MERGER OF PLANS

1. If, during the **Policy Period**, an **Employee Benefit Plan** is merged with another **Employee Benefit Plan**, this **Liability Coverage** will continue to provide coverage for both plans, subject to all other terms and conditions of this **Liability Coverage**, and only for as long as this **Liability Coverage** remains in effect as to the **Named Insured**.

2. If, during the **Policy Period**, an **Employee Benefit Plan** (Covered Plan) is merged with another **Welfare Plan** or **Pension Plan** for which coverage is not provided under this **Liability Coverage**, this **Liability Coverage** will continue to provide coverage for only the Covered Plan, subject to all other terms and conditions of this **Liability Coverage**, and only for as long as this **Liability Coverage** remains in effect as to the **Named Insured**, but only for **Claims** for **Wrongful Acts** that occurred prior to the date of such merger.

E. SALE OF PLAN

1. If prior to or during the **Policy Period** an **Employee Benefit Plan** is sold, then this **Liability Coverage** will provide coverage for such plan, subject to all other terms, conditions and limitations of this **Liability Coverage** and only for so long as this **Liability Coverage** remains in effect as to the **Named Insured**.

2. The coverage provided pursuant to CONDITION F. will apply only: (i) for **Claims** for **Wrongful Acts** that occurred prior to the date of such sale; (ii) while such plan was sponsored solely by an **Insured Organization** exclusively for the benefit of employees of **Insured Organizations**; and (iii) if notice of such sale is given to the Company prior to the end of such **Policy Period**.

F. SETTLEMENT PROGRAM – LIMIT OF LIABILITY AND RETENTION

1. The Company's maximum limit of liability for all **Settlement Fees** in connection with a **Settlement Program Notice** will be the amount set forth in ITEM 5 of the Declarations as the Settlement Program Limit of Liability, which amount is included within, and not in addition to, any applicable limit of liability.

2. **Settlement Fees** incurred with respect to a **Settlement Program Notice** will be subject to the applicable Retention set forth in ITEM 5 of the Declarations. If a **Settlement Program Notice** results in a **Claim**, the applicable Retentions will be applied separately to such **Claim** and **Settlement Program Notice**, respectively, but the sum of such Retentions will not exceed the largest of such Retentions.

G. SETTLEMENT PROGRAM – ERP AND RUN-OFF ERP

1. The **Extended Reporting Period** described in the General Terms and Conditions, section III. CONDITIONS B. EXTENDED REPORTING PERIOD will apply only to **Settlement Fees** incurred by the **Insured** in connection with a **Settlement Program Notice** as a result of the **Insured's** participation during the Extended Reporting Period in a **Settlement Program**, but only if such participation commences during the Extended Reporting Period and involves an **Employee Benefit Plan's** actual or alleged inadvertent noncompliance with any statute, rule, or regulation before the effective date of such termination or nonrenewal.

2. The extension of coverage described in the General Terms and Conditions, section III. CONDITIONS O. CHANGE OF CONTROL, 3. will apply only to **Settlement Fees** incurred by the **Insured** in connection with a **Settlement Program Notice** as a result of the **Insured's** participation in a **Settlement Program** during such extension, but only if such participation commences during such extension and involves an **Employee Benefit Plan's** actual or alleged inadvertent noncompliance with any statute, rule, or regulation before the change of control occurred.

H. TERMINATION OF PLAN

If before or during the **Policy Period**, an **Employee Benefit Plan** is terminated, this **Liability Coverage** will provide coverage for such **Employee Benefit Plan**, subject to all other terms, conditions and limitations of this **Liability Coverage**, for as long as this **Liability Coverage** remains in effect as to the **Named Insured**.

DEFENSE EXPENSES INCLUDE INVESTIGATING AND MONITORING CLAIMS ENDORSEMENT

This endorsement changes the following:

It is agreed that:

The following is added to II. DEFINITIONS:

Defense Expenses also mean the necessary costs, charges, expenses, and fees, including attorney's fees, incurred in investigating or monitoring a **Claim**.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**

Policy Number: **106672464**

CRUCIAL EVENT COVERAGE ENDORSEMENT

This endorsement changes the following:

Mutual Fund Liability, Hedge Fund Liability, Private Company Directors and Officers Liability

It is agreed that:

1. The following is added to ITEM 5 of the Declarations:

    Crucial Event Limit of Liability: $100,000

    Crucial Event Coverage Prior or Pending Proceeding Date: 02/01/2018

2. The following is added to I. INSURING AGREEMENTS:

    CRUCIAL EVENT COVERAGE

    The Company will pay **Crucial Event Loss** incurred by an **Insured Organization** on account of a **Crucial Event Matter** that begins during the **Policy Period**.

3. The following are added to II. DEFINITIONS:

    Crucial Event Firm means a law firm, public relations firm, or other professional firm that specializes in crisis management, that is hired by an **Insured Organization**, with the Company's prior written consent, which will not be unreasonably withheld, to perform **Crucial Event Services** for such **Insured Organization**.

    Crucial Event Loss means the reasonable fees and expenses paid for **Crucial Event Services**, and any costs associated with printing, advertising, mailing materials, or travel by **Directors or Officers**, **Employees**, or agents of the **Insured Organization** or the **Crucial Event Firm**, in connection with a **Crucial Event Matter**, that are incurred within 90 days of such **Crucial Event Matter**.

Crucial Event Matter means:

a. the death, incapacity, or criminal indictment of an **Insured Person** upon whom the **Insured Organization** maintains key person life insurance;

b. a public announcement or accusation that an **Insured Organization** has caused bodily injury, sickness, disease, death, or emotional distress of a group of persons, or damage or destruction of tangible real estate, including the loss of such real estate;

c. a public announcement of employee layoffs in excess of 25% of an **Insured Organization's** total number of employees;

d. a public announcement that an **Insured Organization** is responsible for laying off or otherwise terminating employees of its **Portfolio Company** in excess of 25% of such **Portfolio Company's** total number of employees.

e. a public announcement that an **Insured Organization** has defaulted or intends to default on its debt;

f. a public announcement that an **Insured Organization** intends to file for bankruptcy protection, a third party is seeking to file for involuntary bankruptcy on behalf of an **Insured Organization**, or bankruptcy proceedings against an **Insured Organization** are imminent;

g. a public announcement that an **Insured Organization** is, or will be liquidating all, or a majority of its assets; or

Issuing Company: **Travelers Casualty and Surety Company of America**

Policy Number:　　**106672464**

h. a public announcement that governmental or regulatory proceedings, or investigations, are beginning, or will soon begin, against the **Insured Organization**;

Crucial Event Matters begin once a person in a Specified Position indicated below becomes aware of an event that is described in a-h, and ends once the **Crucial Event Firm** advises that such event no longer exists.

Crucial Event Services mean services performed by a **Crucial Event Firm** to minimize potential harm to an **Insured Organization** arising from a **Crucial Event Matter**, including actions designed to maintain and restore investor confidence in such **Insured Organization**.

4. The following is added to section III. EXCLUSIONS:

   EXCLUSIONS APPLICABLE TO THE CRUCIAL EVENT COVERAGE INSURING AGREEMENT

   1. The Company will not be liable for a **Crucial Event Loss** on account of a **Crucial Event Matter** based upon or arising out of any fact, circumstance, situation, or event that has been the subject of written notice given by, or on behalf of, an **Insured** and accepted under another director and officers, or similar liability insurance.

   2. The Company will not be liable for a **Crucial Event Loss** on account of a **Crucial Event Matter** based upon or arising out of any fact, circumstance, situation, or event underlying or alleged in a prior or pending civil, criminal, administrative, or regulatory proceeding, including a mediation, arbitration, or other alternative dispute resolution against an **Insured** as of the Crucial Event Coverage Prior or Pending Proceeding Date.

   3. The Company will not be liable for a **Crucial Event Loss** on account of a **Crucial Event Matter**: (i) for the actual, alleged, or threatened discharge, dispersal, seepage, migration, release, or escape of a **Pollutant**; (ii) for any request, demand, order, or statutory or regulatory requirement that any **Insured** or others test for, monitor, clean up, remove, contain, treat, detoxify, neutralize, or in any way respond to or assess the effects of a **Pollutant**; or (iii) brought by or on behalf of a governmental authority because of testing for, monitoring, cleaning up, removing, containing, treating, detoxifying, neutralizing, or otherwise responding to or assessing the effects of a **Pollutant**.

5. The following is added to section IV. CONDITIONS:

   CRUCIAL EVENT COVERAGE

   1. As a condition precedent to exercising rights under the Crucial Event Coverage Insuring Agreement, the **Insured** must provide the Company written notice of an actual or anticipated **Crucial Event Matter** as soon as practicable, but in no event later than 30 days after the **Insured Organization** first incurs **Crucial Event Loss** for which coverage will be requested; such notice must be delivered to the Company as set forth in ITEM 3 of the Declarations.

   2. If the Company has provided its prior written approval of the **Crucial Event Firm** that will perform the **Crucial Event Services** for the **Insured Organization**, the Company's prior approval is not required before **Crucial Event Loss** is incurred.

   3. No Retention applies to **Crucial Event Matters**.

   4. The Company's maximum liability for all **Crucial Event Loss** is the Crucial Event Limit of Liability, which is part of, and not in addition to, any applicable Limit of Liability for the **Liability Coverage**.

Specified Position

CEO

CFO

CCO

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

MOCK REGULATORY EXAMINATION ENDORSEMENT

This endorsement changes the following:

Investment Adviser Professional Liability, Mutual Fund Liability, Hedge Fund Liability

---

It is agreed that:

1. The following is added to I. INSURING AGREEMENTS:

    MOCK REGULATORY EXAMINATION

    The Company will reimburse the **Insured Organization's** premium in an amount constituting half of the costs paid for a **Mock Regulatory Examination** up to the lesser of 10% of the **Liability Policy** premium or $25,000, subject to the Company's receipt and validation of the compliance consulting firm's invoice during the **Policy Period**.

2. The following is added to II. DEFINITIONS:

    Mock Regulatory Examination means a simulated regulatory compliance examination of an **Insured Organization** performed during the **Policy Period** by a compliance consulting firm that is on the Company's pre-approved panel.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**

Policy Number: **106672464**

INSURED ORGANIZATION VERSUS INSURED ENDORSEMENT

This endorsement changes the following:

Hedge Fund Liability, Mutual Fund Liability, Employment Practices Liability, Fiduciary Liability, Private Company Directors and Officers Liability, Investment Adviser Professional Liability

It is agreed that:

The following replaces III. EXCLUSIONS, INSURED VERSUS INSURED:

INSURED ORGANIZATION VERSUS INSURED

a. The Company will not be liable for **Loss** on account of a **Claim** that is brought or maintained by, or on behalf of, an **Insured Organization** against an **Insured**.

b. This Exclusion does not apply to a **Claim** brought and maintained:
   i.   in the form of a security holder derivative action or demand;
   ii. by the **Insured Organization** as a debtor in possession, or by a court appointed examiner, receiver, conservator, liquidator, trustee, rehabilitator, member of a creditor's committee of the **Insured Organization**, or similar official serving in the same legal capacity; or
   iii. outside the United States, U.S. territories and possessions, Canada, United Kingdom, or Australia;

   iv. against a Mutual Fund Independent Director, provided that such Claim is brought and maintained without the active solicitation, assistance, or participation of such **Mutual Fund Independent Director**.

c. For the purpose of this Exclusion, **Whistleblowing Activity** alone will not constitute active solicitation, assistance, or participation

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**
Policy Number: **106672464**

INFORMAL INVESTIGATIONS INSURING AGREEMENT AND RETENTION ENDORSEMENT

This endorsement changes the following:

It is agreed that:

1. The following is added to ITEM 5 of the Declarations:

    Informal Investigation Retention: $500,000 for each **Claim** under the Informal Investigation Coverage Insuring Agreement

2. The following is added to I. INSURING AGREEMENTS:

    INFORMAL INVESTIGATION COVERAGE

    The Company will pay on behalf of the **Insured**, **Loss** the **Insured** is legally obligated to pay on account of a **Claim** that is an **Informal Investigation**, first made against the **Insured** during the **Policy Period**, or any applicable Extended Reporting Period.

3. The following is added to II. DEFINITIONS:

    Claim also means an **Informal Investigation** commenced by the **Insured's** receipt of a subpoena, Wells Notice, target letter (within the meaning of Title 9, §11.151 of the U.S. Attorney's Manual), formal order of investigation, formal civil investigative demand, notice of charges, order to show cause, search warrant, S.E.C. Form 1661 or 1662, or other written request for documents, information, an interview, or testimony, or the receipt of a functional or foreign equivalent request by an **Insured**, commenced by the **Insured** receipt of the request; such **Informal Investigation** does not require an alleged **Wrongful Act**.

4. The following is added to II. DEFINITIONS:

    Informal Investigation means a civil, criminal, administrative, or regulatory investigation or inquiry of an **Insured** by a domestic or foreign governmental, administrative, or regulatory authority or self-regulatory organization.

5. The following is added to IV. CONDITIONS:

    INFORMAL INVESTIGATION COVERAGE

    The Retention for each **Claim** under the Informal Investigation Coverage Insuring Agreement will be the Informal Investigation Retention set forth in ITEM 5 of the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

SUPPLEMENTAL COVERAGE FOR CHIEF COMPLIANCE OFFICERS ENDORSEMENT

This endorsement changes the following:

Investment Adviser Professional Liability, Mutual Fund Liability, Hedge Fund Liability

---

It is agreed that:

1. The following is added to ITEM 5 of the Declarations:

   Supplemental Chief Compliance Officer Coverage Limit of Liability: $100,000

2. The following is added to I. INSURING AGREEMENTS:

   SUPPLEMENTAL CHIEF COMPLIANCE OFFICER COVERAGE

   The Company will pay on behalf of a **Chief Compliance Officer**, **Loss** that the **Chief Compliance Officer** is legally obligated to pay, and is excess of any other insurance or indemnification available to such **Chief Compliance Officer**, on account of a **Claim** first made against such **Chief Compliance Officer** during the **Policy Period**, or any applicable Extended Reporting Period.

3. The following is added to II. DEFINITIONS:

   Chief Compliance Officer means a natural person while acting as the **Insured Organization's** chief compliance officer pursuant to the Investment Advisers Act of 1940, the Investment Company Act of 1940, or the Commodities Exchange Act, or performing a functional or foreign equivalent position for the **Insured Organization**.

   Loss also means, solely with respect to the Supplemental Chief Compliance Officer Coverage Insuring Agreement, fines or penalties imposed upon a **Chief Compliance Officer** for a violation of the Investment Advisers Act of 1940 Rule 206(4)-7, the Investment Company Act of 1940 Rule 38a-1, the Commodities Exchange Act § 4s(k), or any similar domestic or foreign law, but only to the extent such fines or penalties are insurable under the applicable law most favorable to the insurability of such fines or penalties.

4. The following is added to IV. CONDITIONS:

   SUPPLEMENTAL CHIEF COMPLIANCE OFFICER COVERAGE

   The Company's maximum liability under the Supplemental Chief Compliance Officer Coverage Insuring Agreement is the Supplemental Chief Compliance Officer Coverage Limit of Liability, which is in addition to the limit of liability for the **Liability Coverage**, and in excess of any other insurance or indemnification available to such **Chief Compliance Officer**.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**
Policy Number: **106672464**

FIDELITY BOND ALLOCATION AGREEMENT

This Agreement, dated as of February 1, 2021, is by and among The Merger Fund ("TMF"), The Merger Fund VL ("VL") and Westchester Capital Funds, on behalf of its series, WCM Alternatives: Event-Driven Fund ("EDF") and WCM Alternatives: Credit Event Fund ("CEF"), and together, the "Funds", and Westchester Capital Management, LLC, investment adviser to the Funds (the "Adviser"), each a "Party" and together, the "Parties."

The purpose of this agreement is to provide a manner of allocating the premiums, and any proceeds received, on a joint fidelity bond under which the Parties are or hereafter may be insured (the "Bond").

The Parties therefore agree that:

1.   Minimum Assured Coverage. Each Party shall have minimum assured coverage under the Bond in the amounts shown on Schedule A, and each registered investment company named as insured under the Bond shall have an equitable and proportionate share of any recovery under the Bond.

2.   Losses and Allocation of Proceeds.

(a)   The Bond applies only to losses first discovered by any partner, director, officer or supervisory employee of the Parties during the Bond Period (as hereinafter defined), regardless of when the act or acts causing or contributing to such loss occurred. The "Bond Period" is the period from the effective date of the Bond through the next succeeding annual anniversary date (or any modification of such period as may be agreed to by the Parties and the insurer). An "Insured Loss" is a loss insured under the Bond and discovered by a Party during the Bond Period.

(b)   If only one Party incurs a loss resulting from a particular Insured Loss, the amount of that Insured Loss, up to the aggregate coverage per loss under the Bond, shall be allocated to that Party.

(c)   If a loss resulting from the same Insured Loss is incurred by more than one of the Parties, the proceeds of the Bond for that Bond Period shall first be allocated among the Parties suffering losses (i) in proportion to their primary coverage as shown in Schedule A to this agreement, and (ii) if, for that Bond Period, there are remaining proceeds of the Bond after the initial allocation and there are then Parties whose Insured Losses have not been paid in full, then to Parties having excess losses in proportion to their primary coverage, with such allocation repeated until all such Insured Losses have been paid or coverage of the Bond has been exhausted.

(d)   If all Insured Losses relating to a particular Bond Period are not paid at the same time, the Parties who claim Insured Losses for that policy year shall make such provisions as they deem suitable to the particular circumstances (taking into account the size of any payment received, the size, nature and expected result of any remaining claims, and all other relevant factors) to permit a later reallocation of amounts first paid in an equitable and proportionate manner.

3.   Allocation of Premiums. The bond premium shall be divided among the Parties in the proportions shown on Schedule A.

4.   Notices. Each Party agrees to give to the insurer at the earliest practicable moment all notices required under the Bond, and to send a copy of each such notice to the other Party.

47614638_5

5.   Agent. The Adviser is hereby appointed as the agent for the Parties for the purpose of making, adjusting, receiving, and enforcing payment for all Insured Losses under the Bond and otherwise dealing with the insurer concerning the Bond. Any expenses incurred by the Adviser in its capacity as agent with respect to an Insured Loss shall be shared equally by each Party who has incurred a loss resulting from such Insured Loss, regardless of the amount of coverage allocated to each Party with respect to that Insured Loss.

6.   Modification and Termination. This agreement may be modified or amended from time to time, or terminated, by mutual written agreement between the Parties. It may be terminated by any Party upon not less than 60 days' written notice to each other Party. It shall terminate as to any Party as of the date on which that Party ceases to be an insured under the Bond, provided that such termination shall not affect that Party's rights and obligations hereunder with respect to any claims on behalf of that Party which are paid under the Bond by the insurer after the date the Party ceases to be an insured under the Bond.

7.   Further Assurances. Each Party agrees to perform such further acts and to execute such further documents as are necessary to effectuate the purposes of this agreement.

8.   Massachusetts Business Trust. A copy of the Agreement and Declaration of Trust of each of The Merger Fund and Westchester Capital Funds (the "Trusts") is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of such Trusts by an officer or trustee of the Trusts in his or her capacity as an officer or trustee of the Trusts and not individually and that the obligations of or arising out of this instrument are not binding on any of the trustees, officers or shareholders individually, but are binding only upon the assets or property of the Trusts or upon the assets belonging to the series for the benefit of which this instrument is made.

47614638_5

IN WITNESS WHEREOF, the Parties have executed this Fidelity Bond Allocation Agreement as of the date first set forth above.

The Merger Fund

By _____
Name: Bruce Rubin
Title: Vice President and Chief Compliance
        Officer

The Merger Fund VL

By _____
Name: Bruce Rubin
Title: Vice President and Chief Compliance
        Officer

Westchester Capital Funds, on behalf of its series, WCM Alternatives: Event-Driven Fund and WCM Alternatives: Credit Event Fund

By _____
Name: Bruce Rubin
Title: Vice President and Chief Compliance
        Officer

Westchester Capital Management, LLC

By _____
Name: Bruce Rubin
Title: Chief Operating Officer

47614638_5

Schedule A

Bond: Bond Policy [No. 106672465] issued by Travelers Casualty & Surety Company of America

Limit of liability: $3,650,000

Primary coverage allocable to each insured: TMF $2,300,000

                                                   VL $400,000

                                                   Westchester Capital Funds $950,000

Premium allocable to each insured: The Funds   100%

                                                   Adviser   0%

ANNUAL CONSIDERATION OF FIDELITY BOND AND TRUSTEES' AND OFFICERS' ERRORS AND OMISSIONS INSURANCE POLICIES; CONSIDERATION OF THE FIDELITY BOND ALLOCATION AGREEMENT AND THE ERRORS AND OMISSIONS INSURANCE ALLOCATION AGREEMENT

Jennifer Normann of Marsh then joined the Meeting. Mr. Rubin introduced Ms. Normann to the Trustees.

At Mr. Behren's invitation, Ms. Normann reviewed with the Trustees the proposed renewal of the Funds' Directors & Officers Errors and Omissions Policy (the "Insurance Program"). During the course of her remarks, Ms. Normann reviewed with the Trustees the level of coverage under the program generally as well as the level of coverage available only to the Independent Trustees. She noted that there existed a number of sub-limits in the Insurance Program, including limiting the loss coverage for the private funds that the Adviser advises to $10 million. She also reviewed the terms of the proposed fidelity bond (the "Fidelity Bond"), including the terms of the coverage and the related proposed premium.

In response to a question, Ms. Normann explained that the proposed premium increase of 5% was due to recent increases in litigation in the asset management industry and a diminished level of insurer capacity in the industry. She noted that the proposed premium increase for the Funds was lower than what she has seen for other asset management clients and she attributed that to the Funds' attractive risk profile and to the Funds' long-term relationship with the insurance provider, Travelers. In response to a question, Ms. Normann commented that the Funds' coverage amounts of $15 million of shared coverage and $5 million of coverage solely for the Independent Trustees was in line with the Funds' peers of similar asset size. In response to a question, Ms. Normann commented on the expected additional cost of additional coverage.

During the discussion that followed, Ms. Normann commented on the market for insurance in the asset management industry generally. In particular, Ms. Normann stated that SEC investigations and the cost of correction claims could also be driving the increase in premiums across the industry. In response to a question, Ms. Normann commented that the most frequent claims for insurance arise from SEC investigations.

Ms. Normann also commented on trends in the insurance market for cybersecurity related coverage. During her remarks, Ms. Normann stated that the Funds do not have any affirmative coverage for cybersecurity related losses nor is there an express cybersecurity exclusion in the policy. She stated that that was consistent with what she has observed in the market for asset management coverage generally. She explained, however, that an affirmative exclusion for cyber security related losses was becoming more common and she said that the Funds did not have such an exclusion in their Insurance Program. She noted also that there could be coverage for claims related to cybersecurity events, such as claims of negligent oversight by a Trustee, though this is an untested area of the market and that cannot be assured.

Ms. Normann then commented on the proposed Fidelity Bond renewal, noting that the premium of $11,000 for $3 million of coverage was reasonable and appropriate.

Ms. Normann then left the Meeting.

Following a discussion regarding the presentation from Ms. Normann, confirmation that the Adviser recommended the premiums associated with the Insurance Program and Fidelity Bond continue to be allocated on the same basis as in the past year, and after a motion duly made and seconded, it was unanimously

RESOLVED, that the Board, including a majority of the Independent Trustees, have determined that (i) each Fund's participation in the trustees' and officers' errors and omissions insurance for the February 1, 2021 to February 1, 2022 policy year is in the best interests of each Fund and (ii) the proposed share of the premium for such policy to be borne by each Fund, as presented to the Board at this Meeting, is reasonably based on such Fund's proportionate share of the sum of the premiums that would have been paid if such insurance coverage was separately purchased by each Fund and is fair and reasonable to each Fund; and it is further

RESOLVED, that the trustees' and officers' errors and omissions insurance for the February 1, 2021 to February 1, 2022 policy year, on the terms and conditions and at the cost summarized in the report presented to the Board at this Meeting be, and it hereby is, ratified and approved; and it is further

RESOLVED, that the renewal of the joint fidelity bond required to be maintained by the Funds for the period from February 1, 2021 to February 1, 2022, issued by St. Paul Fire and Marine Insurance Company in favor of the Funds with the premium and amount of coverage and on the terms and conditions as presented to the Board at this Meeting be, and it hereby is, ratified and approved; and it is further

RESOLVED, that the portion of the premium to be paid by each of TMF, VL and WCF, as presented to the Board at this Meeting, be and it hereby is, approved, such approval based on the Board's, including a majority of the Independent Trustees, determination that the premium to be allocated to each Fund is fair and equitable based on consideration of the following factors: (i) the number of other parties named as insured, (ii) the nature of the business activities of such other parties, (iii) the amount of the joint insured bond and the amount of the premium for such bond, (iv) the ratable allocation of the premium among all parties named as insureds, and (v) the extent to which the share of the premium allocated to each Fund is less than the premium such Fund would have paid if it had maintained a single insured bond; and it is further

RESOLVED, that the officers of the Funds are hereby authorized to increase the amount of the fidelity bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the 1940 Act; and it is further

RESOLVED, that the Fidelity Bond Allocation Agreement and the Errors and Omissions Insurance Allocation Agreement, each in the form presented to the Board at this Meeting be, and they hereby are, approved; and it is further

2

RESOLVED, that any officer of the Funds be, and each officer hereby severally is, authorized and directed in the name of and on behalf of the Funds to execute the Fidelity Bond Allocation Agreement and the Errors and Omissions Insurance Allocation Agreement, and cause such Fidelity Bond Allocation Agreement to be filed with the SEC, as required.

Other Information Filed Pursuant to Rule 17g-1:

The Merger Fund, The Merger Fund VL and Westchester Capital Funds would have provided and maintained a fidelity bond in the amount of $2,300,000, $400,000 and $950,000, respectively, if each was not named as an insured under the Bond.

The premium, in the amount of $11,000, was paid for the period beginning February 1, 2021 through February 1, 2022.